Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on December 22, 2017.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UroGen Pharma Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

State of Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

Tel: +972 (9) 770-7601

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Urogen Pharma, Inc.

499 Park Avenue, 12th Floor

New York, New York 10022

Telephone: +1 (646) 768-9780

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Divakar Gupta Daniel I. Goldberg Joshua A. Kaufman Cooley LLP The Grace Building 1114 Avenue of the Americas New York, NY 10036 Telephone: (212) 479-6000 Facsimile: (212) 479-6275	Yaron Sobol Steven Berelowitz Hamburger Evron & Co. The Museum Tower 4 Berkowitz Street Tel-Aviv 6423806, Israel Telephone: +972 (3) 607-4040 Facsimile: +972 (3) 607-4004	Eric W. Blanchard Brian K. Rosenzweig Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 Telephone: (212) 841-1000 Facsimile: (212) 841-1010	Chaim Friedland Ari Fried Gornitzky & Co. Zion House 45 Rothschild Blvd. Tel Aviv 6578403, Israel Telephone: +972 (3) 710-9191 Facsimile: +972 (3) 560-6555

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Ordinary Shares, par value NIS 0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the ordinary shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2017

PRELIMINARY PROSPECTUS

            Ordinary Shares

UroGen Pharma Ltd.

We are offering              ordinary shares. Our ordinary shares are listed on the NASDAQ Global Market under the symbol “URGN.” On                     , 2018, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $            . The public offering price will be determined through negotiation between us and the underwriters for this offering and the recent market price used throughout this prospectus may not be indicative of the actual offering price.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our ordinary shares involves a high degree of risk. Please read “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions (1)
Proceeds to UroGen Pharma Ltd. Before Expenses

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

Delivery of the ordinary shares is expected to be made on or about                     , 2018. We have granted the underwriters an option for a period of 30 days to purchase up to an additional              ordinary shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Jefferies

Prospectus dated                     , 2018

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell ordinary shares and seeking offers to purchase ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States: Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

MitoGel, VesiGel, Vesimune, UroGen and RTGel are trademarks of ours that we use in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to our trademark and tradenames.

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Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

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Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our ordinary shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the “company,” “UroGen Pharma,” “we,” “us” and “our” refer to UroGen Pharma Ltd. and its subsidiary, Urogen Pharma, Inc. The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States. All references to “shares” in this prospectus refer to ordinary shares of UroGen Pharma Ltd., par value NIS 0.01 per share.

Overview

We are a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies. We have an innovative and broad pipeline of product candidates that we believe can overcome the deficiencies of current treatment options for a variety of urological conditions with a focus on uro-oncology. Our lead product candidates, MitoGel and VesiGel, are proprietary formulations of the chemotherapy drug Mitomycin C, or MMC, a generic drug, which is currently used off-label for urothelial cancer treatment only in a water-based formulation as an adjuvant, or supplemental post-surgery, therapy. We are developing our product candidates as chemoablation agents, which means they are designed to remove tumors by non-surgical means, to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma, or UTUC, and low-grade bladder cancer. We believe that MitoGel and VesiGel, which are both local drug therapies, have the potential to significantly improve patients’ quality of life by replacing costly, sub-optimal and burdensome tumor resection and kidney removal surgeries as the first-line standard of care. MitoGel and VesiGel may also reduce the need for bladder and upper urinary tract surgeries, including removal of the upper urinary tract, which are major surgical procedures typically performed when local endoscopic tumor resection fails to control the disease progression. Additionally, we believe that our product candidates, which are based on novel formulations of previously approved drugs, may qualify for streamlined regulatory pathways to market approval.

We believe that urothelial cancer, which is comprised of bladder cancer and UTUC, affects a large and underserved patient population. Annual expenditures for Medicare alone in the United States for the treatment of urothelial cancer were estimated to have been at least $4.0 billion in 2010 and are projected to be at least $5.0 billion in 2020. The majority of the expenditures is spent on tumor resection surgeries such as TURBT and upper urinary tract removals. In 2012, the estimated prevalence of urothelial cancer in the United States was 625,000 with an annual incidence of approximately 80,000. The 2012 prevalence of each of low-grade NMIBC and low-grade UTUC in the United States was approximately 325,000 and 14,500, respectively. No drugs have been approved by the U.S. Food and Drug Administration, or the FDA, for the treatment of NMIBC in more than 15 years.

Our lead product candidates, MitoGel and VesiGel, are formulated using our proprietary reverse thermally triggered hydrogel, or RTGel, technology. We believe that RTGel-based drug formulations, which provide for the sustained release of an active drug, may improve the efficacy of treatment of various types of urothelial cancer without compromising the safety of the patient or interfering with the natural flow of fluids from the urinary tract to the bladder. Our formulations are designed to achieve this by increasing the dwell time as well as the tissue coverage of the active drug throughout the organ. Consequently, we believe that RTGel-based drug formulations may enable us to overcome the anatomical and physiological challenges that have historically contributed to the lack of drug development for the treatment of urothelial cancer.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

Our product candidates are administered locally using the standard practice of intravesical instillation directly into the bladder or upper urinary tract via a catheter. The instillation into the bladder is expected to take place in a physician’s office as a same-day treatment, in comparison with TURBT or similar tumor surgical procedures, which are operations conducted under general anesthesia in a hospital setting and may require at least an overnight stay. Tumor surgical procedures often have limited success due to the inability to properly identify, reach and resect all tumors. We believe that an effective chemoablation agent can potentially provide better eradication of tumors irrespective of the detectability and location of the tumors. In addition, by removing the need for surgery, patients may avoid potential complications associated with surgery and hospital-acquired infections.

We are currently evaluating the safety and efficacy of MitoGel, our novel sustained-release formulation of MMC, in patients with low-grade UTUC in a Phase 3 pivotal, single-arm, open label clinical trial, which follows a recently completed “Compassionate Use” program for MitoGel for the treatment of the same indication. “Compassionate Use” is the use outside of a clinical trial of an investigational, or not approved, medical product when patient enrollment in a clinical trial is not possible, typically due to patient ineligibility or a lack of ongoing clinical trials. In the Compassionate Use Program, 22 patients were enrolled, 18 of which had confirmed low-grade UTUC. Of the 18 patients, 13 patients had completed the six-weekly treatment regimen and were evaluated for tumor response. These 13 patients were evaluated for tumor response at the primary evaluation time either endoscopically or through the use of a nonsurgical viewing instrument. Complete response was confirmed by a cytology (urine) confirmation in most cases. Of these 13 patients, eight, or approximately 62%, achieved a complete response, with a median durability of response without recurrence of greater than nine months to date, based on investigator reports. Our analysis of the median recurrence-free durability of those patients who achieved a complete response is still ongoing, with, to our knowledge, only three of the eight patients recurring to date. To date, of the five patients still ongoing without recurrence, to our knowledge, three have durability of response of 12 months or greater. Recurrences were generally of small tumors, presenting with diameters of several millimeters in size that were consequently managed by endoscopic tumor resection. Importantly, of the eight patients that achieved a complete response, or a complete response following an initial partial response, four had a solitary kidney. As all the patients in the Compassionate Use program were candidates for a nephroureterectomy, these four patients otherwise may have had their solitary kidney removed and become dialysis patients.

Five out of the 13 evaluated patients achieved a partial response at the primary evaluation time. One patient who achieved a partial response received three additional monthly courses of MitoGel, and thereafter achieved a complete response. In this Compassionate Use program, MitoGel had been observed to be well-tolerated. We have obtained Orphan Drug Designation for MitoGel for the treatment of UTUC as well as Fast Track Designation for the treatment of patients with low-grade UTUC not amenable to endoscopic resection or contraindicated for nephroureterectomy, which is the removal of the kidney and upper tract, including impaired renal function. We believe that MitoGel has the potential to become the first FDA-approved drug for the treatment of low-grade UTUC serving as a first-line chemoablation agent, sparing patients from repeated tumor resection surgeries and potentially reducing the need for bladder and upper urinary tract surgeries, including upper urinary tract removals.

In addition, we completed evaluating the safety and efficacy of VesiGel, our novel sustained-release high dose formulation of MMC, for the treatment of low-grade NMIBC in a Phase 2a study that was conducted in Europe and Israel. Of the 22 patients treated in the VesiGel high dose group (80mg MMC), 19, or approximately 86%, of the patients achieved a complete response at the primary evaluation time. Moreover, approximately 79% of the patients who achieved a complete response at the primary evaluation time with VesiGel in the study and who have been followed for 12 months thereafter, without receiving additional treatments, remained recurrence free. This compares to approximately 40% to 60% of patients who historically achieve a 12-month durable complete response with TURBT as first-line treatment, followed by adjuvant treatments of

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

MMC instillations into the bladder. We plan to file an IND for VesiGel in the first half of 2018; and, if accepted, we expect to commence a U.S.-based Phase 2b clinical trial for VesiGel shortly thereafter. We also intend to pursue a 505(b)(2) regulatory pathway for VesiGel. We believe that VesiGel has the potential to replace tumor resection surgery and become the new first-line standard of care for the treatment of low-grade NMIBC.

Our clinical stage pipeline also includes Vesimune, our proprietary immunotherapy product candidate for the treatment of high-grade NMIBC, which may include Carcinoma in Situ, or CIS. Vesimune is a novel, liquid formulation of Imiquimod, a generic toll-like receptor 7, or TLR7, agonist. Toll-like receptor agonists play a key role in initiating the innate immune response system. We believe that the combination of Vesimune with additional immunotherapy drugs, such as immune checkpoint inhibitors or chemotherapy drugs like VesiGel, could represent a valid alternative to the current standard of care for the post-TURBT adjuvant treatment of high-grade NMIBC.

BotuGel is our proprietary novel RTGel-based formulation of BOTOX, a branded drug, that we believe can potentially serve as an effective treatment option for patients suffering from overactive bladder. In October 2016, we announced the licensing of the worldwide rights to RTGel in combination with neurotoxins, including BOTOX, to Allergan Pharmaceuticals International Limited, or Allergan, a wholly owned subsidiary of Allergan plc, or the Allergan Agreement. In August 2017, we announced that Allergan had submitted an IND to the FDA in order to be able to commence clinical trials in the United States using the RTGel in combination with BOTOX. In October 2017, Allergan commenced a Phase 2 clinical trial of BotuGel for the treatment of overactive bladder.

Our Product Candidate Pipeline

The following chart summarizes the current status of our product candidate pipeline.

                                     (1) LG: Low Grade.             (2) CIS: Carcinoma in Situ.             (3) OAB: Overactive Bladder.

Overview of Upper Tract Urothelial Carcinoma

UTUC refers to malignant changes of the transitional urothelial cells lining the upper urinary tract of the renal pelvis and ureter. UTUC typically exhibits high local recurrence and development of metastases. Similar to NMIBC,

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

the prognosis of patients with UTUC correlates with the stage and grade of disease at the time of initial diagnosis. The key prognostic factor at the time of diagnosis of UTUC is whether the tumor is in the muscle-invasive or non-muscle invasive stage. The number, size and location of tumors presented also represent important prognostic factors for UTUC. Approximately 40% of the patients diagnosed annually with UTUC in the United States present with non-muscle invasive UTUC. Non-muscle invasive UTUC is also divided into two grades, low and high. In two studies conducted in 1997 and 2003 of 30 and 20 patients with non-muscle invasive UTUC, 87% and 75% of patients were diagnosed with low-grade non-muscle UTUC, respectively.

Limitations of Current Treatment Options for Upper Tract Urothelial Carcinoma

There are currently no drugs approved by the FDA for the treatment of UTUC, representing a significant unmet medical need. Moreover, the anatomical complexity of the upper urinary tract, particularly the renal pelvis, presents significant challenges to the proper identification and ability to reach and resect all tumors in tumor resection surgical procedures. Consequently, patients with high-grade disease or patients with low-grade disease that present with a large number of tumors typically undergo nephroureterectomy, which is kidney and upper urinary tract removal. In addition, the stage and grade of UTUC are often misdiagnosed, which we believe is due to the structural complexity of the upper urinary tract. Due to these factors, the current standard of care for the treatment of UTUC is nephroureterectomy.

Tumor resection, which aims to be a kidney sparing surgical procedure, is conducted only in patients with low-grade disease that present with a limited number of tumors. Such procedures are followed by adjuvant chemotherapy treatment, typically with MMC. However, the upper urinary tract’s anatomical constraints limit the effectiveness of surgical procedures and adjuvant chemotherapy treatments, leading to high rates of recurrence and risk for progression in this patient population. In a study published in 2009 in the Journal of Endourology evaluating 57 patients with low-grade UTUC who underwent tumor resections, 89.5% of patients recurred with a mean of 5.5 recurrences per patient over a four-year period. Moreover, approximately 20% of the patients in this trial progressed and ultimately underwent kidney and upper urinary tract removal.

We believe that because tumor resection procedures followed by adjuvant chemotherapy therapy are sub-optimal, nephroureterectomy is often used even in patients that may otherwise be candidates for organ-sparing treatments.

MitoGel: Our Solution for the Treatment of Low-Grade Upper Tract Urothelial Carcinoma

MitoGel is our novel sustained-release RTGel-based formulation of MMC that we are developing for the treatment of low-grade UTUC. RTGel is liquid at lower temperatures and converts into gel form at body temperature. This temperature-dependent viscosity characteristic allows for simple and convenient instillation of the cooled MitoGel in its liquid form to the upper urinary tract via standard catheters. Once instilled, MitoGel converts into gel form in less than 10 minutes at body temperature. Subsequently, upon contact with urine, MitoGel gradually dissolves and releases the active drug, MMC, over a period of several hours versus several minutes for MMC in its water-based formulation. We believe that this substantial increase in dwell time of MMC positions MitoGel as a potential first-line chemoablation treatment for low-grade UTUC, potentially sparing patients from repeated tumor resection surgeries and reducing the need for bladder and upper urinary tract surgeries, including upper urinary tract removal.

Overview of Non-Muscle Invasive Bladder Cancer

Bladder cancer accounts for approximately 90% to 95% of all new cases of urothelial cancer in the United States, with a prevalence of approximately 580,000. Bladder cancer is nearly three to four times more common in men than women, and, with an average age at diagnosis of 73, mostly affects the elderly. Bladder cancers are described as non-muscle invasive or muscle-invasive based on how far into the wall of the bladder they have invaded. The magnitude and rate of the spreading of the cancer is called “staging,” which ranges from Ta to T1 for NMIBC, and T2 to T4 for muscle-invasive bladder cancers, as defined by the American Joint Committee on Cancer TNM System. In addition, Carcinoma in Situ, or CIS, a form of NMIBC, has a staging

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designation of Tis. Muscle-invasive bladder cancer, or MIBC, has an average five-year survival rate of 15% to 63%, depending on severity. MIBC represents a worse prognosis than NMIBC, which has a five-year survival rate of approximately 90%. NMIBC accounts for approximately 80% of all new cases of bladder cancer diagnosed in the United States each year, which corresponds to an estimated annual incidence and prevalence of approximately 60,000 and 465,000 cases, respectively.

Limitations of Current Treatment Options for Non-Muscle Invasive Bladder Cancer

The standard of care for treating NMIBC patients is TURBT followed by adjuvant chemotherapy or immunotherapy treatment. TURBT is a surgical operation for tumor removal conducted under general anesthesia in a hospital setting and may require at least an overnight stay. Moreover, TURBT’s success is tied to the physician’s ability to overcome challenges in properly identifying, reaching and resecting all tumors. No drugs have been approved by the FDA as first-line treatment for NMIBC and only three drugs have been approved by the FDA for NMIBC, all used as adjuvant treatment, following TURBT. Efficacy of drug treatments has historically been limited due to challenges presented by bladder physiology, specifically the fact that urine is produced and voided frequently, thus diluting the concentration of the drug almost immediately and causing the excretion of the drug from the bladder at first urine voiding. Patients treated with the current standard of care have up to an approximately 60% rate of recurrence of NMIBC within one year, and the rate of progression of NMIBC to MIBC is between 20% and 30%. As a consequence, NMIBC patients often undergo multiple repeat TURBT procedures and adjuvant chemotherapy and immunotherapy treatments.

VesiGel: Our Solution for the Treatment of Low-Grade Non-Muscle Invasive Bladder Cancer

VesiGel, an RTGel-based formulation of high dose MMC, is our product candidate for the treatment of low-grade NMIBC. VesiGel is administered locally using standard catheters and is designed to conform to the bladder’s anatomy and persist in the bladder despite urine flow and bladder movement. Once instilled, VesiGel converts into gel form within approximately 10 minutes at body temperature. Subsequently, upon contact with urine, VesiGel gradually dissolves and releases the active drug, MMC, over a period of several hours versus the time until first voiding, often less than an hour, for MMC in its current water-based formulation, without compromising the safety of the patient or interfering with the natural flow of urine out of the bladder. We believe that the resulting significantly increased dwell time of MMC in the bladder prolongs exposure of MMC to the tissue and therefore has the potential to chemoablate visible and unseen tumors. As a result of these properties, our goal is to develop VesiGel as a first-line chemoablation non-surgical alternative to TURBT for the treatment of low-grade NMIBC.

RTGel: Our Reverse Thermally Triggered Hydrogel Platform Technology

We have developed RTGel, a novel proprietary polymeric biocompatible, reverse thermal gelation hydrogel, which, unlike the general characteristics of most forms of matter, is liquid at lower temperatures and converts into gel form when heated. We believe that these characteristics promote ease of delivery into and retention of drugs in body cavities, including the bladder and the upper urinary tract, by conforming to the anatomy of the target organ while preventing rapid excretion of the drug.

We believe that RTGel, when formulated with an active drug, may allow for the improved efficacy of treatment of various types of urothelial cancer without compromising the safety of the patient or interfering with the natural flow of fluids from the urinary tract to the bladder. RTGel achieves this by:

∎	increasing the exposure of active drugs in the bladder and upper urinary tract by significantly extending the dwell time of the active drug while conforming to the anatomy of the bladder and the upper urinary tract, which allows for enhanced drug tissue coverage. For example, the average dwell time of the standard MMC water formulation, currently used as adjuvant treatment, in the upper urinary tract is approximately five minutes, compared to approximately six hours when MMC is formulated with RTGel;

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∎	administering higher doses of an active drug than would otherwise be possible using standard water-based formulations. For instance, it is only possible to dissolve 0.5 mg of MMC in 1 ml of water while it is possible to formulate up to 8 mg of MMC with 1 ml of RTGel; and

∎	maintaining the active drug’s molecular structure and mode of action.

These characteristics of RTGel enable sustained release of MMC in the urinary tract for both MitoGel and VesiGel, and of botulinum toxin in the case of BotuGel. Further, RTGel may be particularly effective in the bladder and upper urinary tract where tumor visibility and access are challenging, and where there exists a significant amount of urine flow and voiding. We believe that these characteristics of RTGel may prove useful for the local delivery of active drugs to other bodily cavities in addition to the bladder and upper urinary tract.

Our Competitive Strengths

Potential ability to develop non-surgical, first-line drug therapies for uro-oncology. Leveraging our innovative formulation technology, we are developing two lead product candidates, MitoGel and VesiGel, as potential replacements to first-line treatment for low-grade UTUC and NMIBC, respectively. Both MitoGel and VesiGel are chemoablation agents designed to overcome the challenges posed by the anatomy of the urinary tract by increasing the dwell time and enhancing the tissue coverage of MMC. Clinical data generated to date supports our belief that our lead product candidates may be able to replace the current first-line tumor surgical procedures, providing a chemoablation treatment that has the potential to better eradicate tumors irrespective of their detectability and location within the urinary tract. Of the 13 low-grade UTUC patients treated with MitoGel in a recently-completed Compassionate Use program and evaluated endoscopically or through the use of a nonsurgical viewing instrument for efficacy, eight achieved a complete response and the remaining five achieved a partial response at the primary evaluation time. In the case of VesiGel, 19 of 22, or approximately 86%, of the patients treated with the high dose of VesiGel in a recently-completed Phase 2a trial conducted in Europe and Israel, evaluating the efficacy and safety of VesiGel’s chemoablation properties, achieved a complete response at the primary evaluation time.

Expertise in developing proprietary formulations of drugs for clinical benefit. We focus on developing proprietary RTGel formulations of previously approved drugs whose efficacy for a particular indication is limited by current formulations or routes of administration. While we have not yet brought a drug to market, our expertise has enabled us to develop proprietary RTGel-based formulations for several previously approved drugs to date, including clinical stage proprietary formulations of MMC and botulinum toxin. Our formulations are designed to significantly increase the dwell time and exposure of the drugs to the target sites and limit the need for urine retention, potentially providing enhanced clinical activity, reduced patient burden and increased patient compliance over existing formulations and modes of administration. With 10 Ph.Ds. and medical doctors on our staff, we have a strong research and development team to advance our product candidates.

Lower development risks and costs for our pipeline product candidates. We expect the approval process for each of our current uro-oncology product candidates to be conducted according to the FDA’s 505(b)(2) regulatory pathway, a streamlined, lower-cost and more well-defined pathway to drug approval when compared to traditional drug development. Furthermore, two of our product candidates, MitoGel and Vesimune, have received Orphan Drug Designation from the FDA for the treatment of UTUC and CIS, respectively, which we expect will provide seven years of marketing exclusivity following FDA approval, if received. We submitted an IND for MitoGel in November 2016, which was accepted by the FDA in December 2016. We commenced a single pivotal, open-label, single-arm Phase 3 clinical trial for the treatment of low-grade UTUC in the first quarter of 2017. The clinical trial is being conducted in the United States and Europe with anticipated enrollment of approximately 70 patients. Additionally, we expect that our product candidates are more likely to be safe and well-tolerated because they are novel formulations of previously approved drugs.

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Leverageable proprietary formulation technology. We believe that RTGel has multiple potential applications beyond urology. Our formulation know-how may enable us to develop different drug formulations to facilitate the delivery, retention and sustained release of active drugs to a variety of targeted body cavities. We believe that our proprietary formulation technology can improve the efficacy of locally administered drugs in body cavities such as the stomach, uterus and rectum that present anatomical and physiological challenges related to frequent wash out, rapid excretion and bodily secretions. In October 2016, we announced that we licensed worldwide rights to a proprietary RTGel formulation with BOTOX to Allergan for the treatment of overactive bladder and related indications pursuant to the Allergan Agreement.

Strong intellectual property position. We have a robust intellectual property portfolio that includes 32 issued patents worldwide and more than 45 pending patent applications filed worldwide. In the United States, we have received 12 patents that are directed to protect our lead product candidates MitoGel, VesiGel and Botugel as well as our RTGel technology and our other potential product candidates that are under preclinical review. These patents claim methods, systems, and novel compositions for treating cancer in internal cavities, in particular treating a urinary tract cancer. These issued patents are expected to expire between 2024 and 2035. Additionally, the FDA has granted Orphan Drug Designation to MitoGel for the treatment of UTUC and Vesimune for the treatment of CIS bladder cancer, which potentially entitles us to marketing exclusivity for MitoGel and Vesimune for seven years following approval, if granted, by the FDA.

Experienced and accomplished leadership team with proven track record. We have an experienced management team, with each member possessing more than 15 years of biopharmaceutical and related industry experience. Our Chief Executive Officer, Ron Bentsur, successfully navigated Auryxia (ferric citrate) through the 505(b)(2) streamlined regulatory pathway to FDA approval. In addition, our Chairman, Arie Belldegrun, M.D., is a seasoned biotech executive and was the founder, Chairman, Chief Executive Officer and President of Kite Pharma, which was recently sold to Gilead Sciences, Inc. for $11.8 billion. Dr. Belldegrun is also a urologist by training. We believe that our leadership team is well-positioned to lead us through clinical development, regulatory approval and commercialization for our product candidates.

Our Growth Strategy

Establish each of our lead product candidates, MitoGel and VesiGel, as the first-line treatment in its target indication. We believe that data from treatments in our Compassionate Use program conducted in the United States, Europe and Israel provide preliminary evidence of the potential safety and efficacy of MitoGel for the treatment of low-grade UTUC. We submitted an IND for MitoGel with the FDA in November 2016, which was accepted by the FDA in December 2016, and we commenced a single pivotal Phase 3 clinical trial in the first quarter of 2017 pursuant to the FDA’s 505(b)(2) regulatory pathway. We recently completed a Phase 2a randomized, open-label, single-arm, active-controlled clinical trial of VesiGel for the treatment of low-grade NMIBC, conducted in Europe and Israel. We expect to file an IND for VesiGel in the first half of 2018, and, if accepted, to commence a Phase 2b U.S.-based clinical trial shortly thereafter. We also expect to pursue a 505(b)(2) regulatory pathway for VesiGel. We believe that these local drug treatments have the potential to replace costly, sub-optimal and burdensome tumor resection and kidney removal surgeries to become the first-line standard of care.

Expand our uro-oncology product pipeline. A Phase 1 clinical trial of Vesimune was completed under an IND in 12 patients with CIS, an aggressive form of high-grade urinary bladder cancer. In the trial, 10 patients were evaluated for response, of which 40% achieved a complete response rate with Vesimune as a single-agent treatment. We believe that combining Vesimune with immune checkpoint inhibitors or chemotherapy has the potential to serve as a treatment option for high-grade urothelial tumors. We are also pursuing preclinical oncology programs that take advantage of our RTGel technology. We are conducting preclinical programs for high-grade bladder cancer and high-grade UTUC. We may also evaluate in-licensing or acquiring additional product candidates for the treatment of urological cancers.

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Utilize our proprietary technology to expand our pipeline to other body cavities and indications. We believe that RTGel may be suitable for multiple additional applications. Our know-how may enable us to develop different drug formulations to facilitate the delivery, retention and sustained release of active drugs to a variety of targeted body cavities. Beyond the urinary tract, we may target the gastrointestinal tract and the female reproductive system. In the future, we may also choose to develop our RTGel technology in combination with other drugs to treat cancer and other indications endemic to such body cavities.

Evaluate and selectively pursue potential collaborations to develop improved formulations and product life-cycle management strategies. We entered into the Allergan Agreement to research, develop, manufacture and commercialize pharmaceutical products that contain RTGel and clostridial toxins (including BOTOX), alone or in combination with certain other active ingredients. This collaboration provides us with funding for our research and development efforts, and may accelerate the development and commercialization of our approved products, if any. In addition, we may in-license or acquire additional product candidates for urological indications. Such collaborations would allow us to obtain financial support and to capitalize on the expertise and resources of our potential partners, which could allow for new and improved versions of approved or clinical stage drugs, and could accelerate the development and commercialization of additional product candidates.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

∎	We have a limited operating history and have incurred significant losses and negative cash flows since our inception, and we anticipate that we will continue to incur significant losses and negative cash flows for the foreseeable future, which makes it difficult to assess our future viability.

∎	We have limited clinical trial experience with our product candidates and to date have generated only limited clinical data for our product candidates. Results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

∎	We have not applied for regulatory approvals to market any of our product candidates, and we may be delayed in obtaining or fail to obtain such regulatory approvals and to commercialize our product candidates.

∎	If the FDA does not conclude that MitoGel, VesiGel or our other product candidates satisfy the requirements under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act, or if the requirements for such product candidates are not as we expect, the regulatory approval pathway for these product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

∎	Even if our product candidates receive regulatory approval, they may fail to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success. Further, if MitoGel or VesiGel or any of our other product candidates produces undesirable side effects that we may not have detected in our previous preclinical studies and clinical trials, our ability to obtain and maintain marketing approval or physician and market acceptance for these product candidates would be significantly harmed.

∎	We are and expect to continue to be dependent on third-party subcontractors and single-source suppliers for the supply of sufficient quantities at acceptable costs of certain raw materials, compounds and components necessary to produce MitoGel, VesiGel and Vesimune for preclinical studies, clinical trials and, if approved, commercial supply.

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∎	We may receive only limited protection, or no protection, from our issued patents and patent applications. If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies are not adequate, we may not be able to compete effectively.

∎	The market opportunities for our product candidates may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

∎	Our product candidates, if approved, will face significant competition from competing technologies and our failure to compete effectively may prevent us from achieving significant market penetration.

∎	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products is limited by government authorities and/or third-party payor policies.

∎	We must determine our PFIC status annually based on tests which are factual in nature, and our status will depend on our income, assets and activities each year. In addition, our status as a PFIC may depend on how quickly we use the cash proceeds from this offering in our business. We do not believe that we were classified as a PFIC for the taxable year ending December 31, 2017. However, based upon the expected nature and composition of our income and assets, we presently anticipate that we will be classified as a PFIC for the taxable year ending December 31, 2018. We cannot provide any assurances regarding our PFIC status for the current or future taxable years, and our U.S. tax counsel has not provided any opinion regarding our PFIC status.

Corporate Information

We were incorporated under the laws of the State of Israel in April 2004 under the name TheraCoat Ltd. In September 2015, we changed our name to UroGen Pharma Ltd. Our principal executive offices are located at 9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel, and our telephone number is +972 (9) 770-7601. Our website address is http://www.urogen.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only. Our agent for service of process in the United States is Urogen Pharma, Inc., located at 499 Park Avenue, 12th Floor, New York, New York 10022, and its telephone number is +1 (646) 768-9780.

Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

∎	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our initial registration statement; and

∎	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107

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of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We have irrevocably elected to opt out of such extended transition period.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

∎	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

∎	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

∎	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. However, we cannot assure you that at June 30, 2018, the next determination date of our foreign private issuer status, we will qualify as a foreign private issuer. If we cease to qualify as a foreign private issuer at this determination date, we will be required to begin reporting as a domestic issuer on January 1, 2019.

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THE OFFERING

Ordinary shares offered by us	ordinary shares

Ordinary shares to be outstanding immediately after this offering	ordinary shares

Option to purchase additional ordinary shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to additional ordinary shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed public offering price of $ per ordinary share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on , 2018.

We expect to use the net proceeds from this offering, together with our existing cash resources, to complete our single pivotal Phase 3 clinical trial of MitoGel for the treatment of low-grade UTUC, to begin preparing for the commercial launch of MitoGel, if approved, file an IND for, and to initiate our Phase 2b clinical trial of, VesiGel, for the treatment of low-grade NMIBC, and the remainder to fund continued research and clinical development of our other product candidates, including Vesimune, and for working capital and other general corporate purposes.

See “Use of Proceeds” for more information about the intended use of proceeds from this offering.

Tax considerations	We must determine our PFIC status annually based on tests which are factual in nature, and our status will depend on our income, assets and activities each year. In addition, our status as a PFIC may depend on how quickly we use the cash proceeds from this offering in our business. We do not believe that we were classified as a PFIC for the taxable year ending December 31, 2017. However, based upon the expected nature and composition of our income and assets, we presently anticipate that we will be classified as a PFIC for the taxable year ending December 31, 2018. We cannot provide any assurances regarding our PFIC status for the current or future taxable years, and our U.S. tax counsel has not provided any opinion regarding our PFIC status. For information about the potential adverse consequences to you of our being classified as a PFIC, see “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders—Passive Foreign Investment Company Considerations.”

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Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our ordinary shares.

NASDAQ Global Market symbol	“URGN”

Unless otherwise stated, the number of ordinary shares to be outstanding after this offering is based on 13,178,400 ordinary shares outstanding as of September 30, 2017 and assumes:

∎	the issuance by us of ordinary shares in this offering; and

∎	no exercise of the underwriters’ option to purchase up to additional ordinary shares but excludes:

∎	2,208,663 ordinary shares reserved for issuance under our 2010 Israeli Share Option Plan upon the exercise of outstanding options at a weighted-average exercise price of $4.85 per share;

∎	375,000 ordinary shares reserved for issuance under our 2017 Equity Incentive Plan upon the exercise of outstanding options at a weighted-average exercise price of $20.54 per share;

∎	329,000 ordinary shares reserved for issuance upon the vesting of outstanding restricted share units;

∎	278,400 ordinary shares reserved for issuance upon the achievement of certain milestones under the Vesimune asset purchase agreement with Telormedix SA; and

∎	1,000,000 ordinary shares reserved for issuance pursuant to the terms of our 2017 Equity Incentive Plan.

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SUMMARY FINANCIAL DATA

The following tables present summary financial data for our business. We derived the summary statements of operations data for the years ended December 31, 2015 and 2016 from our consolidated audited financial statements and related notes appearing elsewhere in this prospectus. We derived the summary statements of operations data for the nine months ended September 30, 2016 and 2017 and the summary balance sheet data as of September 30, 2017 from our condensed consolidated unaudited financial statements and related notes appearing elsewhere in this prospectus. Our condensed consolidated unaudited financial statements have been prepared on the same basis as our consolidated audited financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of September 30, 2017 and the results of operations for the nine months ended September 30, 2016 and 2017. We maintain our books and records in U.S. dollars, and prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2016	2015	2017	2016
	(in thousands, except share and per share data)
Statements of operations data:
Revenues	$17,530	$—	$7,831	$—
Cost of revenue	28	—	313	—

Gross profit	17,502	—	7,518	—
Research and development expenses, net	10,287	10,515	11,936	7,915
General and administrative expenses	6,417	1,895	5,374	5,188

Operating loss (income)	(798)	12,410	9,792	13,103
Finance expenses, net	2,739	279	122	1,761

Net loss for the period	$1,941	$12,689	$9,914	$14,864

Loss per ordinary share, basic and diluted	$1.91	$5.88	$1.31	$7.25

Weighted average number of ordinary shares outstanding used in computing loss per share	2,305,503	2,300,959	8,223,124	2,305,410

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	AS OF SEPTEMBER 30, 2017
	ACTUAL	AS ADJUSTED (1)(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$79,171	$
Working capital (3)	$75,522	$
Total assets	$81,188	$
Total liabilities	$4,927	$
Total shareholders’ equity	$76,261	$

(1)	Data presented on an as adjusted basis to give effect to the sale of ordinary shares in this offering at the assumed public offering price of $ per ordinary share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on , 2018, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each $1.00 increase or decrease in the assumed public offering price of $ per ordinary share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on , 2018, would increase or decrease, respectively, each of cash and cash equivalents, working capital, total assets and total shareholders’ equity on an as adjusted basis by approximately $ million, assuming the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 in the number of ordinary shares we are offering would increase or decrease, respectively, each of cash and cash equivalents, working capital, total assets and total shareholders’ equity on an as adjusted basis by approximately $ million, assuming the assumed public offering price per ordinary share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing.
(3)	Working capital is defined as total current assets minus total current liabilities.

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RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history and have incurred significant losses and negative cash flows since our inception, and we anticipate that we will continue to incur significant losses and negative cash flows for the foreseeable future, which makes it difficult to assess our future viability.

We are a clinical stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We are not profitable and have incurred net losses in each period since we commenced operations in 2004, including net losses of $1.9 million and $12.7 million for the years ended December 31, 2016 and 2015, respectively, and $9.9 million and $14.9 million for the nine months ended September 30, 2017 and 2016, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our ability to ultimately achieve recurring revenues and profitability is dependent upon our ability to successfully complete the development of our product candidates and obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We believe that we will continue to expend substantial resources in the foreseeable future for the clinical development of our current product candidates or any additional product candidates and indications that we may choose to pursue in the future. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, and payments for third-party manufacturing and supply, as well as sales and marketing of any of our product candidates that are approved for sale by regulatory agencies. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our clinical stage and preclinical drug candidates and any other drug candidates that we may develop in the future. Other unanticipated costs may also arise.

Our future capital requirements depend on many factors, including:

∎	the timing of, and the costs involved in, clinical development and obtaining regulatory approvals for our product candidates;

∎	changes in regulatory requirements during the development phase that can delay or force us to stop our activities related to any of our product candidates;

∎	the cost of commercialization activities if our products are approved for sale, including marketing, sales and distribution costs;

∎	the cost of third-party manufacturing of our products;

∎	the number and characteristics of any other product candidates we develop or acquire;

∎	our ability to establish and maintain strategic collaborations, licensing or other commercialization arrangements, and the terms and timing of such arrangements;

∎	the extent and rate of market acceptance of any approved products;

∎	the expenses needed to attract and retain skilled personnel;

∎	the costs associated with being a public company;

∎	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including potential litigation costs, and the outcome of such litigation;

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∎	the timing, receipt and amount of sales of, or royalties on, future approved products, if any;

∎	any product liability or other lawsuits related to our products;

∎	scientific breakthroughs in the field of urothelial cancer treatment and diagnosis that could significantly diminish the need for our product candidates or make them obsolete; and

∎	changes in reimbursement policies that could have a negative impact on our future revenue stream.

In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Drug development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have not obtained any regulatory approvals for any of our product candidates, commercialized any of our product candidates or generated any material revenue from product sales.

We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidates, MitoGel and VesiGel. As of September 30, 2017, we had cash and cash equivalents of $79.2 million.

We believe we have sufficient cash and cash equivalents to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We expect that we will require additional capital to complete clinical trials, obtain regulatory approval for and commercialize our product candidates. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity, convertible debt or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to pursue preclinical and clinical activities, and pursue regulatory approval for, and to commercialize, our pipeline product candidates. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert the attention of our management from day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may negatively impact the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us or the possibility of such issuance may cause the market price of our shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than would be desirable and we may be required to relinquish rights to some of our technologies, intellectual property or product candidates or otherwise agree to terms unfavorable to us, any of which may harm our business, financial condition, cash flows, operating results and prospects.

If adequate funds are not available to us on a timely basis, we may be required or choose to:

∎	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our product candidates or any of our future product candidates;

∎	delay, limit, reduce or terminate our other research and development activities; or

∎	delay, limit, reduce or terminate our establishment or expansion of manufacturing, sales and marketing or distribution capabilities or other activities that may be necessary to commercialize MitoGel, VesiGel or any of our other product candidates.

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We may also be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could harm our business, financial condition, cash flows and results of operations.

Raising additional capital may cause dilution to our shareholders, including purchasers of ordinary shares in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity, convertible debt or debt financings, as well as selectively continuing to enter into collaborations, strategic alliances and licensing arrangements. We do not currently have any committed external source of funds other than funding under the existing exclusive license agreement we entered into with Allergan Pharmaceuticals International Limited, or Allergan, a wholly owned subsidiary of Allergan plc, in October 2016, or the Allergan Agreement. Under the Allergan Agreement, we may receive additional material milestone payments upon the successful completion of certain development, regulatory and commercial milestones and royalties with respect to future sales of collaboration products by Allergan. Allergan may unilaterally terminate our existing collaboration for any reason upon advance notice. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ordinary shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring and distributing dividends, and may be secured by all or a portion of our assets.

If we raise funds by selectively continuing to enter into additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish additional valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity, convertible debt or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. If we are unable to raise additional funds through other collaborations, strategic alliances or licensing arrangements, we may be required to terminate product development or future commercialization efforts or to cease operations altogether.

Risks Related to Our Business and Strategy

We are dependent on the success of our lead product candidates, including obtaining regulatory approval to market our product candidates in the United States.

We have invested almost all of our efforts and financial resources in the research and development of our lead product candidates, MitoGel and VesiGel. Our future success depends on our ability to market and sell these product candidates. However, these drugs are in various stages of clinical development and each of these drugs has yet to receive marketing approval from the U.S. Food and Drug Administration, or the FDA, or any other regulatory agency. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

∎	the FDA’s timely acceptance of our IND filing for VesiGel, which we intend to submit in the first half of 2018, and our other product candidates for which we plan to file an IND. Without such IND acceptances, we will be unable to commence clinical trials in the United States;

∎	the FDA’s acceptance of our parameters for regulatory approval relating to MitoGel, VesiGel and our other product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

∎	the FDA’s acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

∎	our ability to successfully complete the clinical trials of our product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

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∎	our ability to complete in a timely fashion the single pivotal Phase 3 clinical trial for MitoGel for the treatment of low-grade UTUC, and that the single pivotal Phase 3 clinical trial, even if successfully completed, will be sufficient to support a New Drug Application, or NDA, submission and subsequently, FDA approval;

∎	the FDA’s acceptance of the sufficiency of the data we collected from our preclinical studies and our Phase 2a clinical trial with VesiGel in low-grade non-muscle invasive bladder cancer, or NMIBC, and expect to collect from toxicological studies that we may conduct to support the submission of an IND without requiring additional preclinical studies or clinical trials, and our ability to commence a Phase 2b clinical trial in the United States for VesiGel in low-grade NMIBC following an IND submission, if accepted;

∎	the FDA’s willingness to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our potential future NDAs for MitoGel and VesiGel;

∎	the recommendation of the FDA’s advisory committee to approve our applications to market MitoGel and VesiGel and our other product candidates in the United States, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

∎	the FDA’s satisfaction with the safety and efficacy of our product candidates;

∎	the prevalence and severity of adverse events associated with our product candidates;

∎	the timely and satisfactory performance by third-party contractors of their obligations in relation to our clinical trials;

∎	our success in educating physicians and patients about the benefits, administration and use of our product candidates, if approved, particularly in light of the fact that there are currently no drugs approved by the FDA for the treatment of UTUC and the FDA has not approved a drug for the treatment of NMIBC in more than 15 years;

∎	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by our product candidates;

∎	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees;

∎	our ability to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMP;

∎	our ability to obtain, protect and enforce our intellectual property rights with respect to our product candidates; and

∎	our ability to successfully train users with respect to the safe instillation of MitoGel and VesiGel.

Many of these clinical, regulatory and commercial risks are beyond our control. Accordingly, we cannot assure you that we will be able to advance any of our product candidates through clinical development, or to obtain regulatory approval of or commercialize any of our product candidates. If we fail to achieve these objectives or overcome the challenges presented above, we could experience significant delays or an inability to successfully commercialize our product candidates. Accordingly, we may not be able to generate sufficient revenues through the sale of our product candidates to enable us to continue our business.

We may be unable to obtain regulatory approval for our product candidates.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting, and export and import of drug products are subject to extensive regulation by the FDA, and by foreign regulatory authorities in other countries. These regulations differ from country to country. To gain approval to market our product candidates, we must provide clinical data that adequately demonstrate the safety and efficacy of the product for the intended indication. We have not yet obtained regulatory approval to market any of our product candidates in the United States or any other country. Our business depends upon obtaining these regulatory approvals. There are currently no drugs approved by the FDA for the treatment of UTUC and only three drugs have been approved by the FDA for NMIBC, with the last

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approval having occurred over 15 years ago. The FDA can delay, limit or deny approval of our product candidates for many reasons, including:

∎	our inability to satisfactorily demonstrate that the product candidates are safe and effective for the target indication;

∎	the FDA’s disagreement with our trial protocol, the interpretation of data from preclinical studies or clinical trials or conduct and control of clinical trials;

∎	the population studied in the clinical trial may not be sufficiently broad or representative to assess efficacy and safety in the patient population for which we seek approval;

∎	our inability to demonstrate that clinical or other benefits of our product candidates outweigh any safety or other perceived risks;

∎	the FDA’s determination that the 505(b)(2) regulatory pathway is not available for our product candidates;

∎	the FDA’s determination that additional preclinical studies or clinical trials are required;

∎	the FDA’s non-approval of the quality of our drug substance or drug product, formulation, labeling or the specifications of our product candidates;

∎	the FDA’s failure to accept the manufacturing processes or facilities of third-party manufacturers with which we contract;

∎	the potential for approval policies or regulations of the FDA to significantly change in a manner rendering our clinical data insufficient for approval; or

∎	resistance to approval from the FDA’s advisory committee for any reason including safety or efficacy concerns.

Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA may grant approval contingent on the performance of costly and potentially time-consuming additional post-approval clinical trials or subject to restrictive Risk Evaluation and Mitigation Strategies. The FDA may also approve our product candidates for a more limited indication or a narrower patient population than we originally requested, and the FDA may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. To the extent we seek regulatory approval in foreign countries, we may face challenges similar to those described above with regulatory authorities in applicable jurisdictions. Any delay in obtaining, or inability to obtain, applicable regulatory approval for any of our product candidates would delay or prevent commercialization of our product candidates and would thus negatively impact our business, results of operations and prospects.

To date, we have only generated limited clinical data for our product candidates.

Positive results in preclinical testing and early clinical trials do not ensure that later clinical trials will be successful. A number of pharmaceutical companies have suffered significant setbacks in clinical trials, including in Phase 3 clinical trials, after promising results in preclinical testing and early clinical trials. These setbacks have included negative safety and efficacy observations in later clinical trials, including previously unreported adverse effects. For example, we have enrolled only 22 patients into the recently completed UTUC Compassionate Use program of MitoGel. In the Compassionate Use Program, only 13 patients who were confirmed with low-grade UTUC disease and had completed the six-weekly administration treatment regimen were evaluated for response, and eight of the 13 patients achieved a complete response and the remaining five achieved a partial response at the primary evaluation time. Of the eight patients who achieved a complete response at the primary evaluation time, three have subsequently experienced recurrences to date. The data generated by our Compassionate Use program may not be as reliable as data generated from a clinical trial. For instance, consistent with the nature of Compassionate Use programs, our Compassionate Use program is investigator-initiated and driven, with no uniform protocol with respect to dosing, primary endpoint or frequency or timing of follow-up evaluations. The data collected in our Compassionate Use program is based on individual physician reports and has not undergone independent monitoring or quality assurance. The follow-up evaluation plan for patients is determined by each individual investigator and varies from patient to patient, and some patients have not undergone follow-up evaluation or have been lost to follow-up. Due to the intricate anatomy of the renal pelvis and the calyceal system, we also face the risk that MitoGel may not reach all

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tumors. To date in our preclinical testing, Compassionate Use program and clinical trials, we have observed several adverse events and serious adverse events, consisting primarily of burning sensation, rash, kidney swelling, kidney infection, urgency in urination and pain during urination. In addition we have observed transient perturbation of laboratory measures of renal and hematopoietic function. No study participants have required medical intervention to address these changes. These adverse events are known MMC-related adverse events and are indicated as potential side effects of MMC usage on the MMC label. However, we cannot assure you that adverse events related to MitoGel and VesiGel that are not directly attributable to MMC specifically will not occur. In addition, this trial may not be successful. If our clinical trials do not ultimately indicate that our product candidates are safe and efficacious for their intended application, the FDA may not approve any NDA that we may file to market such product candidates, and our business would not be able to generate revenue from the sale of any such product candidates.

We have limited experience in conducting clinical trials and have never obtained approval for any product candidates, and may be unable to do so successfully.

As a company, we have limited experience in conducting clinical trials and have never progressed a product candidate through to regulatory approval. In part because of this lack of experience, our clinical trials may require more time and incur greater costs than we anticipate. We cannot be certain that the planned clinical trials will begin or conclude on time, if at all. Large-scale trials will require significant additional financial and management resources. In addition, due to the significant lack of drug development for non-muscle invasive urothelial cancers over the past 15 years, neither we nor any third-party clinical investigators, clinical research organizations, or CROs, and/or consultants are likely to have extensive experience conducting clinical trials for the indications we are targeting. Third-party clinical investigators do not operate under our control. Any performance failure on the part of such third parties could delay the clinical development of our product candidates or delay or prevent us from obtaining regulatory approval or commercializing our current or future product candidates, depriving us of potential product revenue and resulting in additional losses.

We have not applied for regulatory approvals to market any of our product candidates, and we may be delayed in obtaining or failing to obtain such regulatory approvals and to commercialize our product candidates.

The process of developing, obtaining regulatory approval for and commercializing our product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage. The research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the FDA and foreign regulatory agencies, as applicable. These regulations are agency-specific and differ by jurisdiction. We are not permitted to market any product candidate in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. To gain approval of an NDA or other equivalent regulatory approval, we must provide the FDA or relevant foreign regulatory authority with preclinical and clinical data that demonstrates the safety and efficacy of the product for the intended indication.

Before we can submit an NDA to the FDA or comparable similar applications to foreign regulatory authorities, we must conduct Phase 3 clinical trials, or a pivotal/registration trial equivalent, for each product candidate. We commenced a single pivotal, open-label, single-arm Phase 3 clinical trial of MitoGel for the treatment of low-grade UTUC in the first quarter of 2017. This clinical trial is substantially broader than the previous Compassionate Use program for MitoGel for the treatment of patients with UTUC and requires us to enroll a considerably larger number of patients in multiple clinics and medical centers across multiple countries. Based on our discussions with the FDA, our current expectation is that our pivotal clinical trial for MitoGel will evaluate approximately 74 patients. We are also planning to commence a Phase 2b clinical trial of VesiGel in 2018. Before commencing a clinical trial for VesiGel in the United States, we must first file an IND, which must be accepted by the FDA. We cannot assure you that the FDA will not decide to materially alter these parameters, including potentially requiring a pivotal study with a control arm, during the trial or require us to conduct more than one pivotal trial before submitting an NDA.

Phase 3 clinical trials often produce unsatisfactory results even though prior clinical trials were successful. Moreover, the results of clinical trials may be unsatisfactory to the FDA or foreign regulatory authorities even if we believe those clinical trials to be successful. The FDA or applicable foreign regulatory agencies may suspend one or all of our clinical trials or require that we conduct additional clinical, preclinical, manufacturing, validation or drug

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product quality studies and submit that data before considering or reconsidering any NDA or comparable foreign regulatory application that we may submit. Depending on the extent of these additional studies, approval of any applications that we submit may be significantly delayed or may cause the termination of such programs, or may require us to expend more resources than we have available.

If any of these outcomes occur, we may not receive regulatory approval for the corresponding product candidates, and our business would not be able to generate revenue from the sale of any such product candidates.

We may not be able to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization.

Certain of our product candidates are currently in preclinical development and are therefore currently subject to the risks associated with preclinical development, including the risks associated with:

∎	generating adequate and sufficient preclinical safety and efficacy data in a timely fashion to support the initiation of clinical trials;

∎	obtaining regulatory approval to commence clinical trials in any jurisdiction, including the filing and acceptance of INDs;

∎	contracting with the necessary parties to conduct a clinical trial;

∎	enrolling sufficient numbers of patients in clinical trials in timely fashion, if at all; and

∎	timely manufacture of sufficient quantities of the product candidate for use in clinical trials.

If we are unsuccessful in advancing our preclinical product candidates into clinical trials in a timely fashion, our business may be harmed. Even if we are successful in advancing our preclinical product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in “Risk Factors.” Accordingly, we cannot assure you that we will be able to develop, obtain regulatory approval for, commercialize or generate significant revenue from our product candidates.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. A failure of one or more of our clinical trials can occur at any time during the clinical trial process. We do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended or terminated for a variety of reasons, including failure to:

∎	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

∎	obtain regulatory approval, or feedback on trial design, in order to commence a trial;

∎	identify, recruit and train suitable clinical investigators;

∎	reach agreement on acceptable terms with prospective CROs and clinical trial sites, and have such CROs and sites effect the proper and timely conduct of our clinical trials;

∎	obtain and maintain institutional review board, or IRB, approval at each clinical trial site;

∎	identify, recruit and enroll suitable patients to participate in a trial;

∎	have a sufficient number of patients complete a trial or return for post-treatment follow-up;

∎	ensure clinical investigators and clinical trial sites observe trial protocol or continue to participate in a trial;

∎	address any patient safety concerns that arise during the course of a trial;

∎	address any conflicts with new or existing laws or regulations;

∎	add a sufficient number of clinical trial sites;

∎	manufacture sufficient quantities at the required quality of product candidate for use in clinical trials; or

∎	raise sufficient capital to fund a trial.

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Patient enrollment is a significant factor in the timing and success of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ or caregivers’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs or treatments that may be developed or approved for the indications we are investigating.

We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA or by the applicable foreign regulatory authorities. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we experience delays in carrying out or completing any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The market opportunities for our product candidates may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-line, second-line or third-line. When cancer is detected early enough, first-line therapy, often chemotherapy, hormone therapy, surgery, radiotherapy or a combination of these, is sometimes adequate to cure the cancer or prolong life. Second- and third-line therapies are administered to patients when prior therapy is not or is no longer effective. For urothelial cancers, the current first-line standard of care is surgery designed to remove one or more tumors. Chemotherapy is currently used in treating urothelial cancer only as an adjuvant, or supplemental therapy, after tumor resection. We are designing our lead product candidates with the goal of replacing surgery as the first-line standard of care for certain urothelial cancers. We intend to seek approval of MitoGel for the first-line treatment of low-grade UTUC and of VesiGel for the first-line treatment of low-grade NMIBC in both cases as a chemoablation agent to replace tumor resection surgeries. However, there is no guarantee that our product candidates, if approved, would be approved for first-line or even later lines of therapy, and, that prior to any such approvals, we will not have to conduct additional clinical trials.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers who have previously failed prior treatments, and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers and the number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Even if we receive regulatory approval for our product candidates and obtain significant market share, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications, including the use of the products as first- or second-line therapy.

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MitoGel or VesiGel or any of our other product candidates may produce undesirable side effects that we may not have detected in our previous preclinical studies and clinical trials. This could prevent us from gaining marketing approval or market acceptance for these product candidates, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

As with most pharmaceutical products, use of MitoGel or VesiGel or our other product candidates may be associated with side effects or adverse events that can vary in severity and frequency. Our proprietary reverse thermal gelation hydrogel, or RTGel, which is used in the formulation of MitoGel and VesiGel, has not undergone extensive testing in humans. Side effects or adverse events associated with the use of MitoGel and VesiGel may be observed at any time, including in clinical trials or once a product is commercialized, and any such side effects or adverse events may negatively affect our ability to obtain regulatory approval or market our product candidates. To date in our clinical trials, we have observed several adverse events and serious adverse events, consisting primarily of burning sensation, rash, kidney swelling, kidney infection, urgency in urination and pain during urination. In addition, we have observed transient perturbation of laboratory measures of renal and hematopoietic function. These adverse events are known MMC-related adverse events and are indicated as potential side effects of MMC usage on the MMC label. However, we cannot assure you that we will not observe additional drug-related serious adverse events in the future or that the FDA will not determine them as such. Side effects such as toxicity or other safety issues associated with the use of our product candidates could require us to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits, which will harm our business.

Furthermore, the commenced single pivotal Phase 3 clinical trial for MitoGel and the planned Phase 2b clinical trial for VesiGel will involve a larger patient base than that previously studied, and the commercial marketing of MitoGel and VesiGel, if approved, will further expand the clinical exposure of the drugs to a wider and more diverse group of patients than those participating in the clinical trials, which may identify undesirable side effects caused by these products that were not previously observed or reported.

The FDA and foreign regulatory agency regulations require that we report certain information about adverse medical events if our products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date upon which we become aware of the adverse event as well as the nature and severity of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action including enforcing a hold on or cessation of clinical trials, withdrawal of approved drugs from the market, criminal prosecution, the imposition of civil monetary penalties or seizure of our products.

Additionally, in the event we discover the existence of adverse medical events or side effects caused by one of our product candidates, a number of other potentially significant negative consequences could result, including:

∎	our inability to file an NDA or similar application for our product candidates because of insufficient risk-reward, or the denial of such application by the FDA or foreign regulatory authorities;

∎	the FDA or foreign regulatory authorities suspending or withdrawing their approval of the product;

∎	the FDA or foreign regulatory authorities requiring the addition of labeling statements, such as Box or other warnings or contraindications or distribution and use restrictions;

∎	the FDA or foreign regulatory authorities requiring us to issue specific communications to healthcare professionals, such as letters alerting them to new safety information about our product, changes in dosage or other important information;

∎	the FDA or foreign regulatory authorities issuing negative publicity regarding the affected product, including safety communications;

∎	our being limited with respect to the safety-related claims that we can make in our marketing or promotional materials;

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∎	our being required to change the way the product is administered, conduct additional preclinical studies or clinical trials or restrict or cease the distribution or use of the product; and

∎	our being sued and held liable for harm caused to patients.

Any of these events could prevent us from achieving approval or market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations. We cannot assure you that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

Even if our product candidates receive marketing approval, we may continue to face future developmental and regulatory difficulties. In addition, we are subject to government regulations and we may experience delays in obtaining required regulatory approvals to market our proposed product candidates.

Even if we complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA or applicable foreign regulatory agency may grant approval contingent on the performance of additional costly post-approval clinical trials, risk mitigation requirements and surveillance requirements to monitor the safety or efficacy of the product, which could negatively impact us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our products, if any.

The FDA or applicable foreign regulatory agency also may approve our product candidates for a more limited indication or a narrower patient population than we originally requested, or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Furthermore, any such approved product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping.

If we fail to comply with the regulatory requirements of the FDA or other applicable foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

∎	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;

∎	regulatory agency refusal to approve pending applications or supplements to applications;

∎	suspension of any ongoing clinical trials;

∎	suspension or withdrawal of marketing approval;

∎	an injunction or imposition of civil or criminal penalties or monetary fines;

∎	seizure or detention of products;

∎	bans or restrictions on imports and exports;

∎	issuance of warning letters or untitled letters;

∎	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or

∎	refusal of regulatory authorities to approve pending applications or supplements to applications.

In addition, various aspects of our operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business, financial condition, cash flows and results of operations.

Even if our product candidates receive regulatory approval, they may fail to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success.

Even if we obtain FDA or foreign regulatory approvals for our product candidates, the commercial success of such products will depend significantly on their broad adoption and use by physicians, for approved indications,

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including, in the case of MitoGel, for the first-line treatment of low-grade UTUC, and in the case of VesiGel, for the first-line treatment of low-grade NMIBC, and for other therapeutic indications that we may seek to pursue with any of our product candidates. Physicians treating low-grade UTUC and low-grade NMIBC have never had to consider first-line treatments other than surgery. The degree and rate of physician and patient adoption of our product candidates, if approved, will depend on a number of factors, including:

∎	the clinical indications for which the product is approved;

∎	the prevalence and severity of adverse side effects and the level of risk/reward observed in our clinical trials;

∎	patient satisfaction with the results and administration of our product and overall treatment experience, including relative convenience, ease of use and avoidance of, or reduction in, adverse side effects;

∎	the extent to which physicians recommend our products to patients;

∎	physicians’ and patients’ willingness to adopt new therapies in lieu of other products or treatments, including willingness to adopt our lead product candidates as locally-administered drug replacements to current surgical standards of care;

∎	the cost of treatment, safety and efficacy in relation to alternative treatments, including the recurrence rate of our treatments;

∎	the extent to which the costs of our product candidates are reimbursed by third-party payors, and patients’ willingness to pay for our products;

∎	whether treatment with our product candidates, including the treatment of low-grade UTUC with MitoGel and the treatment of low-grade NMIBC with VesiGel, will be deemed to be an elective procedure by third-party payors; if so, the cost of treatment would be borne by the patient and would be less likely to be broadly adopted;

∎	proper training and administration of our products by physicians or nurses;

∎	the revenues and profitability that our products will offer physicians as compared to alternative therapies; and

∎	the effectiveness of our sales and marketing efforts, especially the success of any targeted marketing efforts directed toward physicians and clinics and any direct-to-consumer marketing efforts we may initiate.

If MitoGel, VesiGel or any of our other product candidates is approved for use, but fails to achieve the broad degree of physician adoption and market acceptance necessary for commercial success, our operating results and financial condition would be adversely affected.

If we are not successful in developing, receiving regulatory approval for and commercializing our preclinical and clinical product candidates other than MitoGel or VesiGel, our ability to expand our business and achieve our strategic objectives could be impaired.

Although we will devote a substantial portion of our resources on the continued clinical testing and potential approval of MitoGel for the treatment of low-grade UTUC and VesiGel for the treatment of low-grade NMIBC, another key element of our strategy is to discover, develop and commercialize a portfolio of products based on our proprietary RTGel platforms to serve additional therapeutic markets. We are seeking to do so through our internal research programs, but our resources are limited, and those that we have are geared towards clinical testing and seeking regulatory approval of MitoGel, VesiGel and our other existing product candidates. We may also explore strategic collaborations for the development or acquisition of new products, but we may not be successful in entering into such relationships. While we have commenced a single pivotal Phase 3 clinical trial for MitoGel and plan to commence a Phase 2b clinical trial for VesiGel, all of our other potential product candidates remain in the preclinical and/or early clinical stages of development. Research programs to identify product candidates require substantial technical, financial and human resources, regardless of whether any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including:

∎	the research methodology used may not be successful in identifying potential product candidates;

∎	competitors may develop alternatives that render our product candidates obsolete or less attractive;

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∎	a product candidate may in a subsequent trial be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

∎	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

∎	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable; and

∎	intellectual property or other proprietary rights of third parties for product candidates we develop may potentially block our entry into certain markets, or make such entry economically impracticable.

If we fail to develop and successfully commercialize other product candidates, our business and future prospects may be harmed and our business will be more vulnerable to any problems that we encounter in developing and commercializing our product candidates.

Our product candidates, if approved, will face significant competition with competing technologies and our failure to compete effectively may prevent us from achieving significant market penetration.

The biopharmaceutical industry is intensely competitive and subject to rapid and significant technological change. Our potential competitors include large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities. These companies may develop new drugs to treat the indications that we target, or seek to have existing drugs approved for use for the treatment of the indications that we target.

We are aware that other companies, such as Merck Sharp & Dohme Corp., Viventia Bio Inc., Telesta Therapeutics Inc., Heat Biologics, Inc., Viralytics Limited, AADi, LLC, Biocancell Ltd., Halozyme Therapeutics, Inc., Astellas Pharma Inc., Cold Genesys, Inc., Altor BioScience Corporation, FKD Therapies Oy, Nippon Kayaku Co., Ltd, Spectrum Pharmaceuticals, Inc., Taris Biomedical LLC and Handok Inc., are conducting or have recently conducted clinical trials for product candidates for the treatment of low-grade and high-grade NMIBC, including CIS. In addition, we are aware of several pharmaceutical companies that are developing drug candidates for muscle-invasive bladder cancer. On May 18, 2016, the FDA approved Tecentriq (Atezolizumab) for the treatment of patients with locally advanced or metastatic urothelial carcinoma, a form of muscle invasive bladder cancer. We do not know whether these potential competitors are already developing, or plan to develop, low-grade UTUC or high-grade UTUC treatments or treatments for other indications that we are pursuing, and we may be unable to ascertain whether such activities are underway in the future.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in this industry. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective, easier to administer or less costly than our product candidates.

In addition, we face competition from existing standards of treatment, including transurethral resection of bladder tumor, or TURBT, surgery for bladder cancer. If we are not able to demonstrate that our product candidates are at least as safe and effective as such courses of treatment, medical professionals may not adopt our product candidates in replacement of the existing standard of care, which is first-line tumor surgical procedures.

We have no experience in marketing or distributing products and no internal capability to do so, and are therefore subject to certain risks in relation to the commercialization of our product candidates once approved.

We have not yet established a commercial organization for the marketing, sale and distribution of our product candidates. Therefore, even if we receive approval to market our product candidates in the United States or other markets, in order to successfully commercialize our product candidates, we will need to either build marketing, sales, distribution, managerial and other non-technical capabilities or contract with third parties to obtain these capabilities. This involves many challenges, such as recruiting and retaining talented personnel, training employees, setting the appropriate system of incentives, managing additional headcount and integrating new business units into an existing corporate infrastructure. The development of our own sales infrastructure or contracting with third parties

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will involve substantial expense, much of which we will incur well in advance of any marketing or sales. Moreover, we do not have experience as a company in establishing a significant sales infrastructure, and we cannot be certain that we will successfully develop this capability or contract successfully with third parties for the necessary services. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain personnel for medical affairs, marketing and sales. If we fail to establish an effective sales and marketing infrastructure or contract with third parties to do so, we will be unable to successfully commercialize our product candidates, which in turn would have an adverse effect on our business, financial condition and results of operations.

We have entered into a licensing agreement and in the future may enter into collaborations with other third parties for the development or commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

In October 2016, we entered into the Allergan Agreement. Under the Allergan Agreement, we granted Allergan an exclusive worldwide license to research, develop, manufacture and commercialize pharmaceutical products that contain RTGel and clostridial toxins (including BOTOX), alone or in combination with certain other active ingredients, which we refer to collectively as the Licensed Products. Either party may terminate the Allergan Agreement for uncured material breach by the other party and for the insolvency of the other party. We may terminate the Allergan Agreement if Allergan or its affiliates challenges any of our patents licensed to Allergan and such patent challenge is not required under a court order or subpoena and is not a defense against a claim, action or proceeding asserted by us, our affiliates or licensees against Allergan, its affiliates or sublicensees. In addition, Allergan may unilaterally terminate the Allergan Agreement for any reason upon advance notice. If Allergan has the right to terminate the Allergan Agreement due to our uncured material breach, Allergan may elect to continue the agreement and reduce all future milestone and royalty payment obligations to us by a specified percentage. In the event of any termination of the Allergan Agreement, Allergan will assign or grant a right of reference to any regulatory documentation related to RTGel to us, all rights and licenses to Allergan will terminate, and the license Allergan granted to us under their improvements to RTGel will continue. If any of these events occurs, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for the Licensed Products and will not be able to, or may be delayed in our efforts to, successfully commercialize the Licensed Products, and our business will be harmed.

We may utilize a variety of types of collaboration, distribution and other marketing arrangements with third parties to develop our product candidates and commercialize our approved product candidates, if any. We are not currently party to any such arrangement. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Our existing collaboration with Allergan and any future collaborations that we enter into, may pose a number of risks, including the following:

∎	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

∎	collaborators may not perform their obligations as expected;

∎	product candidates developed by collaborators may not perform sufficiently in clinical trials to be determined to be safe and effective, thereby delaying or terminating the drug approval process and reducing or eliminating milestone payments to which we would otherwise be entitled if the product candidates had successfully met their endpoints and/or received FDA approval;

∎	clinical trials conducted by collaborators could give rise to new safety concerns;

∎	collaborators may not pursue development and commercialization of our product candidates that receive marketing approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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∎	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

∎	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

∎	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

∎	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

∎	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would divert management attention and resources, be time-consuming and expensive;

∎	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

∎	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

∎	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If the Allergan Agreement, and any future collaborations that we enter into, do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours were to be involved in a business combination, it might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be harmed.

If in the future we acquire or in-license technologies or product candidates, we may incur various costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.

In the future, we may acquire or in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If intellectual property related to product candidates or technologies we in-license is not adequate, we may not be able to commercialize the affected products even after expending resources on their development. In addition, we may

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not be able to manufacture economically or successfully commercialize any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may be materially harmed.

We currently contract with third-party subcontractors and single-source suppliers for certain raw materials, compounds and components necessary to produce MitoGel, VesiGel and Vesimune for preclinical studies and clinical trials, and expect to continue to do so to support commercial scale production of MitoGel, VesiGel and Vesimune, if approved. There are significant risks associated with the manufacture of pharmaceutical products and contracting with contract manufacturers and with single-source suppliers. Furthermore, our existing third-party subcontractors and single-source suppliers may not be able to meet the increased need for certain raw materials, compounds and components that may result from our potential commercialization efforts. This increases the risk that we will not have sufficient quantities of MitoGel, VesiGel or Vesimune or be able to obtain such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We currently rely on third party subcontractors and suppliers for certain compounds and components necessary to produce MitoGel, VesiGel and Vesimune for our preclinical studies and clinical trials. We currently depend on Teva Pharmaceuticals Industries Ltd., or Teva, as our single-source supplier of MMC for MitoGel and VesiGel. Teva is in the midst of a corporate restructuring. Although we are not aware of any impact of the restructuring as currently in effect on Teva’s ability or willingness to supply us with MMC in the quantities and on the timeline required, it is possible that the restructuring could adversely affect our ability to obtain MMC in any given period and could require us to expend funds and effort to identify and engage one or more alternate suppliers of MMC. We also currently depend on single sources for the gel contained in MitoGel and VesiGel, and Imiquimod for Vesimune. Moreover, before we can begin to commercially manufacture our product candidates, whether in a third-party facility or in our own facility, once established, we must obtain regulatory approval from FDA for our manufacturing process and facility in order to sell such products in the United States. A manufacturing authorization would also have to be obtained from the appropriate European Union regulatory authorities in order sell such products in the European Union. In order to obtain approval, we will need to ensure that all of the processes, methods and equipment of such manufacturing facilities are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop. Because there are a limited number of suppliers for the raw materials that we use to manufacture our product candidates, we may need to engage alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. We do not have any control over the availability of raw materials. If we or our manufacturers are unable to purchase these raw materials on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the development and commercialization of our product candidates or any future product candidates, would be delayed or there would be a shortage in supply, which would impair our ability to meet our development objectives for our product candidates or generate revenues from the sale of any approved products.

We expect to continue to rely on these or other subcontractors and suppliers to support our commercial requirements if MitoGel, VesiGel or any of our other product candidates is approved for marketing by the FDA or foreign regulatory authorities. Even if we establish ourselves as an approved commercial supplier of MMC, we plan to continue to rely on third parties for such production of MMC, as well as for the raw materials, compounds and components necessary to produce our product candidates and for preclinical studies and clinical trials. We would expect that if we become a commercial supplier of MMC, through a third party manufacturer of MMC, it would provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation

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of process changes, and allow for better long-term margins. However, we have no experience as a company in the commercial supply of drugs and may never be successful as a commercial supplier of MMC.

Even if we are successful in being approved as a commercial supplier of MMC, cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, production failures or product recalls, and numerous other factors could prevent us from realizing the intended benefits of our sales strategy and have a material adverse effect on our business. Further, establishing ourselves as a commercial supplier of MMC, if we choose to pursue this, will require additional investment, will be time-consuming and may be subject to delays, including because of shortage of labor, compliance with regulatory requirements or receipt of necessary regulatory approvals. In addition, building out our MMC commercial supply capabilities may cost more than we currently anticipate, and delays or problems may adversely impact our ability to provide supply for the development and commercialization of our product candidates as well as our financial condition.

Our continuing reliance on third party subcontractors and suppliers entails a number of risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing or supply agreement by the third party, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. In addition, third party subcontractors and suppliers may not be able to comply with cGMP or quality system regulation, also called QSR, or similar regulatory requirements outside the United States. If any of these risks transpire, we may be unable to timely retain alternate subcontractors or suppliers on acceptable terms and with sufficient quality standards and production capacity, which may disrupt and delay our clinical trials or the manufacture and commercial sale of our product candidates, if approved.

Our failure or the failure of our third-party subcontractors and suppliers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of MitoGel, VesiGel or any of our other product candidates that we may develop. Any failure or refusal to supply or any interruption in supply of the components for MitoGel, VesiGel or any other product candidates or products that we may develop could delay, prevent or impair our clinical development or commercialization efforts.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our products in the European Union and other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. Regulatory approval processes outside the United States generally include all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive the necessary approvals to commercialize our product candidates in any particular market.

We intend to rely on third parties and consultants to assist us in conducting our single pivotal Phase 3 clinical trial for MitoGel, our Phase 2b clinical trial for VesiGel and certain clinical trials for our other product candidates. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize MitoGel, VesiGel or any of our other product candidates.

We do not have the ability to independently conduct many of our preclinical studies or our clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs to conduct clinical trials on our product candidates. Third parties play a significant role in the conduct of our clinical trials and

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the subsequent collection and analysis of data. These third parties are not our employees, and except for remedies available to us under our agreements, we have limited ability to control the amount or timing of resources that any such third party will devote to our clinical trials. Due to the limited drug development for non-muscle invasive urothelial cancers over the past 15 years, neither we nor any third-party clinical investigators, CROs and/or consultants are likely to have extensive experience conducting clinical trials for the indications we are targeting. If our CROs or any other third parties upon which we rely for administration and conduct of our clinical trials do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements, or for other reasons, or if they otherwise perform in a substandard manner, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to complete development of, obtain regulatory approval for, or successfully commercialize our product candidates.

We and the third parties upon whom we rely are required to comply with Good Clinical Practice, or GCP, regulations, which are regulations and guidelines enforced by regulatory authorities around the world for products in clinical development. Regulatory authorities enforce these GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and clinical trial sites. If we or our third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and our submission of marketing applications may be delayed or the regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, a regulatory authority will determine that any of our clinical trials comply or complied with applicable GCP regulations. In addition, our clinical trials must be conducted with material produced under current cGMP regulations, which are enforced by regulatory authorities. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be impacted if our CROs, clinical investigators or other third parties violate federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

In order for our clinical trials to be carried out effectively and efficiently, it is imperative that our CROs and other third parties communicate and coordinate with one another. Moreover, our CROs and other third parties may also have relationships with other commercial entities, some of which may compete with us. Our CROs and other third parties may terminate their agreements with us upon as few as 30 days’ notice under certain circumstances. If our CROs or other third parties conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols or GCPs, or for any other reason, we may need to conduct additional clinical trials or enter into new arrangements with alternative CROs, clinical investigators or other third parties. We may be unable to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. Switching or adding CROs, clinical investigators or other third parties can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationship with our CROs, clinical investigators and other third parties, there can be no assurance that we will not encounter such challenges or delays in the future or that these delays or challenges will not have a negative impact on our business, prospects, financial condition or results of operations

Our ability to market our product candidates, if approved, will be limited to certain indications. If we want to expand the indications for which we may market our products, we will need to obtain additional regulatory approvals, which may not be granted.

We are currently developing MitoGel for the treatment of low-grade UTUC, and VesiGel and Vesimune for the treatment of bladder cancer. The FDA and other applicable regulatory agencies will restrict our ability to market or advertise our products to the scope of the approved label for the applicable product and for no other indications, which could limit physician and patient adoption. We may attempt to develop and, if approved, promote and commercialize new treatment indications for our products in the future, but we cannot predict when or if we will receive the regulatory approvals required to do so. Failure to receive such approvals will prevent us from promoting or

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commercializing new treatment indications. In addition, we would be required to conduct additional clinical trials or studies to support approvals for additional indications, which would be time consuming and expensive, and may produce results that do not support regulatory approvals. If we do not obtain additional regulatory approvals, our ability to expand our business will be limited.

If our product candidates are approved for marketing, and we are found to have improperly promoted off-label uses, or if physicians misuse our products, we may become subject to prohibitions on the sale or marketing of our products, significant sanctions, and product liability claims, and our image and reputation within the industry and marketplace could be harmed.

The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about drug products. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for MitoGel for treatment of low-grade UTUC, the first indication we are pursuing, we cannot promote the use of our product in a manner that is inconsistent with the approved label. However, physicians are able, in their independent medical judgment, to use MitoGel on their patients in an off-label manner, such as for the treatment of other urology indications. If we are found to have promoted such off-label uses, we may receive warning letters and become subject to significant liability, which would harm our business. The federal government has levied large administrative, civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to prohibitions on the sale or marketing of our products or significant fines and penalties, and the imposition of these sanctions could also affect our reputation with physicians, patients and caregivers, and our position within the industry.

Physicians may also misuse our products or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If our products are misused or used with improper technique, we may become subject to costly litigation. Product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance. We currently carry product liability insurance covering our clinical trials with policy limits that we believe are customary for similarly situated companies and adequate to provide us with coverage for foreseeable risks. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Furthermore, the use of our products for conditions other than those approved by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If we fail to manage our growth effectively, our business could be disrupted.

As of September 30, 2017, we had 38 full-time employees and four part-time employees, of whom all except five are based in Israel. We will need to continue to expand our development, quality, sales, managerial, operational, finance, marketing and other resources to manage our operations and clinical trials, continue our development activities and commercialize our product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

∎	manage our clinical trials effectively;

∎	identify, recruit, retain, incentivize and integrate additional employees;

∎	manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and

∎	continue to improve our operational, financial and management controls, reporting systems and procedures.

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Due to our limited financial resources and our limited experience in managing a larger company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage expansion could delay the execution of our development and strategic objectives, or disrupt our operations; and if we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our revenues will suffer and we would incur significant additional losses.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any of our other products we develop.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

∎	decreased demand for our product candidates or products we develop;

∎	injury to our reputation and significant negative media attention;

∎	withdrawal of clinical trial participants or cancellation of clinical trials;

∎	costs to defend the related litigation, which may be only partially recoverable even in the event of successful defenses;

∎	a diversion of management’s time and our resources;

∎	substantial monetary awards to trial participants or patients;

∎	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	loss of revenues;

∎	exhaustion of any available insurance and our capital resources; and

∎	the inability to commercialize any product we develop.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of products we may develop. We currently carry general clinical trial product liability insurance in an amount that we believe is adequate to cover the scope of our ongoing clinical programs. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing MitoGel, VesiGel or any other product candidate, we intend to expand our insurance coverage to include the commercialization of MitoGel, VesiGel or any other approved product that we may have; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize any of the products we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of

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members of our senior management, as well as our senior scientists and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of our product candidates.

Although we have not historically experienced unique difficulties in attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the pharmaceutical field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. Moreover, although we have established a U.S. subsidiary, we are domiciled in Israel and are predominantly based in Israel, which may make it difficult to hire necessary U.S.-based personnel.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our drug development programs.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from cyber-security threats, including computer viruses, harmful code and unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. If a disruption event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements as part of our employment agreements with our employees. These agreements generally prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us.

For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts as justification for the enforcement of non-compete undertakings, such as the protection of a company’s trade secrets or other intellectual property.

Our employees, independent contractors, clinical investigators, CROs, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, clinical investigators, CROs, consultants and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct, breach of contract or other unauthorized activities that violate: FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; manufacturing standards; federal, state and foreign healthcare fraud and abuse laws; or laws that require the reporting of financial information or data accurately.

Specifically, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. Activities subject to these laws also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We intend to adopt a code of business conduct and ethics, but it is not always possible to identify

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and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, even if we are successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business. Violations of such laws subject us to numerous penalties, including, but not limited to, the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our business involves the use of hazardous materials and we and our third party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third party subcontractors’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including Mitomycin C, or MMC, key components of our product candidates, and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Despite our efforts, we cannot eliminate the risk of contamination. This could cause an interruption of our commercialization efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our subcontractors and suppliers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations.

Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

Exchange rate fluctuations between the U.S. Dollar and the New Israeli Shekel may negatively affect our earnings.

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in New Israeli Shekels, or NIS, which is the lawful currency of the State of Israel. As a result, we are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, although the dollar appreciated against the NIS in 2015 by 0.3%, the level of devaluation of the dollar against the NIS in 2016 was 1.5%. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Risks Related to Our Intellectual Property

If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies are not adequate, we may not be able to compete effectively and we otherwise may be harmed.

Our commercial success depends in part upon our ability to obtain and maintain patent protection and utilize trade secret protection for our intellectual property and proprietary technologies, our products and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. We rely upon a combination of patents, trade secret protection and confidentiality agreements, assignment of invention agreements and other contractual arrangements to protect the intellectual property related to hydrogel-based pharmaceutical compositions for optimal

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delivery of a drug in internal cavities such as the bladder, the method for treating urothelial cancer using hydrogel-based compositions, the method for treating overactive bladder topically without the need for injections, an in-dwelling ureter catheter system for optimal delivery of a drug into the renal cavity, and pharmaceutical compositions comprising an imidazoquinolin (amine) and lactic acid for use in a method for the treatment of bladder diseases.

We seek patent protection for all of our product candidates, and we have established several patent families comprised of issued patents and pending patent applications covering our proprietary RTGel formulation technology and the formulations, methods of use and manufacturing aspects of our product candidates. In the United States, we currently have 13 patents that are directed to protect our lead product candidates, MitoGel, VesiGel, BotuGel, Vesimune and RTGel as well as to our future product candidates that are under company research. These patents claim methods, systems, and novel compositions for treating cancer in internal cavities, in particular urinary tract cancer. These issued patents are expected to expire between 2024 and 2035. Moreover, our IP portfolio includes more than 45 patent applications filed worldwide that are directed to various methods, systems and compositions for treating cancer locally, by intravesical means. We also have nine pending patent applications relating to the product candidates MitoGel and VesiGel in Europe, the United States and Israel. We have three pending patent applications relating to the product candidate BotuGel in the European Union, China and Israel as well as on granted patent in Russia. In addition, we have two granted patents related to Vesimune in the United States as well as two granted patents in the European Union, two granted patents in Japan and one granted patent in each of Australia, Mexico, China, Russia, and Hong Kong, each of which is expected to remain in effect until 2030. In addition to the issued patents mentioned above, our portfolio includes pending patent applications relating to Vesimune in the United States two granted patents in the European Union, and one granted patent in each of Japan, Australia, and New Zealand, Hong Kong, the European Union, Canada, Korea, Brazil and Israel. Moreover, we hold five granted patents in the United States as well as patent applications filed worldwide that relate to novel formulations of phospholipid drug analogs (saturated lipid conjugate compositions) for the treatment of urinary tract cancer.

Limitations on the scope of our intellectual property rights may limit our ability to prevent third parties from designing around such rights and competing against us. For example, our patents do not claim a new compound. Rather, the active pharmaceutical ingredients of our products are existing compounds and our granted patents and pending patent applications are directed to, among other things, novel formulations of these existing compounds with our RTGel. Accordingly, other parties may compete with us, for example, by independently developing or obtaining competing topical formulations that design around our patent claims, but which may contain the same active ingredients, or by seeking to invalidate our patents. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in the market.

However, the patent applications that we own or license may fail to result in granted patents in the United States or foreign jurisdictions, or if granted may fail to prevent a potential infringer from marketing its product or be deemed invalid and unenforceable by a court. Competitors in the field of reverse thermal gel therapies have created a substantial amount of scientific publications, patents and patent applications and other materials relating to their technologies. Our ability to obtain and maintain valid and enforceable patents depends on various factors, including interpretation of our technology and the prior art and whether the differences between them allow our technology to be patentable. Patent applications and patents granted from them are complex, lengthy and highly technical documents that are often prepared under very limited time constraints and may not be free from errors that make their interpretation uncertain. The existence of errors in a patent may have an adverse effect on the patent, its scope and its enforceability. Our pending patent applications may not issue, and the scope of the claims of patent applications that do issue may be too narrow to adequately protect our competitive advantage. Also, our granted patents may be subject to challenges or narrowly construed and may not provide adequate protection.

We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

Even if our patents do successfully issue, third parties may challenge the validity, enforceability or scope of such granted patents or any other granted patents we own or license, which may result in such patents being narrowed,

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invalidated or held unenforceable. For example, patents granted by the European Patent Office may be opposed by any person within nine months from the publication of their grant. Also, patents granted by the United States Patent and Trademark Office, or USPTO, may be subject to reexamination and other challenges.

Furthermore, even if they are not challenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. To meet such challenges, which are part of the risks and uncertainties of developing and marketing product candidates, we may need to evaluate third party intellectual property rights and, if appropriate, to seek licenses for such third party intellectual property or to challenge such third party intellectual property, which may be costly and may or may not be successful, which could also have an adverse effect on the commercial potential for MitoGel, VesiGel and any of our product candidates.

We may receive only limited protection, or no protection, from our issued patents and patent applications.

If we encounter delays in our clinical trials or regulatory approval of our product candidates, the period of time during which we could market any of our product candidates under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to hydrogel-based pharmaceutical compositions for optimal delivery of a drug in internal cavities such as the bladder, the method for treating urothelial cancer using hydrogel-based compositions, the method for treating overactive bladder topically without the need for injections, an in-dwelling ureter catheter system for optimal delivery of a drug into the renal cavity, and pharmaceutical compositions comprising an imidazoquinolin (amine) and lactic acid for use in a method for the treatment of bladder diseases or any of our product candidates or (ii) conceive and invent any of the inventions claimed in our patents or patent applications.

The patent application process, also known as patent prosecution, is expensive and time consuming, and we or any future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or any future licensors or licensees will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, etc., although we are unaware of any such defects that we believe are of material import. If we or any future licensors or licensees fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The strength of patents in the pharmaceutical field involves complex legal and scientific questions and can be uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law in ways affecting the scope or validity of issued patents. The patent applications that we own or in-license may fail to result in issued patents in the United States or foreign countries with claims that cover our product candidates. Even if patents do successfully issue from the patent applications that we own or in-license, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the European Patent Office may be challenged, also known as opposed, by any person within nine months from the publication of their grant. Any successful challenge to our patents could deprive us of exclusive rights necessary for the successful commercialization of our product candidates. Furthermore, even if they are unchallenged, our patents may not adequately protect our product candidates, provide exclusivity for our product candidates, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our product candidates is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize our product candidates.

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Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for our product candidates, we may be open to competition from generic versions of our product candidates. Further, if we encounter delays in our development efforts, including our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

A considerable number of our patents and patent applications are entitled to effective filing dates prior to March 16, 2013. For U.S. patent applications in which patent claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party, for example a competitor, or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by those patent claims. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our participation in an interference proceeding may fail and, even if successful, may result in substantial costs and distract our management.

Our trade secrets may not have sufficient intellectual property protection.

In addition to the protection afforded by patents, we also rely on trade secret protection to protect proprietary know-how that may not be patentable or that we elect not to patent, processes for which patents may be difficult to obtain or enforce, and any other elements of our product candidates, and our product development processes (such as manufacturing and formulation technologies) that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could significantly affect our competitive position and may have an adverse effect on our business. Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques and we cannot guarantee that our competitors will not independently develop substantially equivalent information and techniques. The FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

In an effort to protect our trade secrets and other confidential information, we require our employees, consultants, advisors, and any other third parties that have access to our proprietary know-how, information or technology, for example, third parties involved in the formulation and manufacture of our product candidates, and third parties involved in our clinical trials to execute confidentiality agreements upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us is kept confidential and not disclosed to third parties. However, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed despite having such confidentiality agreements. Adequate remedies may not exist in the event of unauthorized use or disclosure of our trade secrets. In addition, in some situations, these confidentiality agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, or advisors have previous employment or consulting relationships. To the extent that our employees, consultants or contractors use any intellectual property owned by third parties in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. If we are unable to prevent unauthorized material disclosure of our trade secrets to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could harm our business, operating results and financial condition.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity, and therefore, is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform

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legislation. Further, recent U.S. Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

For our U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, or the America Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact the AIA will have on the operation of our business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business and financial condition.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process.

Periodic maintenance fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or

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complete loss of patent rights in the relevant jurisdiction. If we fail to maintain the patents and patent applications directed to our product candidates, our competitors might be able to enter the market earlier than should otherwise have been the case, which could harm our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement on infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify MitoGel, VesiGel and Vesimune and have registered these trademarks in the United States and Israel. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property or the patents of our licensors, which could be expensive and time consuming.

Third parties may infringe or misappropriate our intellectual property, including our existing patents, patents that may issue to us in the future, or the patents of our licensors to which we have a license. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. Further, we may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Generic drug manufacturers may develop, seek approval for, and launch generic versions of our products. If we file an infringement action against such a generic drug manufacturer, that company may challenge the scope, validity or

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enforceability of our or our licensors’ patents, requiring us and/or our licensors to engage in complex, lengthy and costly litigation or other proceedings.

For example, if we or one of our licensors initiated legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidates is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent.

In addition, within and outside of the United States, there has been a substantial amount of litigation and administrative proceedings, including interference and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in various foreign jurisdictions, regarding patent and other intellectual property rights in the pharmaceutical industry. Recently, the AIA introduced new procedures including inter partes review and post grant review. The implementation of these procedures brings uncertainty to the possibility of challenges to our patents in the future, including challenges by competitors who perceive our patents as blocking entry into the market for their products, and the outcome of such challenges.

Such litigation and administrative proceedings could result in revocation of our patents or amendment of our patents such that they do not cover our product candidates. They may also put our pending patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Additionally, it is also possible that prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, may, nonetheless, ultimately be found by a court of law or an administration panel to affect the validity or enforceability of a claim. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a negative impact on our business.

Enforcing our or our licensor’s intellectual property rights through litigation is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business, financial condition or results of operations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of litigation or administrative proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our ordinary shares could be significantly harmed.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions.” The Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, has previously held, in certain cases, that employees may be entitled to remuneration for service inventions that they develop during their service for a company despite their explicit waiver of such right. Therefore, although we enter into agreements with all of our employees pursuant to which they waive their right to special remuneration for service

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inventions created in the scope of their employment or engagement and agree that any such inventions are owned exclusively by us, we may face claims by employees demanding remuneration beyond their regular salary and benefits.

Third-party claims alleging intellectual property infringement may adversely affect our business.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties, for example, the intellectual property rights of competitors. Our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents owned or controlled by third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our activities related to our product candidates may give rise to claims of infringement of the patent rights of others. We cannot assure you that our product candidates will not infringe existing or future patents. We may not be aware of patents that have already issued that a third party might assert are infringed by our product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our product candidates, could nevertheless be found to be infringed by our product candidates. Nevertheless, we are not aware of any issued patents that we believe would prevent us from marketing our product candidates, if approved. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us.

Third parties making claims against us for infringement or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and, and would be a substantial diversion of management time and employee resources from our business. In the event of a successful claim of infringement against us by a third party, we may have to (i) pay substantial damages, including treble damages and attorneys’ fees if we are found to have willfully infringed the third party’s patents; (ii) obtain one or more licenses from the third party; (iii) pay royalties to the third party; and/or (iv) redesign any infringing products. Redesigning any infringing products may be impossible or require substantial time and monetary expenditure. Further, we cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms. In the event that we could not obtain a license, we may be unable to further develop and commercialize our product candidates, which could harm our business significantly. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

Defending ourselves or our licensors in litigation is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business, financial condition or results of operations.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. We may also be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an

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ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a negative impact on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to Government Regulation

If the FDA does not conclude that MitoGel, VesiGel, or our other product candidates satisfy the requirements under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act, or Section 505(b)(2), or if the requirements for such product candidates are not as we expect, the approval pathway for these product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We commenced a single pivotal Phase 3 clinical trial for MitoGel and expect to commence a Phase 2b clinical trial of VesiGel under the FDA’s Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference, which could expedite the development program for MitoGel, VesiGel and our other product candidates by potentially decreasing the amount of preclinical and clinical data that we would need to generate in order to obtain FDA approval. However, while we believe that our product candidates are reformulations of existing drugs or biologics and, therefore, will not be treated as new chemical entities, or NCEs, the submission of an NDA under the Section 505(b)(2) or similar regulatory pathway does not preclude the FDA from determining that the product candidate that is the subject of such submission is an NCE and therefore not eligible for review under such regulatory pathway.

If the FDA does not allow us to pursue the Section 505(b)(2) or similar regulatory pathway as anticipated, we may need to conduct additional preclinical experiments and clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely increase significantly. Moreover, inability to pursue the Section 505(b)(2) or similar regulatory pathway could result in new competitive products reaching the market more quickly than our product candidates, which would likely harm our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) or similar regulatory pathway, our product candidates may not receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our potential future NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway for our product candidates, there is no guarantee this would ultimately lead to faster product development or earlier approval.

Moreover, even if these product candidates are approved under the Section 505(b)(2) pathway, as the case may be, the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other

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conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Fast track designation for one or more of our product candidates may not actually lead to a faster development or regulatory review or approval process.

In August 2017, we received fast track designation for MitoGel for the treatment of UTUC. If a product is intended for the treatment of a serious condition, and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a product sponsor may apply for FDA fast track designation. Even though we have received fast track designation for MitoGel for the treatment of UTUC, fast track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with fast track designation compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

We expect current and future legislation affecting the healthcare industry, including healthcare reform, to impact our business generally and to increase limitations on reimbursement, rebates and other payments, which could adversely affect third-party coverage of our products, our operations, and/or how much or under what circumstances healthcare providers will prescribe or administer our products, if approved.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or collectively, the ACA, a law intended, among other things, to broaden access to health insurance, improve quality of care, and reduce or constrain the growth of healthcare spending.

Provisions of the ACA relevant to the pharmaceutical industry include the following:

∎	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, not including orphan drug sales;

∎	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively;

∎	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

∎	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

∎	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

∎	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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∎	new requirements to report annually certain financial arrangements with physicians and teaching hospitals; as defined in the ACA and its implementing regulations, including reporting any payment or “transfer of value” provided to physicians and teaching hospitals and any ownership and investment interests held by physicians and their immediate family members during the preceding calendar year;

∎	expansion of healthcare fraud and abuse laws, including the federal civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance; and

∎	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

There have been judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. For example, since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. The recently enacted Tax Cuts and the Jobs Act includes a provision that repeals, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year. We continue to evaluate how the ACA and recent efforts to repeal and replace or limit the implementation of the ACA will impact our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which started in 2013 and, following passage of the Bipartisan Budget Act of 2015, will stay in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent U.S. Congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. Further, the U.S. House of Representatives formed an Affordable Drug Pricing Task Force to advance legislation intended to control pharmaceutical drug costs and investigate pharmaceutical drug pricing, and the U.S. Senate requested information from certain pharmaceutical companies in connection with an investigation into pharmaceutical drug pricing practices. If healthcare policies or reforms intended to curb healthcare costs are adopted, or if we experience negative publicity with respect to the pricing of our products or the pricing of pharmaceutical drugs generally, the prices that we charge for any approved products may be limited, our commercial opportunity may be limited and/or our revenues from sales of our products may be negatively impacted.

If we obtain regulatory approval and commercialization of MitoGel, VesiGel or any of our other product candidates, these laws may result in additional reductions in healthcare funding, which could have an adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of MitoGel, VesiGel or our other product candidates may be.

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Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could adversely affect our business by reducing our ability to generate revenues, raise capital, obtain additional licensees and market our products. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

We may be unable to obtain Orphan Drug Designation or exclusivity for future product candidates we may develop. If our competitors are able to obtain orphan drug exclusivity for their products that are for the same indication as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan drug if it is intended to treat an orphan disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

In the United States, Orphan Drug Designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has Orphan Drug Designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity.

Although the FDA has granted MitoGel orphan drug designation for the treatment of UTUC and to Vesimune for treatment of CIS, we may not receive orphan drug designation for any of our other product candidates. If our competitors are able to obtain orphan drug exclusivity for their products that are the same or similar to our product candidates before our drug candidates are approved, we may not be able to have competing product candidates approved by the FDA for a significant period of time. Any delay in our ability to bring our product candidates to market would negatively impact our business, revenue, cash flows and operations.

Orphan Drug Designation may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for our product candidates, we may be subject to earlier competition and our potential revenue will be reduced.

Orphan Drug Designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax advantages, user-fee waivers and market exclusivity for certain periods of time.

MitoGel and Vesimune have been granted Orphan Drug Designation for the treatment of UTUC and CIS, respectively, in the United States. Even if we obtain Orphan Drug Designation for our other product candidates, we may not be the first to obtain regulatory approval for any particular orphan indication due to the uncertainties associated with developing biopharmaceutical products. Further, even if we obtain Orphan Drug Designation for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved product. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our product candidate. There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded our product candidates in ways that are difficult to predict.

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Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses, limit or withdraw regulatory approval and subject us to penalties if we fail to comply with applicable regulatory requirements.

If and when regulatory approval has been granted, our product candidates or any approved product will be subject to continual regulatory review by the FDA and/or non-U.S. regulatory authorities. Additionally, any product candidates, if approved, will be subject to extensive and ongoing regulatory requirements, including labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indications for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. In addition, if the applicable regulatory agency approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP for any clinical trials that we conduct post-approval.

Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or problems with our third-party manufacturers’ processes, or failure to comply with regulatory requirements, may result in, among other things:

∎	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

∎	fines, warnings letters or holds on clinical trials

∎	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals; and

∎	product seizure or detention, or refusal to permit the import or export of products; and injunctions or the imposition of civil or criminal penalties.

Our ongoing regulatory requirements may also change from time to time, potentially harming or making costlier our commercialization efforts. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or other countries. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our relationships with healthcare professionals, independent contractors, clinical investigators, CROs, consultants and vendors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties.

We may currently be or may become subject to various U.S. federal and state health care laws, including those intended to prevent health care fraud and abuse.

The federal Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, by a federal healthcare program such as Medicare and Medicaid. Remuneration has been broadly defined to include anything of value, including, but not limited to, cash, improper discounts, and free or reduced price items and services.

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Federal false claims laws, including the federal False Claims Act, or FCA, and civil monetary penalties law impose penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or making a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government. The FCA has been used to, among other things, prosecute persons and entities submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims.

Many states have similar fraud and abuse statutes and regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. State and federal authorities have aggressively targeted medical technology companies for, among other things, alleged violations of these anti-fraud statutes, based on unlawful financial inducements paid to prescribers and beneficiaries, as well as impermissible promotional practices, including certain marketing arrangements that rely on volume-based pricing and off-label promotion of FDA-approved products.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including public and private payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

Additionally, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose, among other things, specified requirements on covered entities and their business associates relating to the privacy and, security and transmission of individually identifiable health information, including mandatory contractual terms and required implementation of certain safeguards of such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways, may not have the same effect and may not be preempted by HIPAA, thus complicating compliance efforts.

Our operations will also be subject to the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members. We may also be subject to state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and/or state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidelines promulgated by the federal government.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any payor, including commercial insurers. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to marketing expenditures or payments and other transfers

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of value to physicians and other healthcare providers. If any of our business activities, including but not limited to our relationships with healthcare providers, are found to violate any of the aforementioned laws, we may be subject to administrative, civil and/or criminal penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, diminished profits and future earnings and curtailment or restructuring of our operations.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Legislative or regulatory healthcare reforms in the United States or abroad may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates or any future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress in the United States or by governments in foreign jurisdictions that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA or foreign regulatory agency regulations and guidance are often revised or reinterpreted by the FDA or the applicable foreign regulatory agency in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates or any future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

∎	changes to manufacturing methods;

∎	recall, replacement, or discontinuance of one or more of our products; and

∎	additional recordkeeping.

Each of these would likely entail substantial time and cost and could harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could negatively impact our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

We maintain workers compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries with policy limits that we believe are customary for similarly situated companies and adequate to provide us with coverage for foreseeable risks. Although we maintain such insurance, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development

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or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products is limited by government authorities and/or third-party payor policies.

In addition to any healthcare reform measures which may affect reimbursement, market acceptance and sales of MitoGel, VesiGel and our other product candidates, if approved, will depend on the coverage and reimbursement policies of third-party payors, like government authorities, private health insurers, and health maintenance organizations. Third-party payors decide which medications they will cover and separately establish reimbursement levels.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government and other third-party payors are increasingly challenging the prices charged for health care products, examining the cost effectiveness of drugs in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement for prescription drugs. We cannot be sure that coverage will be available for MitoGel, VesiGel or our other product candidates, if approved, or, if coverage is available, the level of reimbursement will be adequate to make our products affordable for patients or profitable for us.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, decisions about reimbursement for new medicines under Medicare are made by CMS, as the administrator for the Medicare program. Private payors often use CMS as a model for their coverage and reimbursement decisions. It is difficult to predict what CMS as well as other payors will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

Reimbursement may impact the demand for, and/or the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution.

Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process may

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require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. We may not be able to provide data sufficient to gain acceptance with respect to coverage and/or sufficient reimbursement levels. We cannot be sure that coverage or adequate reimbursement will be available for MitoGel, VesiGel or any of our other product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize MitoGel, VesiGel or our other product candidates, or achieve profitably at all, even if approved.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of MitoGel, VesiGel or any of our other product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of MitoGel, VesiGel or any of our other product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

∎	changes to manufacturing methods;

∎	change in protocol design;

∎	additional treatment arm (control);

∎	recall, replacement, or discontinuance of one or more of our products; and

∎	additional recordkeeping.

Each of these would likely entail substantial time and cost and could harm our business and our financial results.

Risks Related to This Offering and Ownership of Our Ordinary Shares

The market price of our ordinary shares has been and may continue to be subject to fluctuation and you could lose all or part of your investment.

The stock market in general has been, and the market price of our ordinary shares in particular has been and may continue to be, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NASDAQ Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

∎	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

∎	physician and market acceptance of our products;

∎	the mix of products that we sell;

∎	our success or failure to obtain approval for and commercialize our product candidates;

∎	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

∎	development of technological innovations or new competitive products by others;

∎	announcements of technological innovations or new products by us;

∎	publication of the results of preclinical or clinical trials for MitoGel, VesiGel or our other product candidates;

∎	failure by us to achieve a publicly announced milestone;

∎	delays between our expenditures to develop and market new or enhanced product candidates and the generation of sales from those products;

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∎	developments concerning intellectual property rights, including our involvement in litigation brought by or against us;

∎	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;

∎	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

∎	changes in our expenditures to promote our products;

∎	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

∎	changes in key personnel;

∎	success or failure of our research and development projects or those of our competitors;

∎	the trading volume of our ordinary shares; and

∎	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may negatively impact the market price of our ordinary shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. If we were to become involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business, if at all. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary shares could decline if no research reports are published about us or our business, or if one or more equity research analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If our existing shareholders, particularly our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

As of the date of this prospectus, the holders of approximately                  ordinary shares are entitled to registration rights, of which approximately              will be subject to the terms of the lock-up agreements described in the “Underwriting” section of this prospectus. In addition, our sale of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

Investors in this offering will experience immediate substantial dilution in net tangible book value.

The assumed public offering price of our ordinary shares in this offering is considerably greater than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Accordingly, investors in this offering will incur immediate dilution of $             per share, as of September 30, 2017, based on an assumed public offering price of $             per share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on                 , 2018. In addition, if outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. Please see the section entitled “Dilution.”

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The significant share ownership position of our officers, directors and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

After giving effect to this offering, our officers, directors and entities affiliated with certain of our directors will beneficially own or control, directly or indirectly, approximately     % of our outstanding ordinary shares (or     % if the underwriters exercise in full their option to purchase additional ordinary shares). Accordingly, these persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We expect to use the net proceeds from this offering, together with our existing cash resources, to complete our single pivotal Phase 3 clinical trial of MitoGel for the treatment of low-grade UTUC, to begin preparation for the commercial launch of MitoGel, if approved, to file an IND for, and to initiate our Phase 2b clinical trial of, VesiGel, for the treatment of low-grade NMIBC, and the remainder to fund continued research and clinical development of our other product candidates, including Vesimune, and for working capital and other general corporate purposes. However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could harm our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We do not believe that we were classified as a PFIC for the taxable year ending December 31, 2017. However, based upon the expected nature and composition of our income and assets, we anticipate that we will be classified as a PFIC for the taxable year ending December 31, 2018. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares,

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which may be volatile) from time to time. We cannot provide any assurances regarding our PFIC status for the current or future taxable years, and our U.S. tax counsel has not provided any opinion regarding our PFIC status.

We do not currently intend to provide the information necessary for our U.S. shareholders to make QEF elections.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NASDAQ requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we are permitted to and follow certain home country corporate governance practices instead of those otherwise required by the NASDAQ Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Market may provide less protection to you than what is accorded to investors under the NASDAQ Rules applicable to domestic U.S. issuers. See the section titled “Management—Corporate Governance Practices.”

As a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer, President of Israel Operations and the other two most highly compensated executive officers on an individual basis. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure is not as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

Loss of foreign private issuer status in the future could result in significantly increased costs and divert management attention.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. However, we cannot assure you that at June 30, 2018, the next determination date of our foreign private issuer status, we will qualify as a foreign private issuer. If we cease to qualify as a foreign private issuer at this determination date, we will be required to begin reporting as a domestic issuer on January 1, 2019. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.

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For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

∎	being permitted to provide only two years of audited financial statements, in addition to any required unaudited condensed consolidated interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

∎	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

∎	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

∎	reduced disclosure obligations regarding executive compensation; and

∎	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Risks Related to our Operations in Israel

Our headquarters, research and development and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters and research and development facilities are located in Ra’anana, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. If these or any future facilities in Israel were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our research and development is disrupted for any other reason, such an event could delay our clinical trials or, if our product candidates are approved and we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture an approved product within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be harmed.

Political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, Hamas (an Islamist militia and political group that controls the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and adversely affect the market price of our ordinary shares.

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Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of September 30, 2017, we had 37 employees based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could harm our business and operating results.

The Israeli government grants we have received for research and development activities restrict our ability to manufacture products and transfer technologies outside of Israel and require us, in addition to the payment of royalties, to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received and incur financial penalties.

We have received grants under the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 5754-1984, or the R&D Law, from the Israel Innovation Authority of the Ministry of Economy and Industry in Israel, or the IIA, formerly known as the Office of the Chief Scientist, an independent and impartial public entity, for some of our development programs. Through September 30, 2017, we had received grants in the aggregate amount of $2.1 million. We may in the future apply to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

A recipient of a grant from the IIA is obligated to pay royalties generally at a rate of 3% to 5% on revenues from sales of products developed with IIA-funded technology, up to the amount of the grant related to any such products plus accrued interest. Under the R&D Law, a company that received grants from the IIA may not transfer IIA-funded technology or manufacture products developed with IIA-funded technology outside of the State of Israel without first obtaining the approval of the IIA. For example, under the Allergan Agreement, Allergan has the option to manufacture products developed with IIA-funded technology outside of Israel and, although Allergan has not yet exercised this option, we have requested approval from the IIA for a possible transfer, and are currently awaiting their response. We may not receive any such approval upon any request, which could prevent us, for example, from out-licensing our product candidates or complying with our existing agreements. Even if we do receive such approvals, we may be required to pay increased royalties of up to 300% of the amount of the original grant and other amounts. If we do not receive such approvals, we may be required to pay significant penalties.

In June 2017, new rules published by the IIA for granting a right to use know- how developed from research and development that was conducted pursuant to a plan approved by the IIA outside of Israel, or Licensing Rules, came into effect. The Licensing Rules allow a recipient of a grant from the IIA to grant third parties outside of Israel the right to use know-how, or License, provided that the IIA authorized the grant of the License. In such case, the recipient of the grant has to pay the IIA for the License. The amount of payment is based on various factors, including the consideration received by the licensor and, in accordance with the formulas set forth in the Licensing Rules, may equal up to six times the IIA-funding amount plus interest. When the consideration for the grant includes nonmonetary compensation or monetary compensation that is not fixed, or when a “special relationship” exists between the licensor and licensee (e.g., when a party controls the other party or is the other party’s exclusive distributor) or when the agreed consideration does not reflect, in the IIA’s opinion, the market value, the IIA may base the value of the transaction on an economic assessment that it obtains for such purpose.

The IIA may also impose certain conditions on any arrangement under which it permits us to transfer IIA-funded technology outside of the State of Israel. Furthermore, the consideration available to our shareholders in a

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transaction involving the transfer outside of the State of Israel of IIA-funded technology (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to IIA. The restrictions under the R&D Law will continue to apply even after we have repaid the full amount of royalties due to the IIA. If we fail to satisfy the conditions of the R&D Law, we may be required to refund the amounts of the grants previously received, together with interest and penalties, and may become subject to criminal charges.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if shareholders not accepting the tender offer hold less than 5% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless shareholders not accepting the tender offer hold less than 2% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our directors and most of our executive officers listed in this prospectus reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. Please see the section entitled “Enforcement of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

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Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.

There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

∎	the timing and conduct of our clinical trials of MitoGel, VesiGel and our other product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

∎	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of MitoGel, VesiGel and our other product candidates;

∎	our plans regarding utilization of regulatory pathways that would allow for accelerated marketing approval in the United States;

∎	our expectations regarding timing for application for and receipt of regulatory approval for any of our product candidates;

∎	our ongoing and planned discovery and development of product candidates;

∎	our expectations regarding future growth, including our ability to develop, and obtain regulatory approval for, new product candidates;

∎	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;

∎	our ability to maintain our collaboration with Allergan, enter into and successfully complete other collaborations, licensing arrangements or in-license or acquire rights to other products, product candidates or technologies;

∎	our plans to develop and commercialize our product candidates;

∎	our estimates regarding the market opportunity for our product candidates;

∎	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

∎	our planned level of capital expenditures and our belief that our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months;

∎	the impact of our research and development expenses as we continue developing product candidates;

∎	our expectations regarding the maintenance of our foreign private issuer status;

∎	the impact of government laws and regulations; and

∎	our expectations regarding the use of proceeds from this offering.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements.

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The forward-looking statements included in this prospectus speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of              ordinary shares in this offering will be approximately $            million (or approximately $            million if the underwriters exercise their option to purchase additional ordinary shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed public offering price of $        per ordinary share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on                     , 2018. Each $1.00 increase (decrease) in the assumed public offering price of $per ordinary share would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $            million, assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 100,000 in the number of ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $             , assuming the assumed public offering price stays the same. The actual net proceeds we receive will depend on the actual number of ordinary shares offered by us, the actual public offering price and other terms of this offering determined at pricing.

We expect to use the net proceeds from this offering, together with our existing cash resources, as follows:

∎	approximately $ million to complete our single pivotal Phase 3 clinical trial of MitoGel for the treatment of low-grade UTUC;

∎	approximately $ million to begin preparing for the commercial launch of MitoGel, if approved;

∎	approximately $ million to file an IND for, and to initiate our Phase 2b clinical trial of, VesiGel for the treatment of low-grade NMIBC; and

∎	the remainder to fund continued research and clinical development of our other product candidates, including Vesimune, and for working capital and other general corporate purposes.

Due to the uncertainties inherent in the clinical development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for any of the above purposes on a stand-alone basis.

Pending our application of the net proceeds from this offering, we plan to invest such proceeds in depositary institutions.

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MARKET PRICE OF ORDINARY SHARES

Our ordinary shares have been listed on the NASDAQ Global Market under the symbol “URGN” since May 4, 2017. Prior to that date, there was no public trading market for our ordinary shares. The following table sets forth for the periods indicated the high and low intraday sales prices per ordinary share, as reported on the NASDAQ Global Market:

	HIGH	LOW
Annual:
2017 (through December 21)	$44.63	$13.01
Quarterly:
Second quarter 2017 (beginning May 4)	20.02	13.01
Third quarter 2017	33.77	17.07
Fourth quarter 2017 (through December 21)	44.63	25.56
Most Recent Six Months:
July 2017	19.69	17.58
August 2017	25.15	17.07
September 2017	33.77	23.37
October 2017	33.17	25.56
November 2017	44.63	29.72
December 2017 (through December 21)	41.25	36.66

On December 21, 2017, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $38.49 per share. As of December 21, 2017, we had 54 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose ordinary shares may be held in trust or by other entities.

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DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

See “Risk Factors—Risks Related to This Offering and Ownership of Our Ordinary Shares—We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and, for an explanation concerning the payment of dividends under Israeli law, see “Description of Share Capital—Dividend and Liquidation Rights.”

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017 on an:

∎	actual basis; and

∎	as adjusted basis to give effect to the sale of ordinary shares in this offering at the assumed public offering price of $ per ordinary share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on , 2018, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted data included in the table below is also unaudited. You should read this information together with our condensed consolidated interim financial statements appearing elsewhere in this prospectus and the information set forth under the headings “Selected Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF SEPTEMBER 30, 2017
	ACTUAL	AS ADJUSTED (1)
	(in thousands)
Cash and cash equivalents	$79,171	$

Shareholders’ equity
Ordinary shares, NIS 0.01 par value: 100,000,000 shares authorized at September 30, 2017 actual and as adjusted; 13,178,400 issued and outstanding at September 30, 2017, actual; shares issued and outstanding, as adjusted	35
Additional paid-in capital	113,354
Accumulated deficit	(37,128)

Total shareholders’ equity	76,261

Total capitalization	$76,261	$

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per ordinary share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on , 2018, would increase or decrease, respectively, each of cash and cash equivalents, total shareholders’ equity and total capitalization by $ million, assuming the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 in the number of ordinary shares we are offering would increase or decrease, respectively, each of cash and cash equivalents, total equity and total capitalization by $ million, assuming the assumed public offering price per ordinary share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing.

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DILUTION

If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the public offering price per ordinary share in this offering and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of September 30, 2017, we had a historical net tangible book value per ordinary share of $5.79. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of shares outstanding on September 30, 2017.

After giving effect to the sale of ordinary shares in this offering at the assumed public offering price of $        per ordinary share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on                 , 2018, and after deducting the underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value at September 30, 2017 would have been $        per share. This represents an immediate increase in as adjusted net tangible book value of $        per share attributable to this offering and immediate dilution of $        per ordinary share to investors participating in the offering. The following table illustrates this dilution per ordinary share:

Assumed public offering price per ordinary share			$
Historical net tangible book value per ordinary share as of September 30, 2017		$5.79
Increase in net tangible book value per share attributable to this offering	$
As adjusted net tangible book value per ordinary share after this offering			$

Dilution per ordinary share to investors participating in this offering			$

Each $1.00 increase or decrease in the assumed public offering price of $        per ordinary share, which was the last reported sale price of our ordinary shares on the NASDAQ Global Market on                 , 2018, would increase or decrease, respectively, our as adjusted net tangible book value as of September 30, 2017 after this offering by approximately $        per ordinary share, and would increase or decrease, respectively, dilution to investors in this offering by $        per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 in the number of ordinary shares we are offering would increase or decrease, respectively, our as adjusted net tangible book value as of September 30, 2017 after this offering by approximately $        per ordinary share, and would increase or decrease, respectively, dilution to investors in this offering by approximately $        per ordinary share, assuming the assumed public offering price per ordinary share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise in full their option to purchase                  additional ordinary shares, the as adjusted net tangible book value will increase to $        per ordinary share, representing an immediate increase in as adjusted net tangible book value to existing shareholders of $        per ordinary share and an immediate dilution of $        per ordinary share to investors participating in this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

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The information above is based on 13,178,400 ordinary shares outstanding as of September 30, 2017 and assumes:

∎	the issuance by us of ordinary shares in this offering; and

∎	no exercise of the underwriters’ option to purchase up to additional ordinary shares but excludes:

∎	2,208,663 ordinary shares reserved for issuance under our 2010 Israeli Share Option Plan upon the exercise of outstanding options at a weighted average exercise price of $4.85 per share;

∎	375,000 ordinary shares reserved for issuance under our 2017 Equity Incentive Plan upon the exercise of outstanding options at a weighted average exercise price of $20.54 per share;

∎	329,000 ordinary shares reserved for issuance upon the vesting of outstanding restricted share units;

∎	278,400 ordinary shares reserved for issuance upon the achievement of certain milestones under the Vesimune asset purchase agreement with Telormedix SA; and

∎	1,000,000 ordinary shares available for issuance pursuant to the terms of our 2017 Equity Incentive Plan.

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SELECTED FINANCIAL DATA

The following tables present selected financial data for our business. We derived the statements of operations data for the years ended December 31, 2016 and 2015 and the balance sheet data as of December 31, 2016 and 2015 from our consolidated audited financial statements and related notes appearing elsewhere in this prospectus. We derived the statements of operations data for the nine months ended September 30, 2017 and 2016 and the balance sheet data as of September 30, 2017 from our condensed consolidated unaudited financial statements and related notes appearing elsewhere in this prospectus. Our condensed consolidated unaudited financial statements have been prepared on the same basis as our consolidated audited financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of September 30, 2017 and the results of operations for the nine months ended September 30, 2016 and 2017. We maintain our books and records in U.S. dollars, and prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2016	2015	2017	2016
	(in thousands, except share and per share data)
Statements of operations data:
Revenues	$17,530	$—	$7,831	$—
Cost of revenue	28	—	313	—

Gross profit	17,502	—	7,518	—
Research and development expenses, net	10,287	10,515	11,936	7,915
General and administrative expenses	6,417	1,895	5,374	5,188

Operating loss (income)	(798)	12,410	9,792	13,103
Finance expenses, net	2,739	279	122	1,761

Net loss for the period	$1,941	$12,689	$9,914	$14,864

Loss per ordinary share, basic and diluted	$1.91	$5.88	$1.31	$7.25

Weighted average number of ordinary shares outstanding used in computing loss per share	2,305,503	2,300,959	8,223,124	2,305,410

	AS OF DECEMBER 31,		AS OF SEPTEMBER 30,
	2016	2015	2017
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$21,362	$17,975	$79,171
Working capital (1)	$18,904	$16,894	$75,522
Total assets	$23,056	$19,390	$81,188
Total liabilities	$6,749	$3,109	$4,927
Total shareholders’ equity	$16,307	$16,281	$76,261

(1)	Working capital is defined as total current assets minus total current liabilities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies. We have an innovative and broad pipeline of product candidates that we believe can overcome the deficiencies of current treatment options for a variety of urological conditions with a focus on uro-oncology. Our lead product candidates, MitoGel and VesiGel, are proprietary formulations of the chemotherapy drug Mitomycin C, or MMC, a generic drug, which is currently used off-label for urothelial cancer treatment only in a water-based formulation as an adjuvant, or supplemental post-surgery, therapy. We are developing our product candidates as chemoablation agents, which means they are designed to remove tumors by non-surgical means, to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma, or UTUC, and low-grade bladder cancer. We believe that MitoGel and VesiGel, which are both local drug therapies, have the potential to significantly improve patients’ quality of life by replacing costly, sub-optimal and burdensome tumor resection and kidney removal surgeries as the first-line standard of care. MitoGel and VesiGel may also reduce the need for bladder and upper urinary tract surgeries, including removal of the upper urinary tract, which are major surgical procedures typically performed when local endoscopic tumor resection fails to control the disease progression. Additionally, we believe that our product candidates, which are based on formulations of previously approved drugs, may qualify for streamlined regulatory pathways to market approval.

Our lead product candidates, MitoGel and VesiGel, are formulated using our proprietary reverse thermally triggered hydrogel, or RTGel, technology. We believe that RTGel-based drug formulations, which provide for the sustained release of an active drug, may improve the efficacy of treatment of various types of urothelial cancer without compromising the safety of the patient or interfering with the natural flow of fluids from the urinary tract to the bladder. Our formulations are designed to achieve this by increasing the dwell time as well as the tissue coverage of the active drug throughout the organ. Consequently, we believe that RTGel-based drug formulations may enable us to overcome the anatomical and physiological challenges that have historically contributed to the lack of drug development for the treatment of urothelial cancer. No drugs have been approved by the U.S. Food and Drug Administration, or the FDA, for the treatment of non-muscle invasive bladder cancer, or NMIBC, in more than 15 years.

Our clinical stage pipeline also includes Vesimune, our proprietary immunotherapy product candidate for the treatment of high-grade NMIBC, which may include Carcinoma in Situ, or CIS. Vesimune is a novel, liquid formulation of Imiquimod, a generic toll-like receptor 7, or TLR7, agonist. Toll-like receptor agonists play a key role in initiating the innate immune response system. We believe that the combination of Vesimune with additional immunotherapy drugs, such as immune checkpoint inhibitors or chemotherapy drugs like VesiGel, could represent a valid alternative to the current standard of care for the post-TURBT adjuvant treatment of high-grade NMIBC.

BotuGel is our proprietary novel RTGel-based formulation of BOTOX, a branded drug, that we believe can potentially serve as an effective treatment option for patients suffering from overactive bladder. In October 2016, we announced the licensing of the worldwide rights to RTGel in combination with neurotoxins, including BOTOX, to Allergan

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Pharmaceuticals International Limited, or Allergan, a wholly owned subsidiary of Allergan plc, or the Allergan Agreement. In August 2017, we announced that Allergan had submitted an IND to the FDA in order to be able to commence clinical trials in the United States using the RTGel in combination with BOTOX. In October 2017, Allergan commenced a Phase 2 clinical trial of BotuGel for the treatment of overactive bladder.

We have incurred net losses in each period since our formation in 2004. We incurred net losses of $9.9 million and $1.9 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. As of September 30, 2017, and December 31, 2016, our accumulated deficit was $37.1 million and $27.2 million, respectively. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We expect that our expenses will increase substantially in connection with our ongoing activities as we:

∎	conduct the single pivotal Phase 3 clinical trial for MitoGel, and plan to initiate a Phase 2b clinical trial for VesiGel, each pursuant to the FDA’s 505(b)(2) regulatory pathway;

∎	initiate an additional clinical trial for Vesimune in combination with another agent;

∎	continue the preclinical development of our other product candidates;

∎	file an NDA seeking regulatory approval for any product candidates;

∎	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we obtain regulatory approval;

∎	maintain, expand and protect our intellectual property portfolio;

∎	add equipment and physical infrastructure to support our research and development;

∎	hire additional clinical development, regulatory, commercial, quality control and manufacturing personnel; and

∎	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

Allergan License Agreement

We entered into an exclusive license agreement with Allergan Pharmaceuticals International Limited, or Allergan, a wholly owned subsidiary of Allergan plc in October 2016, which we refer to as the Allergan Agreement. Allergan paid us a nonrefundable upfront license fee of $17.5 million, and we are eligible to receive additional milestone payments upon the successful completion of certain development, regulatory and commercial milestones. Under the Allergan Agreement, Allergan is solely responsible, at its expense, for developing, obtaining regulatory approvals for and commercializing on a worldwide basis pharmaceutical products that contain RTGel and clostridial toxins (including BOTOX), alone or in combination with certain other active ingredients, which we refer to collectively as the Licensed Products. Allergan is obligated to pay us a tiered royalty in the low single digits based on worldwide annual net sales of Licensed Products, subject to certain reductions for the market entry of competing products and/or loss of our patent coverage of Licensed Products. We are responsible for payments to any third party for certain RTGel-related third party intellectual properties. In July 2017, Allergan notified us that they had submitted their Investigational New Drug, or IND, application for BotuGel, our proprietary novel RTGel-based formulation of BOTOX for the treatment of overactive bladder, to the FDA. The submission of the IND triggered the second milestone under the Allergan Agreement, pursuant to which we received a payment of $7.5 million in August 2017. Allergan commenced a Phase 2 clinical trial of BotuGel in October 2017, pursuant to Allergan Agreement.

Components of Results of Operations

Revenues

We do not currently have any products approved for sale and, to date, we have not recognized any revenues from sales of MitoGel, VesiGel or Vesimune. During the year ended December 31, 2016, we recognized revenues of

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$17.5 million from a payment received under the Allergan Agreement. For the nine months ended September 30, 2017, we generated revenues of $7.5 million under the Allergan Agreement upon the achievement of a milestone in August 2017. The remaining revenues we recognized during the nine months ended September 30, 2017 are related to sales of RTGel to Allergan, per the Allergan Agreement. In the future, we may generate revenue from a combination of product sales, reimbursements, up-front payments, milestone payments and royalties in connection with the Allergan Agreement and future collaborations. If we fail to achieve clinical success and/or to obtain regulatory approval of any of our product candidates in a timely manner, our ability to generate future revenue will be impaired.

Research and development expenses, net

The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development. Research and development expenses consist primarily of:

∎	salaries and related costs, including share-based compensation expense, for our personnel in research and development functions;

∎	expenses incurred under agreements with third parties, including CROs, subcontractors, suppliers and consultants, preclinical studies and clinical trials;

∎	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials; and

∎	facility and equipment costs, including depreciation expense, maintenance and allocated direct and indirect overhead costs.

We expense all research and development costs as incurred. In light of the fact that our employees and internal resources may be engaged in projects for multiple programs at any time, our focus is on total research and development expenditures, and we do not allocate our internal research and development expenses by project.

Through September 30, 2017, we had received grants of $2.1 million in the aggregate from the Israeli Innovation Authority, or the IIA, for research and development funding. Pursuant to the terms of the grants, we are obligated to pay the IIA royalties of 3.0% to 4.5% on revenues from sales of products developed from a project financed in whole or in part by IIA grants, up to a limit of 100% of the amount of the grant received, plus annual interest calculated at a rate based on 12-month LIBOR.

In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the R&D Law, which will continue to apply to us following full repayment to the IIA. For example, under the Allergan Agreement, Allergan has the option to manufacture products developed with IIA-funded technology outside of Israel, which would require approval from the IIA. Although Allergan has not yet exercised this option, we have requested approval from the IIA for a possible transfer. We may not receive such approval. Even if we do receive such approval, we may be required to pay increased royalties of up to 300% of the amount of the original grant received and other amounts. If the IIA deems the license to Allergan a technology transfer, we may be required to pay up to 600% of the amount of the original grant and other amounts. The Israeli government grants we have received for research and development activities restrict our ability to manufacture products and transfer technologies outside of Israel and require us, in addition to the payment of royalties, to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received and incur financial penalties.

In June 2017, new rules published by the IIA for granting a right to use know- how developed from research and development that was conducted pursuant to a plan approved by the IIA outside of Israel, or Licensing Rules, came into effect. The Licensing Rules allow a recipient of a grant from the IIA to grant third parties outside of Israel the right to use know-how, or License, provided that the IIA authorized the grant of the License. In such case, the recipient of the grant has to pay the IIA for the License. The amount of payment is based on various factors, including the consideration received by the licensor and, in accordance with the formulas set forth in the Licensing Rules, may equal up to six times the IIA-funding amount plus interest. When the consideration for the grant includes nonmonetary compensation or monetary compensation that is not fixed, or when a “special relationship” exists between the licensor and licensee (e.g., when a party controls the other party or is the other party’s exclusive

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distributor) or when the agreed consideration does not reflect, in the IIA’s opinion, the market value, the IIA may base the value of the transaction on an economic assessment that it obtains for such purpose.

We are currently focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Under applicable accounting rules, we deduct the IIA grants from research and development expenses as the applicable costs are incurred. We also had a preclinical collaboration for BotuGel with Allergan into which we initially entered into in February 2014. We deduct amounts received from the preclinical collaboration with Allergan from our research and development expenses as the applicable costs are incurred. As a result, our research and development expenses are shown on our financial statements net of the IIA grants and amounts received from the preclinical collaboration.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with NASDAQ and SEC requirements, director and officer insurance premiums, executive compensation, and other costs associated with being a public company.

In addition, if any of our product candidates receives regulatory approval and if we invest in building a commercial infrastructure to support the marketing of our products, we expect to incur greater expenses.

Finance expenses, net

Finance expenses, net, consist primarily of finance expenses on warrants.

Income taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $14.2 million as of December 31, 2016. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. We have provided a full valuation allowance with respect to the deferred tax assets related to these carry forward losses.

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Analysis of Results of Operations

Comparison of the nine months ended September 30, 2017 and 2016

The following table summarizes our results of operations for nine months ended September 30, 2017 and 2016:

	NINE MONTHS ENDED SEPTEMBER 30,
	2017	2016
	(unaudited, in thousands)
Revenues	$7,831	$—
Cost of revenues	313	—

Gross profit	7,518	—
Research and development expenses, net(1)	11,936	7,915
General and administrative expenses(1)	5,374	5,188

Operating loss	9,792	13,103
Finance expenses, net	122	1,761

Net loss	$9,914	$14,864

(1)	Includes share-based compensation expense as follows:

	NINE MONTHS ENDED SEPTEMBER 30,
	2017	2016
	(unaudited, in thousands)
Research and development, net	$2,513	$760
General and administrative expenses	1,518	626

Total share-based compensation	$4,031	$1,386

Revenues

Our total revenues increased by $7.8 million from $0 in the nine months ended September 30, 2016 to $7.8 million in the nine months ended September 30, 2017. The increase is mainly due to proceeds of $7.5 million received from Allergan upon the achievement of a milestone under the Allergan Agreement.

Research and development expenses

Research and development expenses increased by $4.0 million to $11.9 million in the nine months ended September 30, 2017 from $7.9 million in the nine months ended September 30, 2016. The increase was attributable mainly to an increase in direct costs associated with the MitoGel Phase 3 clinical trial of approximately $1.3 million, an increase of approximately $1.8 million of share-based compensation expenses, and an increase of approximately $672,000 in headcount and related costs to support increased clinical trial activities. Total research and development non-cash share-based expense compensation for the nine months ended September 30, 2017 was $2.5 million.

General and administrative expenses

General and administrative expenses increased by approximately $186,000 to $5.4 million in the nine months ended September 30, 2017 from $5.2 million in the nine months ended September 30, 2016. The increase in general and administrative expenses resulted primarily from an increase in share-based compensation expense of approximately $892,000, an increase of $937,000 in payroll and recruitment costs due to headcount and related costs to support our growing business, and an increase of $231,000 in professional service expenses, mostly for consultants we hired in preparation for our initial public offering, or the IPO, director and officer insurance

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premiums, and other costs associated with being a public company. These increases were offset by the recording of $1.8 million of IPO expenses in the statement of operations in 2016. Total general and administrative non-cash share-based expense compensation for the nine months ended September 30, 2017 was $1.5 million.

Finance expenses, net

Finance expenses, net, decreased by approximately $1.6 million to $122,000 in the nine months ended September 30, 2017 from $1.8 million in the nine months ended September 30, 2016. The change in finance expenses was primarily due to the increased fair value of the warrants converted to Preferred A-1 shares, which were recorded in the statement of operations in 2016.

Comparison of the years ended December 31, 2016 and 2015

The following table summarizes our results of operations for the years ended December 31, 2016 and 2015:

	YEAR ENDED DECEMBER 31,
	2016	2015
	(in thousands)
Revenues	$17,530	$—
Cost of revenues	28	—
Gross profit	17,502	—
Research and development expenses, net (1)	10,287	10,515
General and administrative expenses (1)	6,417	1,895
Operating income (loss)	798	(12,410)
Finance expenses, net	2,739	279
Net loss	$(1,941)	$(12,689)

(1)	Includes share-based compensation expense as follows:

	YEAR ENDED DECEMBER 31,
	2016	2015
	(in thousands)
Research and development, net	$1,167	$170
General and administrative expenses	800	279
Total share-based compensation	$1,967	$449

Revenues

Our total revenues increased by $17.5 million from $0 in the year ended December 31, 2015 to $17.5 million in the year ended December 31, 2016, due to the nonrefundable upfront license fee received under the Allergan Agreement.

Research and development expenses

Research and development expenses decreased by $228,000, or 2%, to $10.3 million in the year ended December 31, 2016 from $10.5 million in the year ended December 31, 2015. Approximately $4.1 million of the decrease relates to in-process research and development costs in connection with intellectual property related to Vesimune that we purchased from Telormedix SA in 2015. This decrease is partly offset by an increase of $3.9 million primarily attributable to an increase in share-based compensation to consultants and employees of $997,000, an increase of $546,000 in payroll mainly due to increased headcount and a $1.2 million increase relating to research and development expense offsets in 2015 from IIA grants and from our prior preclinical collaboration with Allergan for BotuGel.

We have assessed that, of our $10.3 million aggregate research and development expenditures in 2016 (after adjusting for an aggregate $49,000 of off-setting third-party contributions) approximately 34% were allocated to the

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development of MitoGel, approximately 8% were allocated to the development of VesiGel, and approximately 57% were allocated to other products and unallocated expenses.

We have assessed that, of our $10.5 million aggregate research and development expenditures in 2015 (after adjusting for an aggregate $1.2 million of off-setting third-party contributions) approximately 30% were allocated to the development of MitoGel, approximately 5% were allocated to the development of VesiGel, approximately 35% were allocated to the development of Vesimune, and approximately 30% were allocated to other products and unallocated expenses.

General and administrative expenses

General and administrative expenses increased by $4.5 million, or 237%, to $6.4 million in the year ended December 31, 2016 from $1.9 million in the year ended December 31, 2015. The increase in general and administrative expenses resulted primarily from an increase in share-based compensation expense to employees and directors of $521,000, an increase of $773,000 in payroll and an increase in professional services expenses of $2.8 million of which $1.7 million relates to this offering. The increase was primarily related to our strengthening of our senior management team and payments to professional services consultants hired by us in preparation for this offering.

Finance expenses, net

Finance expenses, net increased by $2.4 million, or 800%, to $2.7 million in the year ended December 31, 2016 from $279,000 in the year ended December 31, 2015. The change in finance expense was primarily due to the increased fair value of the warrants converted to Series A-1 preferred shares.

Liquidity and Capital Resources

Liquidity

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2016, we incurred a net loss of $1.9 million while net cash of $4.2 million was provided from our operating activities. As of December 31, 2016, we had working capital of $18.9 million, and an accumulated deficit of $27.2 million. Our principal source of liquidity as of December 31, 2016 consisted of cash and cash equivalents of $21.4 million.

For the nine months ended September 30, 2017, we incurred a net loss of $9.9 million and used net cash of $3.6 million in our operating activities. As of September 30, 2017, we had working capital of $75.5 million, and an accumulated deficit of $37.1 million. Our principal source of liquidity as of September 30, 2017 consisted of cash and cash equivalents of $79.2 million. We believe that our existing cash and cash equivalents will enable us to fund our operations for at least the next 12 months.

Capital resources

Overview

Through December 31, 2016, we have financed our operations primarily through private placements of equity securities and through the upfront payment received under the Allergan Agreement. In May 2017, we raised $60.8 million, net of issuance costs and underwriting discounts and commissions, in our IPO on the NASDAQ Stock Market. In August 2017, we received $7.5 million from Allergan upon the achievement of a milestone under the Allergan Agreement. In addition, during the year ended December 31, 2016, we recorded $1.7 million in general and administrative expenses related to IPO costs, in accordance with SEC staff Bulletin Topic 5A.

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Cash flows

The following table summarizes our statement of cash flows for the nine months ended September 30, 2017 and 2016:

	NINE MONTHS ENDED SEPTEMBER 30,
	2017	2016
	(unaudited, in thousands)
Net cash provided by (used in):

Operating activities	$(3,609)	$(9,157)
Investing activities	(223)	(672)
Financing activities	61,641	60

Net cash provided by (used in):	$57,809	$(9,769)

Net cash provided by (used in) operating activities

The cash used in operating activities during the aforementioned periods resulted primarily from our net losses incurred during such periods, as adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net losses for non-cash items mainly included depreciation and amortization, fair value adjustment of the Preferred A-1 warrants and share-based compensation.

Net cash used in operating activities was $3.6 million during the nine months ended September 30, 2017, compared to $9.2 million used in operating activities during the nine months ended September 30, 2016. The $5.6 million decrease in cash used was attributable primarily to the receipt of the milestone payment from Allergan of $7.5 million, which was partially offset by an increase in expenditures related to the MitoGel Phase 3 clinical trial of approximately $1.3 million, as well as an increase in personnel related costs to support our growing business and service provider costs related to becoming a public company. These increases were offset by the recording of $1.8 million of IPO expenses in 2016.

Net cash used in investing activities

The use of cash in investing activities relates primarily to the purchase of property and equipment and changes in restricted deposits.

Net cash used in investing activities was $223,000 during the nine months ended September 30, 2017, compared to $672,000 during the nine months ended September 30, 2016. The decrease of $449,000 is primarily related to leasehold improvements in our Israel and U.S. offices performed during the nine months ended September 30, 2016, which costs did not recur in the nine months ended September 30, 2017.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was $61.6 million during the nine months ended September 30, 2017, compared to $60,000 during the nine months ended September 30, 2016. The difference is primarily related to the net proceeds received from our IPO in May 2017.

The following table summarizes our statement of cash flows for the years ended December 31, 2016 and 2015:

	YEAR ENDED DECEMBER 31,
	2016	2015
	(in thousands)
Net cash provided by (used in):
Operating activities	$4,189	$(7,175)
Investing activities	$(793)	$(301)
Financing activities	$(9)	$21,581

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Net cash provided by (used in) operating activities

The use of cash in 2015 and the cash provided in 2016 resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly include depreciation and amortization, fair value adjustment of the preferred A-1 warrants, share-based compensation and in-process R&D.

Net cash provided by operating activities was $4.2 million in the year ended December 31, 2016, compared to $7.2 million used in operating activities in the year ended December 31, 2015. The $11.4 million increase was attributable primarily to the decrease of $10.8 million in losses for the year which mainly related to the $17.5 million revenue from Allergan, partly offset by an increase of $4.5 million in general and administrative expenses as a result of strengthening our senior management team and payments to professional services consultants hired by us in preparation for this offering.

Net cash used in investing activities

The use of cash in investing activities relates primarily to the purchase of property and equipment and changes in restricted deposits.

Net cash used in investing activities was $793,000 in the year ended December 31, 2016, compared to $301,000 in the year ended December 31, 2015. The use of cash in investing activities mainly related to leasehold improvements in the Israeli and U.S. offices.

Net cash provided by (used in) financing activities

In October 2015, we entered into a share purchase agreement, or the 2015 Share Purchase Agreement. In September 2014, we entered into a share purchase agreement, or the 2014 Share Purchase Agreement. During 2015, we raised $18.1 million from the 2015 Share Purchase Agreement and $3.6 million from the 2014 Share Purchase Agreement.

Net cash used in financing activities was $9,000 in the year ended December 31, 2016, compared to $21.6 million provided by financing activities in the year ended December 31, 2015, the difference of which mainly related to funds raised pursuant to the 2015 and 2014 Share Purchase Agreements.

Funding Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

∎	the progress, timing and completion of clinical trials for MitoGel and VesiGel;

∎	preclinical studies and clinical trials for Vesimune or any of our other product candidates;

∎	the costs related to obtaining regulatory approval for MitoGel, VesiGel and Vesimune and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

∎	selling, marketing and patent-related activities undertaken in connection with the commercialization of MitoGel and VesiGel and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization;

∎	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights;

∎	potential new product candidates we identify and attempt to develop; and

∎	revenues we may derive either directly or in the form of royalty payments from future sales of MitoGel, VesiGel, Vesimune, BotuGel and any other product candidates.

Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If

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we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

For more information as to the risks associated with our future funding needs, see “Risk Factors—We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.”

Contractual obligations and commitments

Our known contractual obligations as of December 31, 2016 are summarized in the following table. The obligations detailed below do not include grants received from the IIA pursuant to which we will owe royalties or reimbursement upon commercialization of our product candidates. As of December 31, 2016, the maximum royalty amount payable by us under these funding arrangements is $2.1 million, excluding interest.

	PAYMENTS DUE BY PERIOD
	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 7 YEARS	TOTAL
	(in thousands)
Operating lease obligations (1)	$400	$756	$656	$1,812

(1)	Operating lease obligations consist of payments pursuant to lease agreements for our Israeli offices and laboratory facility and our New York offices. In November 2014, we entered into a lease agreement for our Israeli offices effective from February 1, 2015 for a period of three years, with an option to extend the lease agreement by an additional three years. In April 2016, we signed an addendum to the November 2014 lease agreement in order to increase the office space rented and extend the rental period. In November 2017, we signed an additional addendum to the November 2014 lease agreement in order to increase the office space rented.

In November 2015, Urogen Pharma, Inc. entered into a lease agreement for its previous New York office for a period of seven years, which period commenced on May 1, 2016. In September 2017, Urogen Pharma, Inc. entered into a new lease agreement for its current New York office for a period of approximately 41 months, which period commenced in October 2017. The new lease agreement will terminate on February 1, 2021, unless earlier terminated in accordance with its terms.

Off-balance Sheet Arrangements

As of the date of this prospectus and during the periods presented, we do not and did not, respectively, have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our financial position, results of operations or cash flows.

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Foreign currency exchange risk

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the dollar. For example, although the dollar appreciated against the NIS in 2015 by 0.3%, the level of devaluation of the dollar against the NIS in 2016 was 1.5%. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

We do not currently engage in currency hedging activities in order to reduce this currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents and deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the research and development stage and we are therefore exposed to liquidity risk. However, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. GAAP, as issued by the FASB. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (i) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (ii) changes in the estimate could have a material impact on our financial condition or results of operations.

Share-Based Compensation

We account for our share-based compensation for employees and directors in accordance with the provisions of ASC 718, Compensation—Stock Compensation, U.S. GAAP “Stock-based Payment,” which requires us to measure the cost of share-based compensation based on the fair value of the award on the grant date.

We re-measure equity awards granted to non-employees at each reporting period at fair value until they have vested. The fair value of equity awards is charged to the statement of operations over the service period using the straight- line method.

Option Valuations

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards. The resulting cost of a share incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense

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over the vesting period using the straight-line method, and classify these amounts in the financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

∎	Fair value of our ordinary shares. Because our shares are not publicly traded, we must estimate the fair value of ordinary shares, as discussed below in “—Valuation of our ordinary shares.”

∎	Volatility. The expected share price volatility was based on the historical volatility of the ordinary shares of comparable companies that are publicly traded.

∎	Expected term. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Since adequate historical experience is not available to provide a reasonable estimate, the expected term for grants to employees for at the money options (except senior management) is determined based on the midpoint between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date). The expected term for grants to non-employees, senior management, directors, and out of the money options granted to employees, is determined based on the contractual life of the options.

∎	Risk-free rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the expected term of the options.

∎	Expected dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted on the dates indicated below.

	YEAR ENDED DECEMBER 31, 2016	YEAR ENDED DECEMBER 31, 2015
Expected volatility (%)	72.72 - 80.00	69.78 - 76.68
Expected term (years)	5.8 - 8.5	1 - 7
Risk-free rate (%)	1.4 - 2.27	0.38 - 2.08
Expected dividend yield (%)	—	—

The following table presents the grant dates, number of underlying shares and related exercise prices of options granted to employees and non-employees since January 1, 2015 through December 31, 2016, as well as the estimated fair value of the underlying ordinary shares on the grant date.

DATE OF GRANT	NUMBER OF SHARES SUBJECT TO AWARDS GRANTED		CLASS OF SHARES SUBJECT TO THE AWARDS GRANTED	TYPE OF EQUITY INSTRUMENT AWARDED	EXERCISE PRICE PER SHARE	ESTIMATED FAIR VALUE PER ORDINARY SHARE AT GRANT DATE
August – September 2015	291,405	(1)	ordinary	Options and RSUs	$0 - 5	$3.01
October – December 2015	1,011,192	(2)	ordinary	Options	$1.78 - 5.94	$2.98
January 2016	195,545		ordinary	Options	$5	$2.98
April – June 2016	270,900		ordinary	Options	$0 - 5.94	$3.19 - 3.28
November 2016	70,400		ordinary	Options	$5.94	$5.54

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(1)	Includes 28,800 ordinary shares issuable upon the vesting of restricted share units, which were granted contingent upon the consummation of the completed purchase of intellectual property from Telormedix SA, and excludes 28,800 ordinary shares issuable upon the vesting of restricted share units, the grant of which was contingent upon the closing of our IPO.
(2)	Excludes 9,600 ordinary shares issuable upon the vesting of options, the grant of which was contingent upon the closing of our IPO.

Based on our initial public offering price of $13.00 per share, the intrinsic value of the awards outstanding as of December 31, 2016 was $23.3 million, of which $12.7 million related to vested options and $10.6 million related to unvested options.

Valuation of our ordinary shares

Due to the absence of an active market for our ordinary shares, the fair value of our ordinary shares for purposes of determining the exercise price for award grants was determined in good faith by our management during the fourth quarter of 2015 in relation to grants up to September 30, 2015 and during the first, second, third and fourth quarters of 2016. In connection with preparing our financial statements, our management considered the fair value of our ordinary shares based on a number of objective and subjective factors, consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid.

2010-2013 Awards

The ordinary share price was estimated based on the price at which the most recent financing (from external investors) took place, based on our assumption that no significant changes have occurred between the financing closing date and the grant date.

2014 Awards

The ordinary share price was derived from the price used in the financing round on October 20, 2014, based on our assumption that no significant changes have occurred between grant date and the financing round closing date. The derivation of ordinary share price was performed under the option pricing method, or OPM, valuation framework, as described below.

2015 and 2016 Awards

The ordinary share price was estimated based on valuations performed as of September 30, 2015, November 15, 2015, December 31, 2015, March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, as described below, and based on our assumption that no significant changes have occurred between grant date and the valuation date.

Fair value of our ordinary shares for 2014 Awards—Methodology

The valuation of the ordinary shares as of October 20, 2014 was performed under the OPM framework and using the Backsolve method, which infers the equity value consistent with the financing round on October 20, 2014. The OPM method is regarded as a common framework for allocating the equity value between the different share classes and other securities. Under this approach, the financial instruments issued by the company (preferred shares, warrants, employee options and ordinary shares) are deemed as contingent claims whose future payoffs depends on our (future) equity value. The OPM was implemented by using the Monte Carlo simulation technique, which generates different scenarios of the equity value and the resulting payoff to the holders of our financial instruments.

The underlying asset, or the equity value, was estimated by implementing the Backsolve method.

Following the above allocation process, we applied a discount of lack of marketability, or DLOM, to the price of an ordinary share. Specifically, we applied the average strike put option in order to estimate the DLOM.

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Fair value of our ordinary shares for 2015 and 2016 Awards—Methodology

The probability of an IPO event in the near future was estimated to be 20% as of December 31, 2016, September 30, 2016, June 30, 2016 and March 31, 2016, and 15% as of December 31, 2015. The valuation was conducted through the use of the Hybrid model. The Hybrid approach combines two probability-weighted scenarios:

∎	Scenario I—IPO Event. The probability of this scenario was estimated at 20% and 15% as of the valuation dates described above.

The valuation of our financial instruments was based on the estimated range of equity value upon an IPO and the resulting payoff per each financial instrument.

∎	Scenario II—Liquidation Event. The probability of this scenario was estimated at 80% and 85% as of the valuation dates described above.

The valuation of the ordinary share price under this scenario was performed under the OPM framework using the Monte Carlo simulation technique, in similar fashion to the approach used for the 2014 valuation, as described above.

As of September 30, 2015, the financing round in October 2015 was highly expected to be closed. As such the equity value used in the OPM method was derived from this financing round (the Backsolve method). The closing date of this round was November 15, 2015.

As of September 30, 2016, the equity value used in the OPM method was derived from the financing round in October 2015 and the incremental value derived from the Allergan Agreement.

As of December 31, 2016, the equity value used in the OPM method was derived from a DCF calculation.

We applied a DLOM to the ordinary share price, using the average strike put option.

The fair value of an ordinary share was calculated as the weighted average of the ordinary share prices, derived from the calculations made under the two scenarios described above.

Future option awards

Following the completion of our initial public offering and the listing of our shares on the NASDAQ Global Market, the determination of the fair market value of our ordinary shares for purposes of setting the exercise price of future option awards or other share-based compensation to employees and other grantees is based on the market price of our shares and no longer requires good faith estimates by our board of directors based on various comparisons or benchmarks.

Accounting treatment of the warrants to purchase preferred shares

Our warrants to purchase preferred shares were exercisable into Series A-1 preferred shares of the company, nominal value NIS 0.01 per share, for an exercise price of $7.81 per share commencing on the date of the issuance and expiring at the earlier of a qualified IPO, certain M&A events, or four years from the date of issuance.

In the event that the warrants were exercised in connection with a qualified IPO or certain M&A events, the holder had the option to elect to convert the warrants on a net share basis.

The warrants were classified as liabilities in accordance with ASC 480, as they were freestanding instruments, exercisable into Series A-1 preferred shares, which were redeemable upon certain events that represent “Deemed Liquidation” events. Accordingly, the warrants were measured at fair value at the end of every reporting period, and changes in their fair value were recognized in earnings.

Accounting treatment of the Series A Preferred Shares

The Series A preferred shares were classified within permanent equity because they were not subject to liability classification under the scope of ASC 480, and because they met all of the requirements for equity classification under ASC 480-10S99.

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Accounting treatment of intellectual property assets purchased from Telormedix SA

In October 2015, we entered into an asset purchase agreement with Telormedix SA pursuant to which we purchased all of the intellectual property assets of Telormedix in consideration of 691,200 shares of our Series A preferred shares at a price per share of $5.94. Upon the occurrence of each of three specified regulatory milestones, we are required to issue an additional 92,800 ordinary shares to Telormedix, for an aggregate potential maximum amount of 278,400 ordinary shares. In April 2017, Telormedix transferred 135,200 Series A preferred shares and the right to receive an additional aggregate of 54,462 Series A preferred shares upon the occurrence of the milestones to ProQuest, and 80,800 Series A preferred shares and the right to receive an additional 32,538 Series A preferred shares upon the occurrence of the milestones to Aravis Venture I L.P.

The acquired intellectual property costs totaling $4.1 million were expensed as incurred to research and development costs in accordance with ASC 730, as the intellectual property is purchased from others for a particular research and development project and has no alternative future uses and therefore no separate economic value.

Revenue recognition

Virtually all the Company’s revenues are derived from the license agreement with Allergan, to license worldwide rights to some of its products. Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred: (iii) the fee is fixed or determinable: and (iv) collectability of the fee is reasonably assured.

The license agreement contains two deliverables: (a) the license component and (b) Allergan’s right to require supply services of RTGel vials from the Company.

In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met:

(a) The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s), and

(b) If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

When deliverables are separable, arrangement consideration is allocated to the separate units of accounting based on the relative selling price of each deliverable (where the amount allocable to the delivered element is limited to the amount not contingent on the delivery of future products or services) and the appropriate revenue recognition principles are applied to each unit.

The license component has standalone value (and therefore is accounted for separately from the supply services) since Allergan can use the license for its intended purposes without the Company’s supply services. The four conditions of ASC 605 were met as of December 31, 2016: (1) persuasive evidence of an arrangement exists since the Company and Allergan engaged with a binding agreement; (2) delivery has occurred or services have been rendered since all documents and data Allergan has requested relating to the Company’s know-how were provided before December 31, 2016 and Allergan can use the license for its intended purposes without the supply services (except for immaterial support services); (3) the fee is fixed or determinable, as indicated in the license agreement; and (4) collectability is reasonably assured.

Therefore, as of December 31, 2016, the consideration received in an amount of $17.5 million represents arrangement consideration for both the license of the intellectual property as well as Allergan’s right to future supply services (which would be provided in consideration for future payments to the Company according to the pricing stipulated in the supply agreement). The Company determined that the pricing of the supply services represents their standalone selling price. Accordingly, the Company allocated the entire upfront fee of $17.5 million to the license component. In addition, revenue from the supply services would be recorded in an amount equal to the consideration stipulated in the agreement for these services, when these services are provided.

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As described in Note 1, the Company is also entitled to milestone payments and royalties based on Allergan’s revenue from its product, which are not considered fixed or determinable until their occurrence. Therefore, these amounts would only be recognized when the conditions for payment are met, and they become due and payable.

Deferred taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. We have provided a full valuation allowance with respect to its deferred tax assets.

Recent Accounting Pronouncements

See note 2r of the accompanying audited financial statements and note 3 of the accompanying unaudited financial statements.

Internal Control Over Financial Reporting

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our ordinary shares. Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC following the consummation of our initial public offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

JOBS Act

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

The JOBS Act additionally permits emerging growth companies such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably elected not to avail ourselves of this provision and, as a result, we will comply with new or revised accounting standards as other public companies that are not emerging growth companies.

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BUSINESS

Overview

We are a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies. We have an innovative and broad pipeline of product candidates that we believe can overcome the deficiencies of current treatment options for a variety of urological conditions with a focus on uro-oncology. Our lead product candidates, MitoGel and VesiGel, are proprietary formulations of the chemotherapy drug Mitomycin C, or MMC, a generic drug, which is currently used off-label for urothelial cancer treatment only in a water-based formulation as an adjuvant, or supplemental post-surgery, therapy. We are developing our product candidates as chemoablation agents, which means they are designed to remove tumors by non-surgical means, to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma, or UTUC, and low-grade bladder cancer. We believe that MitoGel and VesiGel, which are both local drug therapies, have the potential to significantly improve patients’ quality of life by replacing costly, sub-optimal and burdensome tumor resection and kidney removal surgeries as the first-line standard of care. MitoGel and VesiGel may also reduce the need for bladder and upper urinary tract surgeries, including removal of the upper urinary tract, which are major surgical procedures typically performed when local endoscopic tumor resection fails to control the disease progression. Additionally, we believe that our product candidates, which are based on novel formulations of previously approved drugs, may qualify for streamlined regulatory pathways to market approval.

Our lead product candidates, MitoGel and VesiGel, are formulated using our proprietary reverse thermally triggered hydrogel, or RTGel, technology. We believe that RTGel-based drug formulations, which provide for the sustained release of an active drug, may improve the efficacy of treatment of various types of urothelial cancer without compromising the safety of the patient or interfering with the natural flow of fluids from the urinary tract to the bladder. Our formulations are designed to achieve this by increasing the dwell time as well as the tissue coverage of the active drug throughout the organ. Consequently, we believe that RTGel-based drug formulations may enable us to overcome the anatomical and physiological challenges that have historically contributed to the lack of drug development for the treatment of urothelial cancer. No drugs have been approved by the U.S. Food and Drug Administration, or the FDA, for the treatment of non-muscle invasive bladder cancer, or NMIBC, in more than 15 years.

We are currently evaluating the safety and efficacy of MitoGel, our novel sustained-release formulation of MMC, in patients with low-grade UTUC in a Phase 3 pivotal, single-arm, open label clinical trial, which follows a recently completed “Compassionate Use” program for MitoGel for the treatment of the same indication. “Compassionate Use” is the use outside of a clinical trial of an investigational, or not approved, medical product when patient enrollment in a clinical trial is not possible, typically due to patient ineligibility or a lack of ongoing clinical trials. In the Compassionate Use Program, 22 patients were enrolled, 18 of which had confirmed low-grade UTUC. Of the 18 patients, 13 patients had completed the six-weekly treatment regimen and were evaluated for tumor response. These 13 patients were evaluated for tumor response at the primary evaluation time either endoscopically or through the use of a nonsurgical viewing instrument. Complete response was confirmed by a cytology (urine) confirmation in most cases. Of these 13 patients, eight, or approximately 62%, achieved a complete response, with a median durability of response without recurrence of greater than nine months to date, based on investigator reports. Our analysis of the median recurrence-free durability of those patients who achieved a complete response is still ongoing, with, to our knowledge, only three of the eight patients recurring to date. To date, of the five patients still ongoing without recurrence, to our knowledge, three have durability of response of 12 months or greater. Recurrences were generally of small tumors, presenting with diameters of several millimeters in size that were consequently managed by endoscopic tumor resection. Importantly, of the eight patients that achieved a complete response, or a complete response following an initial partial response, four had a solitary kidney. As all the patients in the Compassionate Use program were candidates for a nephroureterectomy, these four patients otherwise may have had their solitary kidney removed and become dialysis patients.

Five out of the 13 evaluated patients achieved a partial response at the primary evaluation time. One patient who achieved a partial response received three additional monthly courses of MitoGel, and thereafter achieved a

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complete response. In this Compassionate Use program, MitoGel had been observed to be well-tolerated. We have obtained Orphan Drug Designation for MitoGel for the treatment of UTUC as well as Fast Track Designation for the treatment of patients with low-grade UTUC not amenable to endoscopic resection or contraindicated for nephroureterectomy, which is the removal of the kidney and upper tract, including impaired renal function. We believe that MitoGel has the potential to become the first FDA-approved drug for the treatment of low-grade UTUC serving as a first-line chemoablation agent, sparing patients from repeated tumor resection surgeries and potentially reducing the need for bladder and upper urinary tract surgeries, including upper urinary tract removals.

In addition, we completed evaluating the safety and efficacy of VesiGel, our novel sustained-release high dose formulation of MMC, for the treatment of low-grade NMIBC in a Phase 2a study that was conducted in Europe and Israel. Of the 22 patients treated in the VesiGel high dose group (80mg MMC), 19, or approximately 86%, of the patients achieved a complete response at the primary evaluation time. Moreover, approximately 79% of the patients who achieved a complete response at the primary evaluation time with VesiGel in the study and who have been followed for 12 months thereafter, without receiving additional treatments, remained recurrence free. This compares to approximately 40% to 60% of patients who historically achieve a 12-month durable complete response with TURBT as first-line treatment, followed by adjuvant treatments of MMC instillations into the bladder. We plan to file an IND for VesiGel in the first half of 2018; and, if accepted, we expect to commence a U.S.-based Phase 2b clinical trial for VesiGel shortly thereafter. We also intend to pursue a 505(b)(2) regulatory pathway for VesiGel. We believe that VesiGel has the potential to replace tumor resection surgery and become the new first-line standard of care for the treatment of low-grade NMIBC.

We believe that urothelial cancer, which is comprised of bladder cancer and UTUC, affects a large and underserved patient population. Annual expenditures for Medicare alone in the United States for the treatment of urothelial cancer were estimated to have been at least $4.0 billion in 2010 and are projected to be at least $5.0 billion in 2020. The majority of the expenditures is spent on tumor resection surgeries such as TURBT and upper urinary tract removals. In 2012, the estimated prevalence of urothelial cancer in the United States was 625,000 with an annual incidence of approximately 80,000. The 2012 prevalence of each of low-grade NMIBC and low-grade UTUC in the United States was approximately 325,000 and 14,500, respectively.

Our clinical stage pipeline also includes Vesimune, our proprietary immunotherapy product candidate for the treatment of high-grade NMIBC, which may include Carcinoma in Situ, or CIS. Vesimune is a novel, liquid formulation of Imiquimod, a generic toll-like receptor 7, or TLR7, agonist. Toll-like receptor agonists play a key role in initiating the innate immune response system. We believe that the combination of Vesimune with additional immunotherapy drugs, such as immune checkpoint inhibitors or chemotherapy drugs like VesiGel, could represent a valid alternative to the current standard of care for the post-TURBT adjuvant treatment of high-grade NMIBC.

BotuGel is our proprietary novel RTGel-based formulation of BOTOX, a branded drug, that we believe can potentially serve as an effective treatment option for patients suffering from overactive bladder. In October 2016, we announced the licensing of the worldwide rights to RTGel in combination with neurotoxins, including BOTOX, to Allergan Pharmaceuticals International Limited, or Allergan, a wholly owned subsidiary of Allergan plc, or the Allergan Agreement. In August 2017, we announced that Allergan had submitted an IND to the FDA in order to be able to commence clinical trials in the United States using the RTGel in combination with BOTOX. In October 2017, Allergan commenced a Phase 2 clinical trial of BotuGel for the treatment of overactive bladder.

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Our Product Candidate Pipeline

The following chart summarizes the current status of our product candidate pipeline.

(1)	LG: Low Grade. (2) CIS: Carcinoma in Situ. (3) OAB: Overactive Bladder.

Uro-Oncological Indications Targeted by Our Product Candidates

Our product candidates are administered locally using the standard practice of intravesical instillation directly into the bladder or upper urinary tract via a catheter. The instillation into the bladder is expected to take place in a physician’s office as a same-day treatment, in comparison with TURBT or similar tumor surgical procedures, which are operations conducted under general anesthesia in a hospital setting and may require at least an overnight stay. Tumor surgical procedures often have limited success due to the inability to properly identify, reach and resect all tumors. We believe that an effective chemoablation agent can potentially provide better eradication of tumors irrespective of the detectability and location of the tumors. In addition, by removing the need for surgery, patients may avoid potential complications associated with surgery and hospital-acquired infections.

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Bladder Cancer

The bladder is a hollow organ in the pelvis with flexible muscular walls. Its main function is to store urine before it leaves the body. Urine is produced by the kidneys and is then carried to the bladder through the upper urinary tract tubes, called ureters. The bladder wall has four main layers. The innermost lining is comprised of cells called urothelial or transitional cells, and this inner layer is called the urothelium or transitional epithelium. Beneath the urothelium, there is a layer called the lamina propria. Next is a thick layer of muscle called the muscularis propria followed by a layer of perivesical fat.

NMIBC tumor types are circled

Bladder cancer accounts for approximately 90% to 95% of all new cases of urothelial cancer in the United States, with a prevalence of approximately 580,000. Bladder cancer is nearly three to four times more common in men than women, and, with an average age at diagnosis of 73, mostly affects the elderly. Bladder cancers are described as non-muscle invasive or muscle-invasive based on how far into the wall of the bladder they have invaded. The magnitude and rate of the spreading of the cancer is called “staging,” which ranges from Ta to T1 for NMIBC, and T2 to T4 for muscle-invasive bladder cancers, as defined by the American Joint Committee on Cancer TNM System. In addition, Carcinoma in Situ, or CIS, a form of NMIBC, has a staging designation of Tis. Muscle-invasive bladder cancer, or MIBC, has an average five-year survival rate of 15% to 63%, depending on severity. MIBC represents a worse prognosis than NMIBC, which has a five-year survival rate of approximately 90%. NMIBC accounts for approximately 80% of all new cases of bladder cancer diagnosed in the United States each year, which corresponds to an estimated annual incidence and prevalence of approximately 60,000 and 465,000 cases, respectively.

Non-muscle invasive bladder cancers are divided into two grades, low and high, with high-grade tumors more likely to recur and progress into muscle-invasive tumors. CIS tumors are all high-grade. Overall, approximately 70% of patients with NMIBC present with low-grade disease at diagnosis.

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The chart below indicates the prevalence of stage and grade of bladder cancer in the United States.

Upper Tract Urothelial Carcinoma

UTUC refers to malignant changes of the transitional urothelial cells lining the upper urinary tract of the renal pelvis and ureter. UTUC typically exhibits high local recurrence and development of metastases. Similar to NMIBC, the prognosis of patients with UTUC correlates with the stage and grade of disease at the time of initial diagnosis. The key prognostic factor at the time of diagnosis of UTUC is whether the tumor is in the muscle-invasive or non-muscle invasive stage. The number, size and location of tumors presented also represent important prognostic factors for UTUC. Approximately 40% of the patients diagnosed annually with UTUC in the United States present with non-muscle invasive UTUC. Non-muscle invasive UTUC is also divided into two grades, low and high. In two studies conducted in 1997 and 2003 of 30 and 20 patients with non-muscle invasive UTUC, 87% and 75% of patients were diagnosed with low-grade non-muscle UTUC, respectively.

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The chart below indicates the prevalence of stage and grade of UTUC in the United States.

UTUC accounts for approximately 5% to 10% of all new cases of urothelial cancer, which corresponds to an estimated annual incidence in the United States of up to 7,500 cases. In 2012, the estimated prevalence of UTUC in the United States was approximately 45,000, of which approximately 14,500 had low-grade disease. UTUC is nearly three times more common in men than women and affects mostly the elderly.

There are currently no drugs approved by the FDA for the treatment of UTUC, representing a significant unmet medical need. Moreover, the anatomical complexity of the upper urinary tract, particularly the renal pelvis, presents significant challenges to the proper identification and ability to reach and resect all tumors in tumor resection surgical procedures. Consequently, patients with high-grade disease or patients with low-grade disease that present with a large number of tumors typically undergo nephroureterectomy, which is kidney and upper urinary tract removal. In addition, the stage and grade of UTUC are often misdiagnosed, which we believe is due to the structural complexity of the upper urinary tract. Due to these factors, the current standard of care for the treatment of UTUC is nephroureterectomy.

Tumor resection, which aims to be a kidney sparing surgical procedure, is conducted only in patients with low-grade disease that present with a limited number of tumors. Such procedures are followed by adjuvant chemotherapy treatment, typically with MMC. However, the upper urinary tract’s anatomical constraints limit the effectiveness of surgical procedures and adjuvant chemotherapy treatments, leading to high rates of recurrence and risk for progression in this patient population. In a study published in 2009 in the Journal of Endourology evaluating 57 patients with low-grade UTUC who underwent tumor resections, 89.5% of patients recurred with a mean of 5.5 recurrences per patient over a four-year period. Moreover, approximately 20% of the patients in this study progressed and ultimately underwent kidney and upper urinary tract removal.

We believe that because tumor resection procedures followed by adjuvant chemotherapy therapy are sub-optimal, nephroureterectomy is often used even in patients that may be otherwise candidates for organ-sparing treatments.

Non-Muscle Invasive Bladder Cancer

Patients treated with the current standard of care have up to an approximately 60% rate of recurrence of NMIBC within one year, and the rate of progression of NMIBC to MIBC is between 20% and 30%. As a consequence,

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NMIBC patients often undergo multiple repeat TURBT procedures and adjuvant chemotherapy and immunotherapy treatments.

The standard of care for treating NMIBC patients is TURBT followed by adjuvant chemotherapy or immunotherapy treatment. TURBT is a surgical operation for tumor removal conducted under general anesthesia in a hospital setting and may require at least an overnight stay. Moreover, TURBT’s success is tied to the physician’s ability to overcome challenges in properly identifying, reaching and resecting all tumors. No drugs have been approved by the FDA as first-line treatment for NMIBC and only three drugs have been approved by the FDA for NMIBC, all used as adjuvant treatment, following TURBT. Efficacy of drug treatments has historically been limited due to challenges presented by bladder physiology, specifically the fact that urine is produced and voided frequently, thus diluting the concentration of the drug almost immediately and causing the excretion of the drug from the bladder at first urine voiding.

Our Competitive Strengths

We believe our lead product candidates for uro-oncology, which are being developed by leveraging our expertise in drug development and our proprietary formulation technology, have the ability to replace the costly, sub-optimal and burdensome tumor resection procedures that represent the current first-line standard of care. Furthermore, we believe our proprietary formulation technology has broad applications and may allow us to develop additional product candidates for indications within and beyond the urinary tract.

Potential ability to develop non-surgical, first-line drug therapies for uro-oncology. Leveraging our innovative formulation technology, we are developing two lead product candidates, MitoGel and VesiGel, as potential replacements to first-line treatment for low-grade UTUC and NMIBC, respectively. Both MitoGel and VesiGel are chemoablation agents designed to overcome the challenges posed by the anatomy of the urinary tract by increasing the dwell time and enhancing the tissue coverage of MMC. Clinical data generated to date supports our belief that our lead product candidates may be able to replace the current first-line tumor surgical procedures, providing a chemoablation treatment that has the potential to better eradicate tumors irrespective of their detectability and location within the urinary tract. Of the 13 low-grade UTUC patients treated with MitoGel in a recently-completed Compassionate Use program and evaluated endoscopically or through the use of a nonsurgical viewing instrument for efficacy, eight achieved a complete response and the remaining five achieved a partial response at the primary evaluation time. In the case of VesiGel, 19 of 22, or approximately 86%, of the patients treated with the high dose of VesiGel in a recently-completed Phase 2a trial conducted in Europe and Israel, evaluating the efficacy and safety of VesiGel’s chemoablation properties, achieved a complete response at the primary evaluation time.

Expertise in developing proprietary formulations of drugs for clinical benefit. We focus on developing proprietary RTGel formulations of previously approved drugs whose efficacy for a particular indication is limited by current formulations or routes of administration. While we have not yet brought a drug to market, our expertise has enabled us to develop proprietary RTGel-based formulations for several previously approved drugs to date, including clinical stage proprietary formulations of MMC and botulinum toxin. Our formulations are designed to significantly increase the dwell time and exposure of the drugs to the target sites and limit the need for urine retention, potentially providing enhanced clinical activity, reduced patient burden and increased patient compliance over existing formulations and modes of administration. With 10 Ph.Ds. and medical doctors on our staff, we have a strong research and development team to advance our product candidates.

Lower development risks and costs for our pipeline product candidates. We expect the approval process for each of our current uro-oncology product candidates to be conducted according to the FDA’s 505(b)(2) regulatory pathway, a streamlined, lower-cost and more well-defined pathway to drug approval when compared to traditional drug development. Furthermore, two of our product candidates, MitoGel and Vesimune, have received Orphan Drug Designation from the FDA for the treatment of UTUC and CIS, respectively, which we expect will provide seven years of marketing exclusivity following FDA approval, if received. We submitted an IND for MitoGel in November 2016, which was accepted by the FDA in December 2016. We commenced a single pivotal, open-label, single-arm Phase 3 clinical trial for the treatment of low-grade UTUC in the first quarter of 2017. The clinical trial is being conducted in the United States and Europe with anticipated enrollment of

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approximately 70 patients. Additionally, we expect that our product candidates are more likely to be safe and well-tolerated because they are novel formulations of previously approved drugs.

Leverageable proprietary formulation technology. We believe that RTGel has multiple potential applications beyond urology. Our formulation know-how may enable us to develop different drug formulations to facilitate the delivery, retention and sustained release of active drugs to a variety of targeted body cavities. We believe that our proprietary formulation technology can improve the efficacy of locally administered drugs in body cavities such as the stomach, uterus and rectum that present anatomical and physiological challenges related to frequent wash out, rapid excretion and bodily secretions. In October 2016, we announced that we licensed worldwide rights to a proprietary RTGel formulation with BOTOX to Allergan for the treatment of overactive bladder and related indications pursuant to the Allergan Agreement.

Strong intellectual property position. We have a robust intellectual property portfolio that includes 32 issued patents worldwide and more than 45 pending patent applications filed worldwide. In the United States, we have received 12 patents that are directed to protect our lead product candidates MitoGel, VesiGel and Botugel as well as our RTGel technology and our other potential product candidates that are under preclinical review. These patents claim methods, systems, and novel compositions for treating cancer in internal cavities, in particular treating a urinary tract cancer. These issued patents are expected to expire between 2024 and 2035. Additionally, the FDA has granted Orphan Drug Designation to MitoGel for the treatment of UTUC and Vesimune for the treatment of CIS bladder cancer, which potentially entitles us to marketing exclusivity for MitoGel and Vesimune for seven years following approval, if granted, by the FDA.

Experienced and accomplished leadership team with proven track record. We have an experienced management team, with each member possessing more than 15 years of biopharmaceutical and related industry experience. Our Chief Executive Officer, Ron Bentsur, successfully navigated Auryxia (ferric citrate) through the 505(b)(2) streamlined regulatory pathway to FDA approval. In addition, our Chairman, Arie Belldegrun, M.D., is a seasoned biotech executive and was the founder, Chairman, Chief Executive Officer and President of Kite Pharma, which was recently sold to Gilead Sciences, Inc. for $11.8 billion. Dr. Belldegrun is also a urologist by training. We believe that our leadership team is well-positioned to lead us through clinical development, regulatory approval and commercialization for our product candidates.

Our Growth Strategy

We intend to become the leading biopharmaceutical company focused on the development of novel therapies for local treatment of urological pathologies. The key elements of our strategy are as follows:

Establish each of our lead product candidates, MitoGel and VesiGel, as the first-line treatment in its target indication. We believe that data from treatments in our Compassionate Use program conducted in the United States, Europe and Israel provide preliminary evidence of the potential safety and efficacy of MitoGel for the treatment of low-grade UTUC. We submitted an IND for MitoGel with the FDA in November 2016, which was accepted by the FDA in December 2016, and we commenced a single pivotal Phase 3 clinical trial in the first quarter of 2017 pursuant to the FDA’s 505(b)(2) regulatory pathway. We recently completed a Phase 2a randomized, open-label, single-arm, active-controlled clinical trial of VesiGel for the treatment of low-grade NMIBC, conducted in Europe and Israel. We expect to file an IND for VesiGel in the first half of 2018, and, if accepted, to commence a Phase 2b U.S.-based clinical trial shortly thereafter. We also expect to pursue a 505(b)(2) regulatory pathway for VesiGel. We believe that these local drug treatments have the potential to replace costly, sub-optimal and burdensome tumor resection and kidney removal surgeries to become the first-line standard of care.

Expand our uro-oncology product pipeline. A Phase 1 clinical trial of Vesimune was completed under an IND in 12 patients with CIS, an aggressive form of high-grade urinary bladder cancer. In the trial, 10 patients were evaluated for response, of which 40% achieved a complete response rate with Vesimune as a single-agent treatment. We believe that combining Vesimune with immune checkpoint inhibitors or chemotherapy has the potential to serve as a treatment option for high-grade urothelial tumors. We are also pursuing preclinical oncology programs that take advantage of our RTGel technology. We are conducting preclinical programs for

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high-grade bladder cancer and high-grade UTUC. We may also evaluate in-licensing or acquiring additional product candidates for the treatment of urological cancers.

Utilize our proprietary technology to expand our pipeline to other body cavities and indications. We believe that RTGel may be suitable for multiple additional applications. Our know-how may enable us to develop different drug formulations to facilitate the delivery, retention and sustained release of active drugs to a variety of targeted body cavities. Beyond the urinary tract, we may target the gastrointestinal tract and the female reproductive system. In the future, we may also choose to develop our RTGel technology in combination with other drugs to treat cancer and other indications endemic to such body cavities.

Evaluate and selectively pursue potential collaborations to develop improved formulations and product life-cycle management strategies. We entered into the Allergan Agreement to research, develop, manufacture and commercialize pharmaceutical products that contain RTGel and clostridial toxins (including BOTOX), alone or in combination with certain other active ingredients. This collaboration provides us with funding for our research and development efforts, and may accelerate the development and commercialization of our approved products, if any. In addition, we may in-license or acquire additional product candidates for urological indications. Such collaborations would allow us to obtain financial support and to capitalize on the expertise and resources of our potential partners, which could allow for new and improved versions of approved or clinical stage drugs, and could accelerate the development and commercialization of additional product candidates.

RTGel: Our Reverse Thermally Triggered Hydrogel Platform Technology

We have developed RTGel, a novel proprietary polymeric biocompatible, reverse thermal gelation hydrogel, which, unlike the general characteristics of most forms of matter, is liquid at lower temperatures and converts into gel form when heated. We believe that these characteristics promote ease of delivery into and retention of drugs in body cavities, including the bladder and the upper urinary tract, by conforming to the anatomy of the target organ while preventing rapid excretion of the drug. The following images show the progression of five stages of RTGel at different temperatures.

LT: Liquid at low temperature

BT: Converts into gel form at body temperature

RTGel’s components are polymer-based and are inactive ingredients that have been approved by the FDA for use in other products such as Oraqix, a periodontal gel, Namenda, an oral solution for Alzheimer’s disease, and Xeloda, an oral chemotherapy. We formulate RTGel with an active drug: MMC in the case of MitoGel and VesiGel, and botulinum toxin in the case of BotuGel. The resulting formulations are instilled intravesically in liquid form directly into the bladder or upper urinary tract using standard instillation methodologies via catheters and thereafter convert into gel form at body temperature. Subsequently, upon contact with urine, RTGel gradually dissolves and releases the active drug over a period of several hours, and is less affected by urine creation and voiding cycles as compared to water formulations.

We believe that RTGel, when formulated with an active drug, may allow for the improved efficacy of treatment of various types of urothelial cancer without compromising the safety of the patient or interfering with the natural flow of fluids from the urinary tract to the bladder. RTGel achieves this by:

∎

increasing the exposure of active drugs in the bladder and upper urinary tract by significantly extending the dwell time of the active drug while conforming to the anatomy of the bladder and the upper urinary tract, which allows for enhanced drug tissue coverage. For example, the average dwell time of the standard MMC

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water formulation, currently used as adjuvant treatment, in the upper urinary tract is approximately five minutes, compared to approximately six hours when MMC is formulated with RTGel;

∎	administering higher doses of an active drug than would otherwise be possible using standard water-based formulations. For instance, it is only possible to dissolve 0.5 mg of MMC in 1 ml of water while it is possible to formulate up to 8 mg of MMC with 1 ml of RTGel; and

∎	maintaining the active drug’s molecular structure and mode of action.

These characteristics of RTGel enable sustained release of MMC in the urinary tract for both MitoGel and VesiGel, and of botulinum toxin in the case of BotuGel. Further, RTGel may be particularly effective in the bladder and upper urinary tract where tumor visibility and access are challenging, and where there exists a significant amount of urine flow and voiding. We believe that these characteristics of RTGel may prove useful for the local delivery of active drugs to other bodily cavities in addition to the bladder and upper urinary tract.

MMC—Our Target Active Drug for the Treatment of UTUC and NMIBC

MMC is a generic drug currently utilized off-label as the standard adjuvant chemotherapy for the treatment of low-grade UTUC and NMIBC after tumor resection, such as TURBT. MMC, a chemotherapy agent, is typically administered using a water-based formulation, which has a relatively short dwell time in the bladder limited to first voiding. MMC often causes temporary irritation of the bladder, including the need to urinate frequently and urgently. This often results in first voiding occurring shortly after instillation. In the upper urinary tract, the dwell time is limited to approximately five minutes as urine flows continuously and no active retention by the patient is feasible. Numerous in vitro models, in vivo studies and computer simulations have shown that increased dwell time of MMC in the bladder results in more efficacious treatment of bladder cancer. In one such study, it was shown that MMC activity increased with exposure time. Specifically, the MIC90, or mean inhibitory concentration that causes 90% inhibition in cell growth, was 11-fold lower when exposure time was increased from 30 minutes to eight hours.

MMC’s main effect is on the cancer cell’s DNA, and has been demonstrated to be most effective when the cancer cell is in its S-phase, or synthesis phase, during which the DNA is replicated. Each cancer cell goes through various phases during the cell cycle. However, the cell cycle is not synchronized in all cancer cells, which means that at any given point in time only a portion of the cancer cells are at their S-phase, or susceptible to the instilled MMC in the bladder. Thus, because our RTGel-based MMC sustained-release formulations, MitoGel and VesiGel, provide for a significantly longer dwell time of MMC in the upper urinary tract and in the bladder as compared to standard MMC water formulations, there is a greater chance that tumor cells will go through their S-phase while the instilled MMC is still present using MitoGel or VesiGel, potentially resulting in a higher percentage of tumor cells being affected by the instilled MMC.

MitoGel: Our Product Candidate for the Treatment of Low-Grade Upper Tract Urothelial Carcinoma

We are developing MitoGel, our novel sustained-release formulation of MMC, for the treatment of low-grade UTUC. We have observed preliminary evidence of the efficacy of MitoGel in an investigator-initiated Compassionate Use program for the treatment of unresectable UTUC. Additionally, the FDA granted MitoGel Orphan Drug Designation for the treatment of UTUC and Fast Track Designation. We plan to develop MitoGel through the FDA’s 505(b)(2) regulatory pathway. We commenced a pivotal, open-label, single-arm Phase 3 clinical trial for MitoGel in the first quarter of 2017.

Limitations of Current Therapies for Upper Tract Urothelial Carcinoma

There are currently no drugs approved by the FDA for the treatment of UTUC, representing a significant unmet medical need. The current standard-of-care for the treatment of UTUC is nephroureterectomy, which is complete kidney and ureter removal. Recent advances in resection instrument technology have allowed physicians in some cases to treat patients with low-grade UTUC using endoscopic tumor resection, a kidney-sparing treatment, rather than nephroureterectomy followed by adjuvant chemotherapy, typically MMC, treatment. However, the specific anatomy and physiology of the upper urinary tract make the performance of organ-sparing endoscopic tumor resection and instillation of adjuvant chemotherapy challenging, leading to high recurrence rates. Patients often

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undergo multiple endoscopic resection procedures, which increases the probability of potential complications of resection, including perforation and ureteral stricture, or a narrowing of the ureter. A recent study published in 2009 in the Journal of Endourology, evaluating 57 patients with low-grade UTUC who underwent tumor resections showed that recurrence occurred in 89.5% of patients, with a mean of 5.5 recurrences per patient, over a four-year period. Moreover, approximately 20% of the patients in this study progressed and ultimately underwent kidney and upper tract removal.

MMC is currently administered using a water-based formulation, which limits the dwell time in the bladder until first voiding. In the upper urinary tract, the dwell time of MMC is approximately five minutes as urine flows continuously and no active retention by the patient is feasible.

Our Solution: MitoGel

MitoGel is our novel sustained-release RTGel-based formulation of MMC that we are developing for the treatment of low-grade UTUC. RTGel is liquid at lower temperatures and converts into gel form at body temperature. This temperature-dependent viscosity characteristic allows for simple and convenient instillation of the cooled MitoGel in its liquid form to the upper urinary tract via standard catheters. Once instilled, MitoGel converts into gel form in less than 10 minutes at body temperature. Subsequently, upon contact with urine, MitoGel gradually dissolves and releases the active drug, MMC, over a period of several hours versus several minutes for MMC in its water-based formulation. We believe that this substantial increase in dwell time of MMC positions MitoGel as a potential first-line chemoablation treatment for low-grade UTUC, potentially sparing patients from repeated tumor resection surgeries and potentially reducing the need for bladder and upper urinary tract surgeries, including upper urinary tract removal.

The Orphan Drug Designation granted to MitoGel for the treatment of UTUC potentially entitles us to marketing exclusivity for MitoGel for seven years following approval by the FDA, if granted, as well as priority review of our New Drug Application, or NDA. We believe Fast Track Designation may allow us to obtain priority or expedited review of our NDA filing as well as the possibility for a rolling NDA submission.

Initial Clinical Results for MitoGel

MitoGel was evaluated in an investigator-initiated Compassionate Use program for the treatment of severe, non-resectable UTUC, which commenced in September 2014. The Compassionate Use program, which was conducted in the United States, Europe and Israel, included patients diagnosed with unilateral and bilateral low- and high-grade UTUC, as well as patients with a solitary kidney. Patients in the Compassionate Use program received six weekly instillations of MitoGel administered directly to the upper urinary tract. Consistent with the nature of Compassionate Use programs, which are investigator-initiated programs, a statistical plan or primary endpoint was not used as in a regular clinical trial. Approximately four weeks following the completion of the treatment course, the patients were evaluated for response. Patients were visually evaluated endoscopically or through the use of a nonsurgical viewing instrument, with additional confirmation through urine cytology, or examination of cells collected from a urine specimen. At the evaluation time, which was approximately four weeks following the completion of the treatment course, patients were deemed to have achieved a complete response if, in the judgment of the physician, no tumors initially diagnosed by the physician were detected and a partial response if, in the judgment of the physician, the size or number of tumors had decreased or if, following an initial complete response, there is tumor recurrence within three months after the evaluation time. Safety and feasibility of treatment with MitoGel were also evaluated. Twenty-two patients were treated in the study, with more than 130 instillations of MitoGel performed. Of the 22 patients treated, 18 were assessed as having low-grade UTUC. Of the 18 patients assessed as having low-grade disease, 14 completed six instillations of MitoGel. Of these 14 patients, 13 were evaluated for response and one could not be evaluated to confirm response. Of the 13 patients who were evaluated for response, eight, or approximately 62%, achieved a complete response and five, or approximately 38%, achieved a partial response at the primary evaluation time. One of the patients who received a partial response subsequently received an additional three courses of MitoGel and thereafter achieved a complete response.

Of the eight patients who have achieved a complete response at the primary evaluation time, we are aware of three patients who have subsequently experienced recurrences to date. Recurrences were generally of small tumors, a few

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millimeters in diameter, and were manageable by endoscopic tumor resection. To our knowledge, five of the eight patients have not recurred to date, with three of the five patients having achieved durability of 12 months or greater to date. The median durability for these eight patients is still ongoing and is now greater than nine months, based on investigator reports. The follow-up evaluation plan for patients in our Compassionate Use program is determined by each individual investigator and varies from patient to patient, and some patients have not undergone follow-up evaluation or have been lost to follow-up. As part of the ongoing single pivotal Phase 3 clinical trial, in order to potentially further extend durability, patients who achieve a complete response at the primary disease evaluation visit will be followed for durability of response and will receive monthly MitoGel maintenance instillations for up to 12 months.

MitoGel was observed to be well-tolerated in the Compassionate Use Program. The main observed adverse events, or AEs, related to MitoGel have been fatigue, allergic reaction, nausea, fever, and dysuria, which is pain or difficulty while urinating. All of the AEs that have been observed to date are known side effects associated with the use of MMC and appear on the MMC label as potential side effects. Various serious adverse events, or SAEs, were also reported most of which were determined to be unrelated to treatment with MitoGel. These SAEs include acute pyelonephritis, a kidney infection caused by bacteria; hydronephrosis, which is the swelling of the upper urinary tract due to a build-up of urine caused by some degree of obstruction; severe arrhythmia, which is a severe abnormal heart rhythm; cardiac asthma, which is a medical diagnosis of wheezing, coughing or shortness of breath due to congestive heart failure; aggravation of renal function; hyperkalemia, which is a condition of elevated levels of potassium in the blood; pancytopenia, which is a deficiency of red cells, white cells and platelets in the blood; scarring and narrowing of the calyceal infundibulum, which was most probably present at baseline; asymptomatic extravasation from the upper tract, which is leakage of fluids from the upper tract to the surrounding tissue; and death.

This Compassionate Use program was allowed by the FDA to accumulate safety and efficacy data. In the first quarter of 2017, we commenced a pivotal, open-label, single-arm Phase 3 clinical trial of MitoGel for the treatment of low-grade UTUC.

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The following images show pre-treatment and post-MitoGel treatment results from one low-grade UTUC patient in the Compassionate Use program.

(Courtesy of Dr. J. Gregory Wirth, Geneva Hospital, Switzerland)

The top left image is a pre-treatment ureteroscopic view of a tumor located in the ureter. The bottom left image is a pre-treatment x-ray revealing an obstruction within the ureter in which no contrast (black) can be visualized in the distal ureter (denoted by arrow). The top right image is a post-treatment ureteroscopic view of the same location following MitoGel chemoablation treatment. The bottom right image is a post-treatment x-ray of the ureter which reveals no obstruction within the ureter.

IND-Enabling Studies for MitoGel

As part of our IND-enabling work for MitoGel, we have completed a large-scale Good Laboratory Practices, or GLP, toxicity study in an upper urinary tract swine model in which more than 250 instillations of MitoGel were performed. This study evaluated the safety of the procedure and MitoGel administration, also utilizing higher dosage levels than those used in the clinical settings. In this GLP toxicology study, the instillation of MitoGel was found to be safe. We are also currently conducting chemistry, manufacturing and controls, or CMC, studies as part of our IND-enabling efforts.

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Next Steps in the Clinical Development of MitoGel

Based on discussions with the FDA, we intend to develop MitoGel through the FDA’s 505(b)(2) regulatory pathway. We submitted an IND for MitoGel in November 2016, which was accepted by the FDA in December 2016. We commenced a pivotal, open-label, single-arm Phase 3 clinical trial of MitoGel for the treatment of low-grade UTUC in the first quarter of 2017.

                      (*) Only if clinical trial is successfully completed

This Phase 3 clinical trial is being conducted in the United States and Europe with anticipated enrollment of approximately 74 patients. We expect this clinical trial, if successfully completed, to support an NDA for low-grade UTUC for MitoGel. The patients will initially receive six weekly instillations of MitoGel. The primary efficacy endpoint is expected to be the complete response rate, defined as the percentage of patients with a complete response at the primary disease evaluation visit, which occurs approximately four weeks following the sixth weekly instillation. In addition, patients who achieve a complete response at the primary disease evaluation visit will be followed for durability of response. Such patients will also receive monthly MitoGel maintenance instillations for up to 12 months. If this clinical trial is successfully completed, we currently anticipate submitting an NDA for MitoGel in the second half of 2018. In the Phase 3 trial, to date, MitoGel therapy has been well tolerated. Adverse events encountered in treated subjects include the expected effects of Mitomycin C administration to the urinary tract (pain and urinary tract irritation). In addition, transient perturbation of laboratory measures of renal and hematopoietic function has been observed. No study participants have required medical intervention to address these changes.

VesiGel: Our Product Candidate for the Treatment of Low-Grade Non-Muscle Invasive Bladder Cancer

VesiGel is our novel sustained-release formulation of high dose MMC that we are developing for the treatment of low-grade NMIBC as a first-line non-surgical chemoablation alternative to TURBT. We recently completed a Phase 2a randomized, open-label, single-arm active-controlled clinical trial in Europe and Israel that evaluated the safety and efficacy of VesiGel (40mg and 80mg MMC) in low-grade NMIBC. We commenced the trial in September 2013 and the last patient was enrolled in March 2016. 19 of 22, or approximately 86%, of the patients with confirmed low-grade NMIBC treated in this trial achieved complete responses in the 80mg MMC dose group of VesiGel at the primary evaluation time, and therefore did not require surgical intervention. Approximately 79% of the patients who achieved a complete response at the primary evaluation time with VesiGel treatment and who had been followed for 12 months thereafter remained recurrence free, and were able to sustain this durable complete response without receiving any additional treatment during this period. This compares to approximately 40% to 60% of patients who historically have been able to sustain a 12-month durable complete response following TURBT as first-line treatment followed by additional adjuvant treatments of MMC instillations into the bladder.

We expect to file an IND for VesiGel in the first half of 2018, and, if accepted, to commence a Phase 2b U.S. based clinical trial shortly thereafter.

Limitations of Current Therapies for Non-Muscle Invasive Bladder Cancer

Tumor grade and stage are the most important variables for determining the likelihood of progression from NMIBC to MIBC. The three stages of NMIBC are: Ta (70%), T1 (20%) and CIS or Tis (10%). Approximately 70% of

NMIBC patients have a tumor that is classified as low-grade upon diagnosis. Ta and CIS are limited to the urothelial layer, and T1 is limited to the layer below, which is the lamina propria.

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Recurrence, which occurs in approximately 80% of patients, is the primary threat for NMIBC patients. Multiplicity, or number of tumors, tumor size and prior recurrence rate are the most important variables in determining the likelihood and potential severity of recurrence. In T1 and CIS NMIBC patients, progression, which occurs in approximately 45% of patients, is the main threat. Treatment ranges from one or more TURBT procedures followed by adjuvant chemotherapy or immunotherapy instillation(s) in NMIBC patients with a low risk of recurrence to cystectomy for the treatment of NMIBC patients with a high risk of recurrence.

TURBT is conducted in a hospital setting under general anesthesia and can often have side effects and complications. The most common complications, risks and limitations of TURBT include:

∎	bleeding at the time of surgery that requires clot irrigation and mild burning;

∎	infection of the bladder;

∎	injured urethra and bladder perforation with potential intra-abdominal leakage;

∎	reimplantation and cell migration;

∎	repeat TURBT procedures, which are necessary for approximately 10% of patients within three months;

∎	complete removal of tumor tissue often not being feasible;

∎	potential recurrence of up to 25% of the tumors at the original treatment site; and

∎	some tumors not being detectable.

Post-operative adjuvant treatments for NMIBC, which are given to prevent reimplantation of the cancerous cells, consist primarily of chemotherapy in the case of low-grade tumors and immunotherapy in the case of high-grade tumors, and are administered intravesically via catheter. Adjuvant intravesical chemotherapy is used primarily in low-grade tumors following TURBT in order to try to delay tumor recurrence, but is not used as a chemoablation agent. The rationale is to expose tumors to high local drug concentrations while minimizing the systemic exposure, thereby enhancing the treatment effect and reducing the drug toxicity. However, these traditional adjuvant treatments to treating bladder cancer have been limited because, after instillation, the drug concentration is reduced and the drug is washed out due to urine voiding. As a result, the cancerous tissue is not exposed to the chemotherapy drug for the optimal length of time.

No drugs have been approved by the FDA as first-line treatment for NMIBC and only three drugs have been approved for NMIBC, all used as adjuvant treatment: Thiotepa, which was approved in 1959; bacille Calmette-Guerin, or BCG, which was approved in 1989; and Valstar, which was approved in 1998. MMC is the drug used most often for intravesical chemotherapy. It is used off-label as an adjuvant treatment in the post-operative setting for low-grade tumors with high risk of recurrence. Other drugs that can be used include docetaxel and gemcitabine. BCG, an immunotherapy-based drug, is used as an adjuvant treatment for patients with high-grade NMIBC. Upon recurrence, which occurs in approximately 35% of patients, the patients undergo another round of BCG therapy with a response rate of 30% to 50%. Radical cystectomy, or surgical removal of the bladder, is also a common treatment option for patients who fail multiple intravesical BCG therapies. However, treatment with BCG is associated with severe side effects, as evidenced by a Black Box warning on the label, which is a warning placed on a prescription drug’s label by the FDA and is designed to call attention to serious or life-threatening risks.

We are not aware of any drugs currently in development for the treatment of NMIBC that take into consideration bladder physiology, specifically the fact that urine is produced and voided frequently, thus diluting the concentration of the active drug almost immediately.

Our Solution: VesiGel

VesiGel, an RTGel-based formulation of high dose MMC, is our product candidate for the treatment of low-grade NMIBC. VesiGel is administered locally using standard catheters and is designed to conform to the bladder’s anatomy and persist in the bladder despite urine flow and bladder movement. Once instilled, VesiGel converts into gel form within approximately 10 minutes at body temperature. Subsequently, upon contact with urine, VesiGel gradually dissolves and releases the active drug, MMC, over a period of several hours versus the time until first voiding, often less than an hour, for MMC in its current water-based formulation, without compromising the safety of

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the patient or interfering with the natural flow of urine out of the bladder. We believe that the resulting significantly increased dwell time of MMC in the bladder prolongs exposure of MMC to the tissue and therefore has the potential to chemoablate visible and unseen tumors. As a result of these properties, our goal is to develop VesiGel as a first-line chemoablation non-surgical alternative to TURBT for the treatment of low-grade NMIBC.

Phase 2a Clinical Trial

We completed a Phase 2a randomized, open-label, single-arm, active-controlled clinical trial in Europe and Israel that evaluated the safety and efficacy of VesiGel 0.06% (40 mg MMC in 64 ml gel) and VesiGel 0.12% (80 mg MMC in 64 ml gel) in low-grade NMIBC compared to the intravesical instillation of 40 mg of MMC in water (MMC 0.1%). We commenced the trial in September 2013 and the last patient was enrolled in March 2016. In this trial, patients underwent six weekly instillations according to their assigned treatment arm. The primary endpoint of the trial used for observational purposes only is the complete response rate at the primary disease endpoint, which is evaluated approximately four weeks after the sixth weekly installation. Safety, feasibility of local treatment with VesiGel and durability of response are also being evaluated. 81 patients were enrolled, 65 of whom have been evaluated for response. Of the 65 evaluable patients in the study, 20, 22 and 23 patients were in the VesiGel 40mg MMC, VesiGel 80mg MCC and the water-based 40mg MMC control arm, respectively. The results to date indicate complete response rates at the primary evaluation time of 45%, 86% and 70% for VesiGel 40mg MMC, VesiGel 80mg MMC and water-based 40mg MMC control arm, respectively.

In treating low-grade NMIBC, resection of small tumors is primarily conducted in the outpatient setting, typically without anesthesia using fulguration, a procedure that destroys the diseased area in the lining of the bladder by burning using electric current. The effectiveness of tumor resection in these cases is high and the one-year recurrence rate is estimated to be only 10%. However in patients with larger tumors and multiple tumors, standard management includes surgical removal using TURBT, a procedure conducted in the operating room in a hospital setting under general anesthesia, which may requires at least an overnight stay. TURBT is associated with increased risks and costs and higher recurrence rates that can reach up to 60%.

When evaluating the effect of chemoablation on large tumors that would typically be treated with TURBT, we observed a more profound difference in the complete response rate between the VesiGel 80mg MMC arm compared to the water-based 40mg MMC control arm. In tumors less than or equal to 1 cm2 in size, the complete response rate at the primary evaluation time was 78% (18 patients) and 88% (16 patients) in the water-based 40mg MMC control group and the VesiGel 80mg MMC group, respectively. However, in tumors greater than 1 cm2 in size, the complete response rate at the primary evaluation time was 40% (five patients) and 83% (six patients) in the control group and VesiGel 80mg MMC group, respectively.

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The graph below illustrates the complete response rates by tumor size for the VesiGel 80mg MMC and water-based 40mg MMC control treatment arms.

We also observed a difference in the complete response rate between the VesiGel 80mg MMC arm compared to the water-based 40mg MMC control arm when evaluating the effect of chemoablation on the number of tumors. In cases of three or fewer tumors, the complete response rate at the primary evaluation time was 80% (15 patients) and 81% (16 patients) in the water-based 40mg MMC control group and the VesiGel 80mg MMC group, respectively. However, in cases of more than three tumors, cases that would typically be treated using TURBT, the complete response rate at the primary evaluation time was 50% (eight patients) and 100% (six patients) in the water-based 40mg MMC control group and the VesiGel 80mg MMC group, respectively.

The graph below illustrates the complete response rates by tumor volume for the VesiGel 80mg MMC and water-based 40mg MMC control treatment arms.

To date, the incidence of AEs reported for both VesiGel groups in the study has been low and appears similar to that of the active control group, with the majority of the AEs having occurred in the VesiGel 80mg MMC group. The main observed AEs related to VesiGel have been dysuria, allergy, lower urinary tract symptoms, and hematuria, or the presence of blood in the urine. The AEs that have occurred were associated with the use of MMC, MMC intravesical

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instillation or the cystoscopy procedure itself. The MMC-related AEs were primarily burning sensation, rash, urgency, and dysuria, which is painful or difficult urination. These AEs appear on the MMC label as potential side effects. SAEs were also reported, including allergy, weakness, hematuria, difficult or labored breathing, lower urinary tract symptoms other than dysuria, and death. None were determined to be related to VesiGel, except for two allergy cases that were resolved.

The following images show cytoscopic views of complete responses in a low-grade NMIBC patient treated with VesiGel.

The image to the left is a pre-treatment cystoscopic view of a tumor located in the bladder. The image to the right is a post-treatment cystoscopic view of the same location following VesiGel chemoablation treatment.

Dose Escalation Study for VesiGel

In parallel to our Phase 2a clinical trial, in the first half of 2015, we initiated a dose escalation study for patients with NMIBC in Europe and Israel to evaluate the safety and efficacy of VesiGel at dose levels higher than 80 mg MMC. To date, we have enrolled 14 patients. All patients to date have been treated with the 120 mg MMC in 60 ml gel dose, or 0.2% concentration. Of the 12 low-grade NMIBC patients evaluated to date, 10 have achieved a complete response (83%). However, at the 120 mg MMC dose level, we also observed a higher rate of MMC-related AEs than in patients treated with the 80 mg MMC dose. Five of 12 patients did not complete six weekly instillations due to their non-compliance, although three of these five patients achieved a complete response. As a result, we have determined to focus our development efforts going forward on the 80 mg MMC dose level.

Phase 1 Clinical Trial for VesiGel

In early 2014, we completed a Phase 1 clinical trial in India evaluating two earlier formulations of VesiGel. Patients underwent six weekly instillations according to their assigned treatment of RTGel (40 ml) formulated with either 40 mg MMC or 80 mg MMC. Following completion of the six instillations, patients were evaluated for safety and efficacy. We enrolled 19 patients, 15 of whom were evaluated for response to treatment. Of the 15 evaluable patients, seven achieved a complete response, with two out of five from the 40 mg MMC arm and five out of 10 from the 80 mg MMC arm. Patients were followed for one year after treatment. The results of this study led to the initiation of our Phase 2a clinical trial, in which we are using a higher volume of RTGel, 64 ml compared to 40 ml, in an attempt to further enhance the efficacy of the 40 mg and 80 mg MMC VesiGel dose groups, by increasing the dwell time of the drug.

Durability of Response

Per protocol, the patients in our Phase 2a and Phase 1 clinical trials were followed for 12 months after the primary disease evaluation time point. To date, 41 patients treated with different VesiGel formulations completed the

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12-month follow-up period, 28 of whom achieved a complete response at the primary disease evaluation time point and did not receive any additional treatments. Of these 28 patients, 28 (100%), 25 (89%), 24 (86%) and 22 (79%) had durable complete responses at three, six, nine and 12 months, respectively.

The graph below demonstrates the durability data for the patients treated with VesiGel who achieved a complete response at the primary disease evaluation time point and were followed for 12 months.

We believe that these results support our belief that VesiGel, acting as a chemoablation agent, can replace TURBT, with the possibility of improving durability of response.

Next Steps in the Clinical Development of VesiGel

We completed the Phase 2a clinical trial in the first half of 2017. We recently met with the FDA to discuss next steps in the clinical development program for VesiGel. We plan to file an IND for VesiGel in the first half of 2018 and, if accepted, to commence a U.S. based Phase 2b clinical trial for VesiGel shortly thereafter.

Vesimune: Our Product Candidate for the Treatment of High-Grade NMIBC

We are developing Vesimune, our immune-modulation product candidate, for the treatment of high-grade NMIBC. A Phase 1 dose escalation study was conducted in 23 NMIBC patients and Vesimune appeared to be well-tolerated in the study. This was followed by a Phase 1 pilot study under an IND in 12 patients with CIS bladder cancer in the United States. 40% of the 10 evaluable patients achieved a complete response, and Vesimune was observed to be well-tolerated in the trial. We intend to further investigate the use of Vesimune for the treatment of high-grade NMIBC, as a single agent or possibly combining it with VesiGel, MitoGel or with immune checkpoint inhibitors.

Limitations of Current Therapies for High-Grade NMIBC

High-grade NMIBC is a highly aggressive form of bladder cancer. TURBT is the initial treatment of choice for high-grade NMIBC; however, the high rates of recurrence and significant risk of progression to muscle-invasive tumors are particularly dangerous. Bladder removal can be the first treatment of choice for young, otherwise healthy patients with high-grade disease or for patients who cannot tolerate BCG. BCG, an immunotherapy-based drug, is the current standard of care as an adjuvant therapy post-resection in high-grade tumors. However, treatment with BCG is associated with severe side effects, as evidenced by a Black Box warning on the label.

Our Solution: Vesimune

We believe that Vesimune, our immune-modulation product candidate, could represent a valid alternative to the current standard of care for the BCG adjuvant, post-TURBT treatment of high-grade NMIBC. Vesimune’s active ingredient is Imiquimod, an imidazoquinoline, synthetic immune modulator, which specifically targets TLR7, which is expressed in bladder cancer cells. Toll-like receptors are pattern recognition receptors whose importance in stimulating innate and adaptive immunity has been established by recent studies. Toll-like receptors are able to sense microbial components as well as host-derived endogenous molecules released by injured tissues and play a critical role in defending against invading pathogens.

Imiquimod, in its topical formulation, is FDA approved for several indications, including superficial basal cell carcinoma. Vesimune is a liquid formulation of Imiquimod for intravesical administration that has been optimized for

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delivery in the urinary tract. Vesimune does not use our RTGel technology. We believe that Vesimune may elicit an adaptive immune response in the presence of released bladder cancer antigens, which may translate into a long lasting acquired immune response. We also believe the combination of Vesimune with immune checkpoint inhibitors could further increase the adaptive immune response and potentially represent a viable alternative to BCG for the adjuvant treatment of high-grade NMIBC or UTUC.

We have obtained Orphan Drug Designation for Vesimune for the treatment of CIS in the bladder. We have an active IND for Vesimune, which has been effective since 2013.

We acquired Vesimune from Telormedix SA, a private Swiss-based biotechnology company, in the fourth quarter of 2015. Telormedix conducted all of the previous studies related to Vesimune, including the Phase 1 and Phase 1b studies.

Vesimune Clinical Results and Post-Study Follow-Up

Vesimune was evaluated in a Phase 1 dose escalation study that enrolled 23 patients diagnosed with NMIBC. Vesimune was well-tolerated at the doses used. Subsequently, a Phase 1b study of Vesimune was conducted under an IND in patients with CIS bladder cancer in the United States. The Phase 1b study was commenced in April 2013 and completed in February 2014. Patients were dosed with Vesimune 0.4% weekly for six weeks. The study was designed to evaluate the safety and preliminary efficacy of Vesimune in CIS patients. The primary efficacy endpoint for observational purposes only was the rate of complete response at five to seven weeks after the sixth weekly instillation. Twelve patients were enrolled into the pilot study, of which 10 patients were evaluable for response. Four of the 10 patients, or 40%, achieved a complete response. Vesimune was observed to be well tolerated in this trial. The most common AEs related to Vesimune were urination urgency, dysuria, fatigue, urinary tract infections and hematuria. One SAE, a urinary tract infection, was observed and was resolved. For observational purposes, patients were followed for an additional six month period beyond the completion of the study, referred to as the Post-Study Follow Up. Of the four patients who had achieved a complete response with Vesimune in the study, two patients remained disease free at the end of the Post-Study Follow Up while receiving no additional therapy. The two other patients who had achieved a complete response with Vesimune in the study also remained disease free at the end of the Post-Study Follow Up while receiving BCG therapy during this period.

The chart below represents the complete response rates for patients receiving only Vesimune:

Next Steps in the Clinical Development of Vesimune

We intend to further investigate the use of Vesimune for the treatment of high-grade NMIBC, as a single agent or possibly combined with MitoGel, VesiGel or other immunotherapy agents. Such a combination study would evaluate

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whether this multimodality approach, harnessing the power of the immune system together with the chemoablation properties of VesiGel or MitoGel, can provide a safe and effective approach for the treatment of high-grade urothelial tumors.

Preclinical Programs

Using our proprietary RTGel formulation technology, we are pursuing additional preclinical programs to expand and enhance our uro-oncology product portfolio. In particular, we are pursuing preclinical programs for high-grade bladder cancer and high-grade UTUC using checkpoint inhibitors such as an anti PD-L1 or an anti CTLA-4.

License Agreement with Allergan

In October 2016, we entered into the Allergan Agreement with Allergan and granted Allergan an exclusive worldwide license to research, develop, manufacture and commercialize pharmaceutical products that contain RTGel and clostridial toxins (including BOTOX), alone or in combination with certain other active ingredients, to which we refer as the Licensed Products, which are approved for the treatment of adults with overactive bladder who cannot use or do not adequately respond to anticholinergics. Additionally, we granted Allergan a non-exclusive, worldwide license to use certain of our trademarks as required for Allergan to practice its exclusive license with respect to the Licensed Products.

Under the Allergan Agreement, Allergan is solely responsible, at its expense, for developing the Licensed Products and obtaining all regulatory approvals for Licensed Products worldwide. Allergan is also solely responsible, at its expense, for commercializing the Licensed Products worldwide after receiving the regulatory approval to do so. Allergan is required to use commercially reasonable efforts to develop and commercialize the Licensed Products for overactive bladder in certain major market countries.

We will supply Allergan with certain quantities of RTGel for development of Licensed Products through Phase 2 clinical trials using BOTOX together with RTGel in patients with overactive bladder, at Allergan’s request and expense. Allergan has the right to reduce the next milestone payment to us if there is a material supply failure from us. Prior to completion of the first Phase 2 clinical trial, Allergan has the right to request that we transfer to Allergan our manufacturing process for RTGel and Allergan will assume the responsibility to manufacture RTGel and Licensed Product for its own development and commercialization activities.

Allergan paid us a nonrefundable upfront license fee of $17.5 million upon signing the agreement, and, in the third quarter of 2017, we received an additional $7.5 million milestone payment upon the submission by Allergan of an IND to the FDA for a Licensed Product. In October 2017, we announced that Allergan had begun a Phase 2 study of RTGel in combination with BOTOX for the treatment of overactive bladder.

Further, we are eligible to receive additional material milestone payments of up to an aggregate of $200.0 million upon the successful completion of certain development, regulatory and commercial milestones, including $20.0 million upon initiation of a Phase 3 clinical trial for a Licensed Product for overactive bladder; $15.0 million upon initiation of a Phase 3 clinical trial for a Licensed Product for a specified second indication; $50.0 million and $25.0 million upon the first commercial sale of a Licensed Product for overactive bladder in the United States and the European Union, respectively; $25.0 million and $15.0 million upon the first commercial sale of a Licensed Product for a specified second indication in the United States and the European Union, respectively; and $50.0 million upon net sales of all Licensed Products of $500.0 million. Allergan will pay us a tiered royalty in the low single digits based on worldwide annual net sales of Licensed Products, subject to certain reductions for the market entry of competing products and/or loss of our patent coverage of Licensed Products. We are responsible for payments to any third party for certain RTGel-related third party intellectual properties.

Under the Allergan Agreement, Allergan granted us a non-exclusive, sublicensable, fully paid-up, perpetual, worldwide license under any improvements Allergan makes to the composition, formulation, or manufacture of RTGel for the research, development, manufacture and commercialization of any product containing RTGel and any active ingredient (other than a clostridial toxin) for all indications other than indications covered by the agreement and an exclusive, sublicensable, royalty-bearing (in low single digits), perpetual worldwide license under such improvements for use in the prevention or treatment of oncology indications.

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We plan to continue to research, develop and commercialize other products combining RTGel with other active ingredients, except that there are certain restrictions with respect to the overactive bladder and neurogenic detrusor overactivity indications. Neurogenic detrusor overactivity is when a known neurologic abnormality impairs the signaling systems between the bladder and the central nervous system, and the brain is unable to inhibit the detrusor muscles controlling urination.

Either party may terminate the Allergan Agreement for uncured material breach by the other party and for the insolvency of the other party. We may terminate the Allergan Agreement if Allergan or its affiliates challenges any of our patents licensed to Allergan and such patent challenge is not required under a court order or subpoena and is not a defense against a claim, action or proceeding asserted by us, our affiliates or licensees against Allergan, its affiliates or sublicensees. In addition, Allergan may unilaterally terminate the Allergan Agreement for any reason upon advance notice. If Allergan has the right to terminate the Allergan Agreement due to our uncured material breach, Allergan may elect to continue the agreement and reduce all future milestone and royalty payment obligations to us by a specified percentage. In the event of any termination of the Allergan Agreement, Allergan will assign or grant a right of reference to any regulatory documentation related to RTGel to us, all rights and licenses to Allergan will terminate, and the license Allergan granted to us under their improvements to RTGel will continue.

Intellectual Property

Our patent estate includes patents and applications with claims directed to our MitoGel, VesiGel, RTGel, BotuGel and Vesimune product candidates, as well as broader claims for potential future product candidates. On a worldwide basis, our patent estate includes more than 70 issued patents and pending patent applications for our product candidates as well as for new treatment methods, manufacturing process, novel intravesical devices and systems and future combination products that are mainly designed to treat internal cavity cancers. In the United States, we currently have 12 issued patents and more than 45 patent applications filed worldwide that directed to methods, systems and compositions for treating internal cavity cancers, and in particular, urinary tract cancer and bladder cancer.

These U.S.-issued patents are expected to remain in effect until between 2024 and 2035. Our worldwide intellectual property portfolio includes nine pending patent applications relating to MitoGel and VesiGel in Europe, the United States and Israel, and three pending patent applications relating to BotuGel in the European Union, as well as in each of China and Israel, as well as one granted patent in Russia. In addition, we have two granted patents related to Vesimune in the United States as well as granted patents in the European Union, Hong Kong, Japan, Australia, Russia, Mexico and China, each of which are expected to remain in effect until 2030. In addition to the issued patents mentioned above, our portfolio includes pending patent applications relating to Vesimune in the European Union, Canada, Brazil, Hong Kong and Israel. Moreover, we hold five granted patents in the United States, four in Europe, one in each of Israel, Japan, New Zealand and Australia, as well as pending patent applications filed worldwide that relate to novel formulations of phospholipid drug analogs (saturated lipid conjugate compositions) for the treatment of urinary tract cancer. Our patents and patent applications mainly relate to hydrogel-based pharmaceutical compositions for optimal delivery of any drug to the internal cavity such as a bladder and/or urinary tract; the method for treating urothelial cancer using hydrogel based composition; the method for treating overactive bladder topically without a need for injections; special catheters and in-dwelling ureter-catheter systems for optimal delivery of a drug into the renal cavity; pharmaceutical compositions comprising an imidazoquinolin-amine (specifically imiquimod) and lactic acid for treating bladder cancer diseases, and novel phospholipid drug analogs for treating cancer or infections. In addition to patents, we have filed for trademark registration with the United States Patent and Trademark Office, or the USPTO, for “MitoGel,” “VesiGel,” “RTGel” and “BotuGel.” Furthermore, we rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. Preparing and filing patent applications is a joint endeavor of our research and development team and our in-house and external patent attorneys. Our patent attorneys conduct patent prior-art searches and then analyze the data in order to provide our research and development team with recommendations on a routine basis. This results in:

∎	protecting our product candidates that are under development;

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∎	encouraging pharmaceutical companies to negotiate development agreements with us; and

∎	preventing competitors from attempting to design-around our inventions.

We submit patent applications directly with the USPTO as provisional patent applications. We would then continue filing under the Patent Cooperation Treaty, or PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in any one of the designated member states. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.

Competition

The standard of care for treating NMIBC patients is the TURBT procedure for tumor resection, followed by post-operative adjuvant chemotherapy or immunotherapy instillations, administered to prevent reimplantation of the cancerous cells. The adjuvant agents used are predominately generic treatments and regimens. Only four drugs have been approved for bladder cancer: Thiotepa, which was approved by the FDA in 1959; BCG, which was approved by the FDA in 1989; Valstar, which was approved by the FDA in 1998; and Tecentriq, which was approved by the FDA in 2016. Despite the approval of these drugs, there remain high unmet needs in the bladder cancer market. BCG has been used to treat patients with CIS and high-grade T1 since 1990. Thiotepa and Valstar are rarely used, MMC is used off-label as the standard adjuvant treatment in the post-TURBT setting for low-grade NMIBC patients and Tecentriq is used to treat locally advanced or metastic urothelial carcinoma only. Off-label means that while the FDA has not approved MMC as adjuvant treatment in the post-TURBT setting for low-grade NMIBC patients, physicians are permitted to utilize it as standard of care for this indication as part of medical practice. However, off-label usage as a standard of care does not change the FDA’s approval criteria and does not suggest that FDA approval is more likely than for other investigational drugs. In the UTUC space, there are no approved drugs used to treat the disease. Tumor resection surgeries are conducted in some cases of low-grade UTUC; however, complete kidney and upper urinary tract removal is the standard of care for frequently recurring UTUC.

There are several products in the development pipeline, most of which are second- or third line-treatments mainly targeted for high-grade NMIBC patients who have failed BCG treatment. All are targeted to reduce recurrence, but none are developed to reduce the need for TURBT and other tumor resection therapies.

We are aware that other companies, such as Merck Sharp & Dohme Corp., Viventia Bio Inc., Telesta Therapeutics Inc., Heat Biologics, Inc., Viralytics Limited, AADi, LLC, Biocancell Ltd., Halozyme Therapeutics, Inc., Astellas Pharma Inc., Cold Genesys, Inc., Altor BioScience Corporation, FKD Therapies Oy, Nippon Kayaku Co., Ltd, Spectrum Pharmaceuticals, Inc., Taris Biomedical LLC and Handok Inc., are conducting or have recently conducted clinical trials for product candidates for the treatment of low-grade and high-grade NMIBC, including CIS. In addition, we are aware of several pharmaceutical companies that are developing drug candidates for muscle-invasive bladder cancer. The FDA approved Tecentriq (atezolizumab) for the treatment of locally advanced or metastic urothelial carcinoma, a form muscle invasive bladder cancer, on May 18, 2016. We do not know whether these potential competitors are already developing, or plan to develop, low-grade UTUC or high-grade UTUC treatments or other indications that we are pursuing.

In addition, we face competition from existing standards of treatment, including TURBT, which is surgery for bladder cancer. If we are not able to demonstrate that our product candidates are at least as safe and effective as such courses of treatment, medical professionals may not adopt our product candidates to replace the existing standard of care, which is a first-line tumor surgical procedure for both bladder cancer and UTUC.

The biopharmaceutical industry is intensely competitive and subject to rapid and significant technological change. Our potential competitors include large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities. These companies may develop new drugs to treat the indications that we target, or seek to have existing drugs approved for use for the treatment of the indications that we target.

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These potential competitors may therefore introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in this industry. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective, easier to administer or less costly than our product candidates.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, packaging, recordkeeping, tracking, approval, import, export, distribution, advertising and promotion of our products.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

∎	nonclinical laboratory and animal tests that must be conducted in accordance with good laboratory practices, or GLPs;

∎	submission of an IND, which must become effective before clinical trials may begin;

∎	approval by an independent institutional review board, or IRB, for each clinical site or centrally before each trial may be initiated;

∎	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed product candidate for its intended use, performed in accordance with good clinical practices, or GCPs;

∎	submission to the FDA of an NDA;

∎	satisfactory completion of an FDA advisory committee review, if applicable;

∎	pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with cGMP and GCPs; and

∎	FDA approval of an NDA to permit commercial marketing for particular indications for use.

Prior to the commencement of marketing of controlled substances, the DEA must also determine the controlled substance schedule, taking into account the recommendation of the FDA.

The testing and approval process requires substantial time, effort and financial resources. Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a product candidate, we must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial by imposing a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, as well as amendments to previously submitted clinical trials. Further, an independent IRB for each study site proposing to conduct the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to study subjects before the clinical trial commences at that site. The IRB must continue to oversee the clinical trial while it is being conducted, including any changes to the study plans. Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements, if the drug has been associated with unexpected serious harm to subjects, or based on evolving business objectives or competitive climate. Some studies also include a data safety monitoring board, which receives

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special access to unblinded data during the clinical trial and may advise us to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

In general, for purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

∎	Phase 1—Studies are initially conducted to test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion in healthy volunteers or subjects with the target disease or condition. If possible, Phase 1 trials may also be used to gain an initial indication of product effectiveness.

∎	Phase 2—Controlled studies are conducted with groups of subjects with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

∎	Phase 3—These clinical trials are undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. Evidence is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These trials may be done globally to support global registrations so long as the global sites are also representative of the U.S. population and the conduct of the study at global sites comports with FDA regulations and guidance, such as compliance with GCPs.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information.

Clinical trials must be conducted under the supervision of qualified investigators in accordance with GCP requirements, which includes the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, and the review and approval of the study by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the trial and trial results, must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the Federal Food, Drug and Cosmetic Act, or the FDCA. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if SAEs occur.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

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505(b)(2) Regulatory Approval Process

Section 505(b)(2) of the FDCA, or 505(b)(2), provides an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. The applicant may rely upon the FDA’s prior findings of safety and efficacy for an approved product that acts as the reference listed drug for purposes of a 505(b)(2) NDA. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support any changes from the reference listed drug. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Orange Book Listing

Section 505 of the FFDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy, but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed “abbreviated” because they are generally not required to include preclinical and clinical data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo or other testing. The generic version must deliver the same amount of active ingredients into a subject’s bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. These products may be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA.

Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through a Paragraph IV certification. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired.

If the competitor has provided a Paragraph IV certification to the FDA, the competitor must also send notice of the Paragraph IV certification to the holder of the NDA for the reference listed drug and the patent owner once the application has been accepted for filing by the FDA. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification prevents the FDA from approving the application

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until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the applicant or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a Paragraph IV certification, the NDA holder or patent owner regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. The applicant may also elect to submit a statement certifying that its proposed label does not contain, or carves out, any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

Exclusivity

The FDA provides periods of regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. Five years of exclusivity are available to NCEs. An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

If a product is not eligible for the NCE exclusivity, it may be eligible for three years of exclusivity. Three-year exclusivity is available to the holder of an NDA, including a 505(b)(2) NDA, for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials, other than bioavailability or bioequivalence trials, was essential to the approval of the application and was conducted or sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for the condition of the new drug’s approval. As a general matter, three-year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

The Orphan Drug Act

Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan Drug Designation must be requested before submitting an NDA. After the FDA grants Orphan Drug Designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA Orphan Drug Designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and a waiver of the NDA application user fee.

Fast Track Designation

The FDA is required to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate

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the potential to address unmet medical needs for the condition. Under the Fast Track program, the sponsor of a new product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the submission of the IND for the product candidate. The FDA must determine if the product candidate qualifies for Fast Track designation within 60 days after receipt of the sponsor’s request.

For Fast Track products, the sponsor may have more frequent interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s NDA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the NDA is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process. A Fast Track designated product candidate would ordinarily meet the FDA’s criteria for priority review.

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.

The FDA must refer applications for drugs that contain active ingredients, including any ester or salt of the active ingredients, that have not previously been approved by the FDA to an advisory committee or provide in an action letter a summary of the reasons for not referring it to an advisory committee. The FDA may also refer drugs which present difficult questions of safety, purity or potency to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCPs.

Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The FDA’s NDA review times may differ based on whether the application is a standard review or priority review application. The FDA may give a priority review designation to

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drugs that are intended to treat serious conditions and provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA for an NME and make a decision on the application. For non-NME standard applications, the FDA has set the review goal of 10 months from the submission date to complete its initial review and to make a decision on the application. For priority review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date and non-NME applications within six months of the submission date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding the submission.

Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter, or CRL, or approval letter. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing, or other information or analyses in order for the FDA to reconsider the application. The FDA has the goal of reviewing 90% of application resubmissions in either two or six months of the resubmission date, depending on the kind of resubmission. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product, or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a risk evaluation and mitigation strategy, or REMS, as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product, or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling, which has resulted in a Black Box warning. The FDA also may not approve the inclusion of labeling claims necessary for successful marketing. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-marketing studies.

Post-approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including manufacturing, periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any approved products, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state

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agencies and to list their drug products, and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMPs and other requirements, which impose procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP regulations and other FDA regulatory requirements.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented, or FDA notification. FDA regulations also require investigation and correction of any deviations from cGMPs and specifications, and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in withdrawal of marketing approval, mandatory revisions to the approved labeling to add new safety information or other limitations, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS program, among other consequences.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA. Physicians, in their independent professional medical judgement, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. We, however, are prohibited from marketing or promoting drugs for uses outside of the approved labeling.

In addition, the distribution of prescription pharmaceutical products, including samples, is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. The Drug Supply Chain Security Act also imposes obligations on manufacturers of pharmaceutical products related to product and tracking and tracing.

Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. Any of these sanctions could result in adverse publicity, among other adverse consequences.

Other Healthcare Regulations

Our business activities, including but not limited to, research, sales, promotion, distribution, medical education and other activities following product approval will be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Department of Justice, the Department of Health and Human Services and its various divisions, including the CMS and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense and state and local governments. Our business activities must comply with numerous healthcare laws and regulations, including those described below.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable, in whole or in part, by Medicare,

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Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value, including unlawful financial inducements paid to prescribers and beneficiaries, as well as impermissible promotional practices. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, amended the intent requirement of the federal Anti-Kickback Statute so that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil and criminal false claims laws, including the federal False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or for approval by, the federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government.

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

As a condition of receiving Medicaid coverage for prescription drugs, the Medicaid Drug Rebate Program requires manufacturers to calculate and report to CMS their Average Manufacturer Price, or AMP, which is used to determine rebate payments shared between the states and the federal government and, for some multiple source drugs, Medicaid payment rates for the drug, and for drugs paid under Medicare Part B, to also calculate and report their average sales price, which is used to determine the Medicare Part B payment rate for the drug. In January 2016, CMS issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revises the manner in which the AMP is to be calculated by manufacturers participating in the program and implements certain amendments to the Medicaid rebate statute created under the ACA. Drugs that are approved under a biologics license application, or BLA, or an NDA, including a 505(b)(2) NDA, are subject to an additional requirement to calculate and report the manufacturer’s best price for the drug and inflation penalties which can substantially increase rebate payments. For BLA and NDA drugs, the Veterans Health Care Act requires manufacturers to calculate and report to the Department of Veterans Affairs a different price called the Non-Federal AMP, offer the drugs for sale on the Federal Supply Schedule, and charge the government no more than a statutory price referred to as the Federal Ceiling Price, which includes an inflation penalty. A separate law requires manufacturers to pay rebates on these drugs when paid by the Department of Defense under its TRICARE Retail Pharmacy Program. Knowingly submitting false pricing information to the government creates potential federal False Claims Act liability.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including public and private payors, or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. The ACA amended the federal health care fraud criminal statute

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implemented under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have violated the statute.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information on HIPAA covered entities and their business associates, including mandatory contractual terms and the implementation of certain safeguards of such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways, may not have the same effect and may not be preempted by HIPAA, thus complicating compliance efforts.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any payor, including commercial insurers. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to marketing expenditures or payments and other transfers of value to physicians and other healthcare providers.

Enforcement actions can be brought by federal or state governments or, in some cases, as “qui tam” actions brought by individual whistleblowers in the name of the government. Depending on the circumstances, failure to comply with these laws can result in penalties, including criminal, civil and/or administrative criminal penalties, damages, fines, disgorgement, debarment from government contracts, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, exclusion from government programs, refusal to allow us to enter into supply contracts, including government contracts, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our business.

Coverage and Reimbursement

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for our products, once approved, and related treatments will be available from third-party payors, such as government health administration authorities, private health insurers and health maintenance organizations. Third-party payors determine which medications they will cover and separately establish reimbursement levels. Even if we obtain coverage for a given product by a third-party payor, the third-party payor’s reimbursement rates may not be adequate to make the product affordable to patients or profitable to us, or the third-party payors may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our

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products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Government authorities and other third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices as a condition of coverage, are using restrictive formularies and preferred drug lists to leverage greater discounts in competitive classes, and are challenging the prices charged for medical products. Further, no uniform policy for determining coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, that the level of reimbursement will be adequate. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available, or if reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

Healthcare Reform Measures

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals designed to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, in March 2010, the ACA was passed, which is changing health care financing by both governmental and private insurers and significantly affecting the U.S. pharmaceutical industry. The ACA, among other things, subjected manufacturers to new annual fees and taxes for specified branded prescription drugs, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, expanded health care fraud and abuse laws, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, imposed an additional rebate similar to an inflation penalty on new formulations of drugs, extended the Medicaid Drug Rebate Program to Medicaid managed care organizations, expanded the 340B program, which caps the price at which manufacturers can sell covered outpatient pharmaceuticals to specified hospitals, clinics and community health centers, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

However, some provisions of the ACA have yet to be fully implemented and certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA. For example, since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. The recently enacted Tax Cuts and Jobs Act includes a provision that repeals, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year. We continue to evaluate how the ACA and recent efforts to repeal and replace or limit the implementation of the ACA will impact our business. We continue to evaluate how the ACA and recent efforts to repeal and replace or limit the implementation of the ACA will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by

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Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013, following passage of the Bipartisan Budget Act of 2015, and will remain in effect through 2025 unless additional U.S. Congressional action is taken. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. Additional health reform measures may continue and affect our business in unknown ways.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Manufacturing, Supply and Production

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, active ingredients and finished products for our preclinical research and clinical trials, including the single pivotal Phase 3 clinical trial for MitoGel. We do not have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of our product candidates if they are approved. If product candidates are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer and one or more back-up manufacturers for the commercial production of those products.

Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug products for our current preclinical and clinical trials have advised us that they are compliant with both cGLP and cGMP.

Our product candidates, if approved, may not be producible in sufficient commercial quantities, in compliance with regulatory requirements or at an acceptable cost. We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP and cGLP for drugs on an ongoing basis, as mandated by the FDA and foreign regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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Marketing, Sales and Distribution

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities, and our marketing department currently consists only of a marketing director, whose main responsibility is to produce marketing and communication materials, exhibitions, website content and to identify unmet needs in the urology market, assess their commercial potential and advise on the prioritization of the development of our future product candidates accordingly. We have recently formed a U.S. subsidiary, Urogen Pharma, Inc., to support our U.S. development and potential commercialization efforts.

In the event that we receive regulatory approvals for our products in markets outside of the United States, we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market or sell our products through their well-developed sales, marketing and distribution organizations in such countries.

In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop.

Employees

As of September 30, 2017, we had 38 full-time employees and four part-time employees, 37 based in Israel and five based in the United States. Of these employees, 32 are primarily engaged in research and development activities and 10 are primarily engaged in general and administrative matters. A total of 10 employees have an M.D. or Ph.D. degree. None of our employees is represented by a labor union. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Economy and Industry. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

Facilities

Our principal executive offices are located at 9 HaTa’asiya St., Ra’anana 4365007, Israel, where we lease an approximately 11,180 square foot facility. This Israeli facility houses our administrative headquarters and our research and development laboratories. We also maintain an office at 499 Park Avenue, New York, New York, where we lease approximately 9,336 square feet of space, which serves as the headquarters for our U.S. subsidiary. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional or alternative spaces will be available in the future on commercially reasonable terms.

Environmental, Health and Safety Matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things: the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations use chemicals and produce waste materials and sewage and require permits from various governmental authorities including, local municipal authorities, the Ministry of Environmental Protection and the Ministry of Health. The Ministry of Environmental Protection and the Ministry of Health, local authorities and the municipal water and sewage company conduct periodic inspections in order to

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review and ensure our compliance with the various regulations. These laws, regulations and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations. In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted.

Legal and Corporate Structure

Our legal and commercial name is UroGen Pharma Ltd. We were formed as a company in the State of Israel in April 2004. Urogen Pharma, Inc., our wholly owned subsidiary, was incorporated under the laws of the State of Delaware in October 2015.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

Scientific Advisory Board

We maintain a Scientific Advisory Board.

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MANAGEMENT

Executive Officers, Key Personnel and Directors

The following table sets forth information relating to our executive officers and directors as of December 15, 2017. Unless otherwise stated, the address for our executive officers and directors is c/o UroGen Pharma Ltd., 9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel.

NAME	AGE	POSITION
Executive Officers
Ron Bentsur	52	Chief Executive Officer and Director
Gil Hakim	48	President, Israeli Operation
Gary Titus	58	Chief Financial Officer
Mark Schoenberg, M.D.	60	Chief Medical Officer

Non-Employee Directors
Arie Belldegrun, M.D.	68	Chairman of the Board of Directors
Cynthia Butitta	63	Director
Fred Cohen, M.D.	61	Director
Kathryn Falberg	57	Director
Stuart Holden, M.D.	75	Director
Ran Nussbaum	44	Director
Pini Orbach, Ph.D.	53	Director

Our Executive Officers

Ron Bentsur has served as our Chief Executive Officer since August 2015, and as a member of our board of directors since October 2015. Mr. Bentsur has more than 15 years of experience in the biotech industry. Until 2015, Mr. Bentsur served for more than five years as the Chief Executive Officer of Keryx Biopharmaceuticals, Inc., and during his tenure, Keryx received FDA approval pursuant to the FDA’s 505(b)(2) regulatory pathway for Auryxia (ferric citrate) and launched it commercially in the United States. Prior to that Mr. Bentsur served as Chief Executive Officer of XTL Biopharmaceuticals Ltd., a position he held from January 2006 until April 2009. From October 2000 Mr. Bentsur was with Keryx and served as its Chief Financial Officer from June 2003 until his departure in January 2006. From July 1998 to October 2000, Mr. Bentsur served as Director of Technology Investment Banking at Leumi Underwriters, where he was responsible for all technology/biotechnology private placement and advisory transactions. From June 1994 to July 1998, Mr. Bentsur worked as an investment banker in New York City, spending most of this period at ING Barings Furman Selz. Mr. Bentsur also serves as a member of the board of directors of Stemline Therapeutics, Inc. since 2009, and of Advanced Inhalation Technologies, Ltd. since August 2015. Mr. Bentsur holds a B.A. in Economics and Business Administration with distinction from the Hebrew University of Jerusalem, Israel and an M.B.A. (Magna Cum Laude), from New York University’s Stern School of Business.

Gil Hakim has served as our President, Israeli Operation, since August 2015 and, prior to that, served as our Chief Executive Officer since August 2010. Mr. Hakim has more than 20 years of experience in the biotech industry. Prior to joining us, Mr. Hakim served as Director of New Product Development at Medispec Ltd. from 2004 to 2010, and was in charge of product development in fields such as cardiology, urology and dermatology. Prior to Medispec, from 2002 to 2004, Mr. Hakim was Director of Marketing and Clinical Research at MTRE Advanced Technologies Ltd., a wholly owned subsidiary of Mennen Medical Ltd. that develops thermoregulation devices. Prior to that, from 2000 to 2002, he was Business Development Manager at Omrix Biopharmaceuticals, Inc. (acquired by Johnson & Johnson in 2008), which develops biological glue and blood derivative products. Before that, from 1998 to 2000, he served as European Product Manager at Biosense-Webster (Johnson & Johnson) in Belgium, following Johnson & Johnson’s acquisition of Biosense Israel, where he was also part of the Research and Development team. Mr. Hakim holds a B.Sc. in Life Sciences from Ben-Gurion University, Israel.

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Gary Titus has served as our Chief Financial Officer since July 2015. Mr. Titus has been a member of the board of directors of ImmunoCellular Therapeutics, Ltd. since January 2013. Mr. Titus has more than 20 years of business experience in the healthcare and biopharmaceutical industries, primarily in senior management roles. Prior to his appointment as our Chief Financial Officer, from 2014 to 2015, Mr. Titus held the position of Chief Financial Officer of BioCardia, Inc. Prior to that, from 2008 to 2013, Mr. Titus was Senior Vice President and Chief Financial Officer at SciClone Pharmaceuticals, Inc. From 2006 to 2008, Mr. Titus was Senior Vice President of Finance and Chief Financial Officer at Kosan Biosciences, Inc. From 2003 to 2006, he was Chief Financial Officer and Vice President at Nuvelo, Inc. Earlier in his career, Mr. Titus held a variety of positions at other companies, including Metabolex, Inc., Intrabiotics Pharmaceuticals, Inc. and Johnson & Johnson’s healthcare division, LifeScan, Inc. . Mr. Titus holds a B.Sc. in Accounting from the University of South Florida and a B.Sc. in Finance from the University of Florida. Mr. Titus also completed the Global BioExecutive Program at the University of California Berkeley’s Haas School of Business.

Mark Schoenberg, M.D. has served as our Chief Medical Officer since December 2017 and, prior to that, served as our Medical Director since February 2016. Dr. Schoenberg has over 20 years of experience in clinical practice and research focused on the care of patients with all forms of bladder cancer. Since April 2014, Dr. Schoenberg has been University Professor and Chairman of the Urology Department at The Montefiore Medical Center for The Albert Einstein College of Medicine of Yeshiva University. Prior to joining Montefiore, from 2005 to 2014, Dr. Schoenberg served as Director of Urologic Oncology and Bernard L. Schwartz Distinguished Professor of Urology at Johns Hopkins Hospital. Dr. Schoenberg is also the past chair of the Medical Advisory Board of the Bladder Cancer Advocacy Network, the author of The Guide to Living with Bladder Cancer, co-editor of The Textbook of Bladder Cancer, a contributor to Campbell’s Urology and a seminars editor of the journal Urologic Oncology. Dr. Schoenberg received his M.D. (Alpha Omega Alpha) from the University of Texas Health Sciences Center and completed his residency in General Surgery and Urology at the Hospital of The University of Pennsylvania, where he served as chief resident and urology instructor, before completing basic research and clinical urologic oncology fellowships at Johns Hopkins under the auspices of The American Cancer Society. Dr. Schoenberg is a fellow of the American College of Surgeons, as well as a member of the American Association of Cancer Research, the Society of Urologic Oncology and the American Urological Association.

Our Directors

Arie Belldegrun, M.D. has served as our Chairman since December 2012. Dr. Belldegrun is Professor of Urology, holds the Roy and Carol Doumani Chair in Urologic Oncology, and Director of the UCLA Institute of Urologic Oncology at the David Geffen School of Medicine at UCLA. Prior to joining UCLA, he was a research fellow at the National Cancer Institute/National Institute of Health in surgical oncology and immunotherapy under Dr. Steven A. Rosenberg. Dr. Belldegrun has more than 20 years of experience in the life science and biotech industry. In 1996 he founded Agensys, Inc., a biotechnology company, and served as its founding Chairman of the board of directors and as a board member until 2007, when it was acquired by Astellas Pharma Inc. Dr. Belldegrun was also a founder and the Vice-Chairman of the board of directors and Chairman of the scientific advisory board of Cougar Biotechnology, Inc., a biotechnology company, from 2003 to 2009, when it was acquired by Johnson & Johnson. He served as Chairman and Chief Executive Officer of Kite Pharma, Inc., until November 2017, when it was acquired by Gilead Sciences, Inc. He currently also serves as the Chairman of Arno Therapeutics, Inc., and Two River Group and until January 2017 as a board member of Teva Pharmaceutical Industries Ltd. Dr. Belldegrun completed his M.D. at the Hebrew University Hadassah Medical School in Jerusalem, Israel, his post graduate studies in Immunology at the Weizmann Institute of Science, Israel, and his residency in Urologic Surgery at Harvard Medical School. Dr. Belldegrun has authored several books in oncology and more than 500 scientific and medical papers related to urological cancers, immunotherapy, gene therapy, and cancer vaccines. Dr. Belldegrun is certified by the American Board of Urology and is a Fellow of the American College of Surgeons and the American Association of Genitourinary Surgeons.

Cynthia Butitta has served as our director since October 2017. Ms. Butitta served as Chief Financial Officer of Kite Pharma Inc. from January 2014 to May 2016 and as Chief Operating Officer from March 2014 to September 2017. From May 2011 to December 2012, she was Senior Vice President and Chief Financial Officer at NextWave

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Pharmaceuticals, Inc., a specialty pharmaceutical company. Prior to that, Ms. Butitta served as Chief Operating Officer of Telik, Inc., a biopharmaceutical company, from March 2001 to December 2010 and as its Chief Financial Officer from August 1998 to December 2010. Ms. Butitta also served as Principal Accounting Officer of Telik, Inc. until December 2010. She served as a Director of Catalyst Semiconductor Inc., a semiconductor products company, from June 2000 to February 2003. Ms. Butitta received her B.S. degree with honors in Business and Accounting from Edgewood College in Madison, Wisconsin, and an M.B.A. degree in Finance from the University of Wisconsin, Madison.

Fred Cohen, M.D. has served as our director since May 2017. Dr. Cohen is a Senior Advisor to TPG Capital, where he served for over 15 years as a Partner, and founder of TPG Biotechnology, a life science focused venture capital fund. In addition, for over two decades throughout his career, Dr. Cohen has been affiliated with University of California, San Francisco where he held various clinical responsibilities, including as a research scientist, an internist for hospitalized patients, a consulting endocrinologist, and the Chief of the Division of Endocrinology and Metabolism. Dr. Cohen received his B.S. degree in Molecular Biophysics and Biochemistry from Yale University, his D.Phil. in Molecular Biophysics from Oxford on a Rhodes Scholarship, and his M.D. from Stanford. Dr. Cohen currently serves on the Board of Directors of several other biotechnology and pharmaceutical companies.

Kathryn Falberg has served as our director since April 2017. She previously served as Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc, a multi-national specialty biopharmaceutical company, from March 2012 to March 2014 after serving as Senior Vice President and Chief Financial Officer since December 2009. Her responsibilities at Jazz Pharmaceuticals included strategy, corporate development, corporate communications and information technology. From 2001 through 2009, Ms. Falberg served as a corporate director and audit committee chair for several companies. From 1995 to 2001, Ms. Falberg was with Amgen Inc., a biotechnology company, where she served as Senior Vice President, Finance and Strategy and Chief Financial Officer and prior to that as Vice President Chief Accounting Officer, and Vice President, Treasurer. Ms. Falberg also serves as a member of the board of directors for the public biopharmaceutical companies Aimmune Therapeutics, Inc., aTyr Pharma, Inc., Axovant Sciences Ltd., BioMarin Pharmaceutical Inc. and The Trade Desk, Inc., a publicly held technology company. Ms. Falberg also served on the board of directors of Medivation, Inc. from 2013 to 2016 and Halozyme Therapeutics, Inc. from 2007 to 2016. Ms. Falberg received an M.B.A. in Finance and B.A., in Economics from the University of California, Los Angeles and is a certified public accountant (inactive).

Stuart Holden, M.D. has served as our director since December 2015. Dr. Holden has been the Chairman of ProQuest Investments’ Scientific Advisory Board since it was founded in 1998. Since May 2014, Dr. Holden has served as a member of the UCLA faculty as a Health Sciences Clinical Professor of Urology, Spielberg Family Chair in Urologic Oncology, in the Department of Urology at the UCLA David Geffen School of Medicine and Associate Director of the UCLA Institute of Urologic Oncology. Dr. Holden has worked in the field of prostate cancer for more than 36 years. Dr. Holden also serves as Medical Director of the Prostate Cancer Foundation since the foundation’s inception in 1993. Dr. Holden was the director of the Louis Warschaw Prostate Cancer Center at Cedars-Sinai Medical Center and the first holder of the Warschaw, Robertson, Law Families Chair in Prostate Cancer. Dr. Holden has served as a member of the board of directors of Telormedix SA from 2008 to 2017, and served as a member of the board of directors of Acurian, Inc. from 1999 through 2014. In addition, he was a founding partner at Tower Urology in Los Angeles. Dr. Holden received a B.A. degree from the University of Wisconsin-Madison and completed his medical degree and received his surgical training at Weill Cornell Medical College and the New York Hospital—Cornell University Medical College. He completed his urology residency at Emory University School of Medicine and fellowships in urology and developmental genetics at Memorial Sloan-Kettering Cancer Center. He also was awarded a clinical fellowship from the American Cancer Society. Dr. Holden was appointed to serve on our board by ProQuest Investments IV, L.P., one of our shareholders, pursuant to rights granted to such shareholder under our articles of association as in effect prior to this offering.

Ran Nussbaum has served as our director since May 2013. Mr. Nussbaum is a managing partner and the co-founder of The Pontifax Group, a group of Israeli-based life sciences venture funds focusing on investments in development stage bio-pharmaceutical and med-tech technologies and a shareholder of our company. He also serves as a board

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member on many of Pontifax’s portfolio companies, including Kite Pharma, Inc., BioBlast Pharma Ltd., Eloxx Pharmaceuticals Ltd., Nutrina Ltd., OCON Medical Ltd and Quiet Therapeutics Ltd. Mr. Nussbaum was appointed to serve on our board by Pontifax (Israel) III Limited Partnership and Pontifax Cayman III Limited, two of our shareholders, pursuant to rights granted to such shareholders under our articles of association as in effect prior to this offering.

Pini Orbach, Ph.D. has served as our director since October 2014. Dr. Orbach has served as a director of Quiet Therapeutics Ltd. since January 2013. Dr. Orbach has 10 years of experience in executive positions. Since February 2010, Dr. Orbach has been the head of Pharma and Life Science at Arkin Holdings. Dr. Orbach was the Chief Executive Officer of NanoDoc Technology, Inc. from 2010 to 2015, Chairman of the board of directors of cCAM Biotherapeutics Ltd. from 2014 to 2015, and served as a Director of Quiet Therapeutics Ltd. since January 2013, FusiMab Ltd. from 2011 to 2014, HealOr Ltd. from 2010 to 2013, Metallo-Therapy Ltd. from 2011 to 2015, Insuline Medical Ltd. from December 2013 to January 2015, and CollPlant Holdings Ltd. from May 2013 to August 2014. Prior to joining Arkin Holdings, Dr. Orbach served as Chief Executive Officer of several healthcare companies in Israel. Dr. Orbach received his Ph.D. from the Department of Physiology and Functional Genomics at the University of Florida, and was a postdoctoral fellow at the Cardiovascular Research Center at Harvard Medical School. Dr. Orbach was appointed to serve on our board by Arkin Communications Ltd., one of our shareholders, pursuant to rights granted to such shareholder under our articles of association as in effect prior to this offering.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of eight directors. Currently serving directors will continue to serve pursuant to their appointment until the first annual general meeting of shareholders held after our initial public offering. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Corporate Governance Practices

Companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions that we intend to continue to utilize), and a requirement to have an internal auditor. This is the case even if our shares are not listed on the Tel Aviv Stock Exchange, or TASE, which our shares are not expected to be. These requirements are in addition to the corporate governance requirements imposed by the NASDAQ Rules and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer). Under the NASDAQ Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NASDAQ Rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We have elected to rely on this “home country practice exemption” with respect to the following NASDAQ requirements:

∎	Quorum. As permitted under the Israeli Companies Law and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 33 1/3% of the voting power of our shares (and in an adjourned meeting, with some exceptions, at least two shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Rules.

∎

Nomination of Directors. With the exception of directors elected by our board of directors due to a vacancy, our directors are elected at an annual general meeting of our shareholders and hold office until the next annual general meeting following his or her election. See “Board Practices—Board of Directors.” The

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nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself or a duly authorized committee thereof, in accordance with the provisions of our amended and restated articles of association and the Israeli Companies Law.

∎	Proxy Statements. We are not required to and, in reliance on home country practice, we do not comply with certain NASDAQ Rules regarding the provision of proxy statements for general meetings of shareholders. Israeli corporate law does not have a regulatory regime for the solicitation of proxies. We intend to provide notice convening an annual general meeting, including an agenda and other relevant documents.

∎	Shareholder Approval. We are not required to and, in reliance on home country practice, we do not comply with certain NASDAQ Rules regarding shareholder approval for certain issuances of securities under NASDAQ Rule 5635. In accordance with the provisions of our amended and restated articles of association and the Israeli Companies Law, our board of directors is authorized to issue securities, including shares, warrants and convertible notes.

∎	Executive Sessions. We are not required to and, in reliance on home country practice, we do not comply with certain NASDAQ Rules regarding regularly scheduled meetings at which only independent directors are present. In accordance with the provisions of our amended and restated articles and the Israeli Companies Law, such regularly scheduled meetings at which only independent directors are present are not required.

Other than as stated above, we currently take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NASDAQ Rules. We may in the future elect to use the home country practice exemption with respect to some or all of the other NASDAQ Rules.

Board Practices

Board of Directors

Under the Israeli Companies Law, our board of directors is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association, our board of directors must consist of at least five directors and not more than nine directors. Our board of directors currently consists of eight directors. Other than vacancies to be filled through selection by the remaining members of our board, the Israeli Companies Law and our amended and restated articles of association provide that directors are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented present and voting in person, by proxy or by other voting instrument at that meeting. We have only one class of directors.

Under the Israeli Companies Law, our board of directors is required to employ independent judgment and discretion when voting, and is prohibited from entering into any voting arrangements with respect to actions taken at meetings of the board. Further, the Israeli Companies Law provides that in the event a director learns about an alleged breach of law or improper conduct of business relating to a company matter, said director must promptly take action to summon a meeting of the board of directors to address any such breach.

In accordance with the exemptions available to foreign private issuers under NASDAQ rules, we do not follow the requirements of the NASDAQ rules with regard to the process of nominating directors. Instead, we follow Israeli law and practice, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, including filling empty board seats up to the maximum number of directors

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permitted under our articles of association, for a term of office equal to the remaining period of the term of office of each director whose office has been vacated. Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders in which the other directors then in office are proposed to be replaced or reappointed.

Directors may be removed from office by a resolution at a general meeting of shareholders adopted by a majority of the voting power of our company or under other circumstances set forth in our amended and restated articles of association.

Under the Israeli Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications, voting requirements and other provisions would be applicable. We would also be required to include one such external director on each of our board committees.

Under regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are traded on stock exchanges such as the NASDAQ Stock Market that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Israeli Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors. As we do not have a controlling shareholder, we have elected to comply with the requirements of the NASDAQ Stock Market with respect to the composition of our board and such committees, and therefore we are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our amended and restated articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Arie Belldegrun, M.D. to serve as chairman of the board of directors.

Board Committees

Under the Israeli Companies Law and our amended and restated articles of association, our board of directors is permitted to form committees, and to delegate to any such committee powers allotted to the board of directors, subject to certain exceptions. In general, the board of directors may overturn a resolution adopted by a committee it has formed; provided, however, that the board’s decision shall not affect the ability of third parties, who were not aware of such decision, to rely on the committee’s resolution prior to the time it is overturned. Only members of the board of directors can be members of a board committee, unless the committee is solely advisory.

Audit Committee

Our audit committee consists of Kathryn Falberg, Pini Orbach and Stuart Holden. Kathryn Falberg serves as chairperson of the audit committee.

Israeli Companies Law Requirements

Under the Israeli Companies Law, we are required to maintain an audit committee.

NASDAQ Listing Requirements

Under the NASDAQ Rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. Our board of directors has determined that Kathryn E. Falberg is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ Rules.

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Audit Committee Role

Our audit committee charter sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the NASDAQ Rules, as well as the requirements for such committee under the Israeli Companies Law, including the following:

∎	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

∎	recommending the engagement or termination of the person filling the office of our internal auditor; and

∎	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management.

Under the Israeli Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Israeli Companies Law) (see “Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”);

(iii)	establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

(iv)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

(v)	examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his responsibilities;

(vi)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(vii)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation, Nominating and Corporate Governance Committee and Compensation Policy

We have a compensation, nominating and corporate governance committee. The members of this committee are Arie Belldegrun, Ran Nussbaum and Cynthia Butitta. Arie Belldegrun serves as chairperson of the committee.

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must maintain a compensation committee.

The duties of the compensation, nominating and corporate governance committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation, nominating and corporate governance committee, and will need to be

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approved by the company’s shareholders, which we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We intend to adopt a compensation policy within nine months following the completion of our initial public offering. Even if the company’s shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy if and to the extent the board determines, in its judgment following internal discussions, that approval of the compensation policy is in the best interests of the company.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of the company’s long-term objectives, business plan and policies, and creation of appropriate incentives for office holders. It also considers, among other things, the company’s risk management, size and the nature of its operations. The compensation policy furthermore considers the following additional factors:

∎	the education, skills, expertise and accomplishments of the relevant office holder;

∎	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

∎	the relationship between the terms offered and the average compensation of the company’s personnel;

∎	the impact of disparities in salary upon work relationships in the company;

∎	the possibility of reducing variable compensation at the discretion of the board of directors;

∎	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

∎	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy also includes the following principles:

∎	the link between variable compensation and long-term performance and measurable criteria;

∎	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

∎	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was restated in the company’s financial statements;
∎	the minimum holding or vesting period for variable, equity-based compensation; and

∎	maximum limits for severance compensation.

Compensation, Nominating and Corporate Governance Committee Roles

The compensation, nominating and corporate governance committee is responsible for (i) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (ii) duties related to the compensation policy and to the compensation of our office holders, including:

∎	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than five years from a company’s initial public offering, or otherwise three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur five years from a company’s initial public offering, or otherwise every three years);

∎	recommending to the board of directors periodic updates to the compensation policy;

∎	assessing implementation of the compensation policy;

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∎	determining whether to approve the terms of compensation of certain office holders which, according to the Israeli Companies Law, require the committee’s approval; and

∎	determining whether the compensation terms of a candidate for the position of the chief executive officer of the company needs to be brought to approval of the shareholders.

Our compensation, nominating and corporate governance charter sets forth the responsibilities of the compensation, nominating and corporate committee, which include:

∎	the responsibilities set forth in the compensation policy;

∎	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

∎	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

In addition, our compensation, nominating and corporate governance committee is responsible for:

∎	overseeing our corporate governance functions on behalf of the board;

∎	making recommendations to the board regarding corporate governance issues;

∎	identifying and evaluating candidates to serve as our directors consistent with the criteria approved by the board;

∎	reviewing and evaluating the performance of the board;

∎	serving as a focal point for communication between director candidates, non-committee directors and our management;

∎	selecting or recommending to the board for selection candidates to the board; and

∎	making other recommendations to the board regarding affairs relating to our directors.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer, Chief Financial Officer, President, Israeli Operation and other two most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, under regulations promulgated under the Israeli Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders (as defined under the Israeli Companies Law) on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the notice (which is generally part of the proxy statement) for our 2018 annual general meeting of shareholders, which will be filed under cover of a Report of Foreign Private Issuer on Form 6-K and we may elect to provide such information at an earlier date.

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

∎	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

∎	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

∎	an office holder (including a director) of the company (or a relative thereof); or

∎	a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures, and to report to the chief executive officer, the chairman of the board and the chairman of the audit committee. The internal auditor is entitled to receive notice of audit committee meetings and to participate in

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them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor. The internal auditor is responsible for preparing a proposal for an annual or periodical audit plan and submit such plan to the board of directors or the audit committee for their approval. We intend to appoint an internal auditor following the closing of this offering.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Executive Officers and Directors” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty includes an obligation that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

∎	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

∎	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

∎	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

∎	refrain from any activity that is competitive with the company;

∎	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

∎	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an action or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

A personal interest also includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such person has no personal interest in the matter. An office holder is not, however, required to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Israeli Companies Law, an “extraordinary transaction” is defined as any of the following:

∎	a transaction other than in the ordinary course of business;

∎	a transaction that is not on market terms; or

∎	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

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If it is determined that an office holder has a personal interest in a transaction, which is not an extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the company’s interest or that is not performed by the office holder in good faith.

An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors.

The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director generally requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Majority Approval for Compensation. If the shareholders of a company do not approve the compensation terms of office holders at a meeting of the shareholders, other than directors, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by simple majority, in that order, and under certain circumstances, a Special Majority Approval for Compensation.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

The approval of the audit committee, the board of directors and the shareholders of the company, in that order, is required for (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (iii) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (iv) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

∎	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or

∎	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the aggregate voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years and under certain conditions, five years from a company’s initial public offering, approval is required at the end of

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such period unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors or other office holders, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval under certain conditions.

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

∎	an amendment to the company’s articles of association;

∎	an increase of the company’s authorized share capital;

∎	a merger; or

∎	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include a controlling shareholder, a shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and a shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. A company may not exculpate in advance a director from liability arising out of a breach of the duty of care with respect to a distribution.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

∎	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

∎

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such

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investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

∎	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

∎	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

∎	a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

∎	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

∎	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

∎	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

∎	an act or omission committed with intent to derive illegal personal benefit; or
∎	a fine, civil fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers.”

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We maintain directors and officers liability insurance for the benefit of our office holders to the fullest extent permitted by the Israeli Companies Law. In addition, we have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association and Israeli law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at www.urogen.com. Information contained on, or

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that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Executive Officers and Directors

The aggregate compensation paid and equity-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2016 was $1.8 million. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

During the year ended December 31, 2016, our directors and executive officers were granted options to purchase 96,000 ordinary shares, at a weighted-average exercise price of $5.00 per share under our 2010 Israeli Share Option Plan. As of December 31, 2016, options to purchase 874,828 ordinary shares and restricted share units covering 304,000 ordinary shares, granted to our directors and executive officers, remained outstanding. Since our initial public offering, our board of directors has approved certain modifications and new terms of compensation for our directors and office holders (as such term is used under Israeli law). Under Israeli law, modifications or new compensation to directors and other office holders that was approved by the board prior to adoption of a compensation policy, or which is inconsistent with the Company’s stated compensation policy from the guidelines of the compensation policy, would generally be subject to shareholder approval. We intend to call a shareholders’ meeting to approve such matters.

We intend to adopt a compensation policy in accordance with the Israeli Companies Law.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company, other than our employment agreement with our Chief Executive Officer.

Agreements with Executive Officers; Consulting and Directorship Services Provided by Directors

We have entered into written employment agreements with all of our executive officers. These agreements contain standard provisions for a company in our industry regarding non-solicitation, confidentiality of information, non-competition and assignment of inventions. Our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. In addition, we have entered into an agreement for management services with the chairman of our board of directors. See “Certain Relationships and Related Party Transactions—Agreements and Arrangements with, and Compensation of, Directors and Executive Officers” for additional information.

Equity Incentive Plans

2017 Equity Incentive Plan

Our board of directors adopted our 2017 Equity Incentive Plan, or our 2017 Plan, in March 2017 and our shareholders approved our 2017 Plan in April 2017. Our 2017 Plan provides for the grant of incentive stock options to our employees and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of stock awards to our employees, directors and consultants.

Authorized Shares. The maximum number of ordinary shares that may be issued under our 2017 Plan as of the date of this prospectus is 1,400,000. In addition, the number of ordinary shares reserved for issuance under our 2017

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Plan will automatically increase on January 1st of each calendar year, from January 1, 2018 through January 1, 2026, so that the number of such shares reserved for issuance will equal 12% of the total number of ordinary shares outstanding on the last day of the calendar month prior to the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of ordinary shares that may be issued upon the exercise of incentive stock options under our 2017 Plan is 5,600,000.

Ordinary Shares subject to stock awards granted under our 2017 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2017 Plan. Additionally, shares issued pursuant to stock awards under our 2017 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2017 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2017 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2017 Plan, our board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of an Ordinary Share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements.

Section 162(m) Limits. At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 230,000 of our ordinary shares under the 2017 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our ordinary shares on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 230,000 of our ordinary shares or a performance cash award having a maximum value in excess of $3.0 million under our 2017 Plan. The limitations are designed to allow us to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code.

Stock Options. Incentive stock options and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Ordinary Shares on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors, or a duly authorized committee of our board of directors, and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any other form of legal consideration that may be acceptable to our board of directors, or a duly authorized committee of our board of directors, and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms.

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If a participant’s service relationship with us ceases for any reason, we may receive through a forfeiture condition or a repurchase right any or all of the Ordinary Shares held by the participant that have not vested as of the date the participant terminates service with us.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Ordinary Shares on the date of grant. A stock appreciation right granted under the 2017 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Ordinary Shares. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2017 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2017 Plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Transactions. Our 2017 Plan provides that in the event of certain specified significant transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but our Ordinary Shares outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards: (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us, (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board or (6) make a payment, in the form determined by the board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise.

In the event of a change in control, awards granted under the 2017 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2017 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately prior to the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders, (4) our stockholders approve and the board approves

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a plan of complete dissolution or liquidation or a complete dissolution or liquidation of the Company otherwise occurs except for a liquidation into a parent corporation and (5) a circumstance in which the members of the Incumbent Board (as defined in the 2017 Plan) no longer constitute a majority of the members of the board.

Transferability. A participant may not transfer stock awards under our 2017 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2017 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate our 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2017 Plan. No stock awards may be granted under our 2017 Plan while it is suspended or after it is terminated.

Acceleration Upon Death. Our 2017 Plan provides that if a participant dies while in a service relationship with us, all vested options and stock appreciation rights held by the participant as of the date of death shall be exercisable by the participant’s estate, by a person who acquired the right to exercise the option or stock appreciation right by bequest or inheritance, or by a person designated to exercise the option or stock appreciation right upon the participant’s death, but only within the period ending on the earlier of (i) the date 18 months following the date of death (or such longer or shorter period specified in the participant’s award agreement), and (ii) the expiration of the term of such option or stock appreciation right as set forth in the award agreement.

2017 Israeli Equity Incentive Sub Plan

Our 2017 Israeli Equity Incentive Sub Plan governs equity awards granted to our Israeli employees, directors and service providers. The 2017 Israeli Equity Incentive Sub Plan was adopted under our 2017 Equity Incentive Plan. The 2017 Israeli Equity Incentive Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance New Version, 5721—1961, or the Ordinance, and the rules and regulations promulgated thereunder. in June 2017, we submitted the 2017 Israeli Equity Incentive Sub Plan to the Israeli Tax Authority, or the ITA, and it is effective with respect to awards granted from 30 days thereafter. The 2017 Israeli Equity Incentive Sub Plan provides for awards to be granted to those of our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. For more information regarding the “capital gains track,” see “—2010 Israeli Share Option Plan.” The 2017 Israeli Equity Incentive Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

2010 Israeli Share Option Plan

In September 2010, we adopted our 2010 Israeli Share Option Plan, or the 2010 Plan. The 2010 Plan provides for the grant of share options and restricted share units to our company’s employees, non-employee directors and consultants. The reserved pool of shares under the 2010 Plan is 2,701,579 shares. On March 29, 2017, our board resolved that as of the consummation of our initial public offering, shares that are forfeited, cancelled, terminated or expire unexercised under the 2010 Plan shall not be available for issuance under new awards.

The 2010 Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Ordinance and the rules and regulations promulgated thereunder. Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options,

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such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

The 2010 Plan provides for awards to be granted to our employees or those of our affiliates, directors and officers who are not controlling shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2010 Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and controlling shareholders, who are not eligible for such special tax treatment.

The 2010 Plan is administered by our board of directors. Although awards under the 2010 Plan may be granted until 10 years after the effective date of the 2010 Plan, as of the consummation of our initial public offering, we stopped granting additional awards under the 2010 Plan.

The terms of options granted under the 2010 Plan, including the exercise price, vesting provisions and the duration are determined by our board of directors and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and, generally, shall expire for employees 90 days following termination of the service of the grantee, and in the case of retiring directors, not later than nine months following our listing on the NASDAQ Global Market.

Restricted share units are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as our board of directors may determine in an award agreement. Restricted share units are payable in cash, ordinary shares of equivalent value or a combination thereof.

In the event of any dividend (excluding any ordinary dividend) or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares or similar event (including a change in control) that affects the ordinary shares, the board of directors will make any such adjustments in such manner as it may deem equitable, including any or all of the following: (i) adjusting the number of shares available for grant under the 2010 Plan, and (ii) providing for a substitution or assumption of awards.

All unvested options shall vest in their entirety upon (i) the sale of all or substantially all of the shares of the Company, (ii) a merger, consolidation or reorganization in which the Company is not the surviving entity, or (iii) the sale, transfer or disposition of all or substantially all of the assets of the Company. Further, in such event the optionholders may elect to exchange the options for ordinary shares on a cashless exercise basis.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2017 by:

∎	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

∎	each of our directors and executive officers individually; and

∎	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of June 30, 2017 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 13,009,504 ordinary shares outstanding as of June 30, 2017.

As of June 30, 2017 and based on their reported registered office, 115 of our shareholders were U.S. persons, holding in aggregate approximately 49.9% of our outstanding ordinary shares immediately prior to this offering. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. See “Description of Share Capital—Voting Rights.” A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

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Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o UroGen Pharma Ltd., 9 Ha’Ta’asiya St., Ra’anana 4365007, Israel.

	NUMBER AND PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED PRIOR TO OFFERING		PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED AFTER THE OFFERING
			ASSUMING NO EXERCISE OF OPTION (14)		ASSUMING FULL EXERCISE OF OPTION (14)
NAME OF BENEFICIAL OWNER	NUMBER	PERCENT	PERCENT		PERCENT
5% or Greater Shareholders
Arkin Communication Ltd. (1)	1,643,658	12.6%		%		%
Pontifax (Israel) III Limited Partnership (2)	885,066	6.8%		%		%
Pontifax Cayman III Limited Partnership (3)	558,165	4.3%		%		%
ProQuest Investments IV, L.P. (4)	1,449,745	11.1%		%		%
Directors and Executive Officers
Arie Belldegrun, M.D. (5)	258,693	2.0%		%		%
Ron Bentsur (6)	214,483	1.6%		%		%
Fred Cohen, M.D.(7)	2,500	*
Kathryn Falberg (8)	3,334	*
Cynthia Butitta	—	—		%		%
Pini Orbach, Ph.D. (9)	19,241	*
Stuart Holden, M.D. (10)	16,000	*		%		%
Gil Hakim (11)	237,934	1.8%		%		%
Gary Titus (12)	83,641	0.6%
Ran Nussbaum (13)	1,433,231	11.1%		%		%
Mark Schoenberg, M.D.	118,400	*		%		%
All directors and executive officers as a group (11 persons)	2,374,913	17.2%		%		%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
(1)	Consists of 1,643,658 ordinary shares. Mr. Moshe Arkin is the sole beneficial owner of Arkin Communication Ltd. The percentage ownership of Arkin Communication Ltd. decreased from 21.0% as of March 31, 2017. The address of Arkin Communication Ltd. is 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel.
(2)	Consists of 869,674 ordinary shares and 15,392 ordinary shares issuable upon exercise of outstanding options. Does not include 28,633 ordinary shares issuable upon exercise of outstanding options which have not vested. Pontifax Management Fund III L.P. is the general partner of Pontifax (Israel) III Limited Partnership, and Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Tomer Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by Pontifax (Israel) III Limited Partnership. The percentage ownership of Pontifax (Israel) III Limited Partnership decreased from 11.4% as of March 31, 2017. The address of Pontifax (Israel) III Limited Partnership is 14 Shenkar St., Herzliya 4672514, Israel.
(3)	Consists of 551,013 ordinary shares and 7,152 ordinary shares issuable upon exercise of outstanding options. Does not include 13,367 ordinary shares issuable upon exercise of outstanding options which have not vested. Pontifax Management Fund III L.P. is the general partner of Pontifax Cayman III Limited Partnership, and Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Tomer Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by Pontifax Cayman III Limited Partnership. The percentage ownership of Pontifax (Israel) III Limited Partnership decreased from 5.3% as of March 31, 2017. The address of Pontifax Cayman III Limited Partnership is 14 Shenkar St., Herzliya 4672514, Israel.
(4)	Consists of 1,449,745 ordinary shares. ProQuest Associates IV LLC is the managing member and sole general partner of ProQuest Investments VI, L.P. Jay Moorin and Alain Schreiber are the managing members of ProQuest Associates IV LLC and, as such, hold voting and/or dispositive power over the shares held by ProQuest Investments IV, L.P. The percentage ownership of ProQuest Investments IV, L.P. increased from 10.2% as of March 31, 2017. The address of ProQuest Investments IV, L.P. is 2430 Vanderbilt Beach Road, 108-190, Naples, FL 34109, USA.

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(5)	Consists of (i) 84,211 ordinary shares and 174,482 ordinary shares issuable upon exercise of outstanding options. Does not include 130,000 ordinary shares issuable upon exercise of outstanding options which have not vested.
(6)	Consists of 33,683 ordinary shares and 180,000 ordinary shares issuable upon exercise of outstanding options. Does not include 203,200 ordinary shares issuable upon exercise of outstanding options which have not vested.
(7)	Consists of 2,500 ordinary shares issuable upon exercise of outstanding options. Does not include 37,500 ordinary shares issuable upon exercise of outstanding options which have not vested.
(8)	Consists of 3,334 ordinary shares issuable upon exercise of outstanding options. Does not include 36,666 ordinary shares issuable upon exercise of outstanding options which have not vested.
(9)	Consists of 6,414 ordinary shares issuable upon exercise of outstanding options. Does not include 42,000 ordinary shares issuable upon exercise of outstanding options which have not vested.
(10)	Consists of 16,000 ordinary shares.
(11)	Consists of 23,033 ordinary shares and 214,901 ordinary shares issuable upon exercise of outstanding options. Does not include 92,000 ordinary shares issuable upon exercise of outstanding options which have not vested.
(12)	Consists of 16,841 ordinary shares and 66,800 ordinary shares issuable upon exercise of outstanding options. Does not include 85,200 ordinary shares issuable upon exercise of outstanding options which have not vested.
(13)	Consists of beneficial ownership of securities held by Pontifax (Israel) III Limited Partnership and Pontifax Cayman III Limited Partnership described in notes 2 and 3 above.
(14)	Underwriters’ option to purchase additional ordinary shares, as set out on the cover page of this prospectus.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Shareholders

Registration rights agreement

We have entered into an investors’ rights agreement dated September 18, 2014, as amended on October 1, 2015 and on April 12, 2016, or the Registration Rights Agreement, with certain of our shareholders. The Registration Rights Agreement provides that certain holders of our ordinary shares have the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. Any registration rights with respect to this offering have been waived. The registration rights are described in more detail under “Description of Share Capital—Registration Rights.” All rights under the Registration Rights Agreement, other than the registration rights, terminated upon the closing of our initial public offering.

Telormedix SA agreement

We have entered into an asset purchase agreement, or the agreement, dated as of October 1, 2015, with Telormedix SA. Also on October 1, 2015, we entered into the 2015 Share Purchase Agreement, as further described below, pursuant to which ProQuest, which beneficially owns 62.6% of Telormedix, became a 10% beneficial owner of the company. Pursuant to the 2015 Share Purchase Agreement, ProQuest appointed Stuart Holden, M.D., who was a member of the board of directors of Telormedix, to our board of directors. Pursuant to the agreement, we purchased all of the intellectual property assets of Telormedix in consideration for an aggregate amount of 691,200 Series A preferred shares, which converted to ordinary shares in connection with our initial public offering. Upon the occurrence of each of three specified regulatory milestones, we are required to issue an additional 92,800 ordinary shares to Telormedix, for an aggregate potential maximum amount of 278,400 ordinary shares. In April 2017, Telormedix transferred 135,200 Series A preferred shares and the right to receive an additional aggregate of 54,462 Series A preferred shares upon the occurrence of the milestones to ProQuest, and 80,800 Series A preferred shares and the right to receive an additional 32,538 Series A preferred shares upon the occurrence of the milestones to Aravis Venture I L.P.

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

Employment agreements

We have entered into written employment agreements with each of our executive officers. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law. The agreements are terminable by us at will, subject to prior notice, which varies for each individual. Our executive officers will not receive benefits upon termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment. However, Ron Bentsur, our Chief Executive Officer, Gary Titus, our Chief Financial Officer, and Mark Schoenberg, our Chief Medical Officer will be entitled to accelerated vesting of their restricted stock units and stock options, respectively, in the event of termination without cause.

Consulting and option agreements

We entered into an agreement with our chairman of the board of directors, Arie Belldegrun, M.D., for management services pertaining to the development of our business. These services included serving as chairman of the board of directors, assisting us in our financing activities and overseeing our clinical development activities. In consideration of these services, as of December 31, 2016, we had issued Dr. Belldegrun options under our 2010 Israeli Share Option Plan to purchase 128,000 ordinary shares at $4.02 per share and 166,482 ordinary shares at $5.00 per share. The agreement had no fixed term and was terminable at will (i) by Dr. Belldegrun upon 30 days’ prior written notice and (ii) by us at any time pursuant to the directions of our board of directors or shareholders. The agreement contained customary provisions and representations, including confidentiality and inventions assignment undertakings by Dr. Belldegrun. On March 29, 2017, our board resolved to terminate the agreement.

We have also entered into an option agreement with our non-executive directors Pini Orbach and Stuart Holden and option agreements with Pontifax (Israel) III Limited Partnership and Pontifax Cayman III Limited Partnership, which

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are represented by our non-executive director Ran Nussbaum, according to which each was granted options under our 2010 Israeli Share Option Plan in the number and on the terms set out in the section above titled “Principal Shareholders.”

We have also entered into an option agreement with our non-executive directors Pini Orbach, Kathryn E. Falberg, Fred Cohen, Cynthia Butitta and Stuart Holden and option agreements with Pontifax (Israel) III Limited Partnership and Pontifax Cayman III Limited Partnership, which are represented by our non-executive director Ran Nussbaum, pursuant to which each was granted options under our 2017 Equity Incentive Plan in the amount and on the terms set out in the “Principal Shareholders” table above.

Financing agreements

Between 2012 and 2015, Arkin Communications Ltd. or Arkin, which appointed Pini Orbach, Ph.D., to our board of directors, Pontifax (Israel) III Limited Partnership, or Pontifax IL, and Pontifax Cayman III Limited Partnership, or Pontifax CM, which appointed Ran Nussbaum to our board of directors, Shirat HaChaim Ltd., or Shirat HaChaim, a company controlled by Chaim Hurvitz, who served as our director until December 2017, Bellco Capital LLC, or Bellco, through several entities controlled by it (the beneficial owners of Bellco Capital are Rebecka Belldegrun, M.D. and our chairman Arie Belldegrun, M.D.) and ProQuest Investments IV, L.P., or ProQuest, which appointed Stuart Holden, M.D. to our board of directors, invested in the company an aggregate amount of approximately $22.4 million in consideration of the securities described below:

From January 2012 through July 2013, we entered into share purchase agreements with Pontifax IL, Pontifax CM, Shirat HaChaim and other investors, pursuant to which the company issued to the investors 1,375,233 ordinary shares at $5.00 per share, of which 272,691, 127,308 and 100,000 ordinary shares were issued to Pontifax IL, Pontifax CM and Shirat HaChaim, respectively.

On September 18, 2014, we entered into the 2014 Share Purchase Agreement with Arkin, Pontifax IL, Pontifax CM, Shirat HaChaim and other investors, pursuant to which the company issued to the investors 1,456,573 Series A preferred shares at $5.94 per share and 728,312 warrants exercisable into shares of Series A-1 preferred shares at $7.81 per share, of which 757,894, 172,224, 80,402 and 84,210 shares and 378,950, 86,112, 40,204 and 42,105 warrants were issued to Arkin, Pontifax IL, Pontifax CM and Shirat HaChaim, respectively.

On October 1, 2015, we entered into the 2015 Share Purchase Agreement with ProQuest, Arkin, Pontifax IL, Pontifax CM, Shirat HaChaim, Bellco and other investors, pursuant to which the company issued to the investors 3,045,654 Series A preferred shares at $5.94 per share, of which 842,105, 589,475, 390,380, 182,252, 168,422 and 84,211 shares were issued to ProQuest, Arkin, Pontifax IL, Pontifax CM, Shirat HaChaim and Bellco, respectively.

Lease agreement

Our U.S. subsidiary, UroGen Pharma, Inc., entered into a lease agreement, dated as of September 15, 2017 and commencing as of October 2017, for office space in New York, which serves as the headquarters for our U.S. subsidiary. Prior to that, our U.S. subsidiary entered into a lease agreement, dated as of November 2015 and commencing as of May 2016, for office space in New York, which served as the headquarters for our U.S. subsidiary. Our U.S. subsidiary shared the office space equitably with Kite Pharma, Inc., a Delaware corporation, who was a co-signatory to such lease agreement. Arie Belldegrun, M.D., our chairman, served until November 2017 as the Chairman and Chief Executive Officer of Kite Pharma until its acquisition in November 2017 by Gilead Sciences, Inc.

Indemnification agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

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Other Relationships

Family members of Chaim Hurvitz, our former director, beneficially own more than 10% of Pontifax IL and Pontifax CM.

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DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our amended and restated articles of association are summaries and do not purport to be complete. Our amended and restated articles of incorporation are filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part.

General

Our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.01 per share, of which 13,178,400 shares are issued and outstanding as of September 30, 2017.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

All ordinary shares have identical voting and other rights in all respects.

Registration Number and Purpose of the Company

Our registration number with the Israeli Registrar of Companies is 513537621. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect all of our directors.

Under our amended and restated articles of association, our board of directors must consist of at least five and not more than nine directors. Our board of directors consists of eight directors.

Pursuant to our amended and restated articles of association, each of our directors is appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Each director serves until the next annual general meeting following his or her election and his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority of the aggregate voting power of our company at a general meeting of our shareholders or until his or her office expires by operation of law. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors, including filling empty board seats up to the maximum number of directors permitted under our articles of association, to serve until the next annual general meeting of shareholders. Our amended and restated articles of association do not have a retirement age requirement for our directors.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

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Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as extraordinary meetings. Our board of directors may call extraordinary meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors, or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power, or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

∎	amendments to our articles of association;

∎	appointment or termination of our auditors;

∎	appointment of external directors (if applicable);

∎	approval of certain related party transactions;

∎	increases or reductions of our authorized share capital;

∎	a merger; and

∎	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual general meeting or extraordinary meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law, shareholders of a public company are not permitted to take action by way of written consent in lieu of a meeting.

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Under Israeli Companies Law, whenever we cannot convene or conduct a general meeting in the manner prescribed under the law or our articles of association, the court may, upon our, shareholders’ or directors’ request, order that we convene and conduct a general meeting in the manner the court deems appropriate.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law who hold or represent between them at least 33 1/3% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended and restated articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) requires the approval described above under “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” Additionally, (i) the approval and extension of a compensation policy and certain deviations therefrom require the approvals described above under “Management—Compensation, Nominating and Corporate Governance Committee and Compensation Policy—Israeli Companies Law Requirements,” and (ii) the terms of employment or other engagement of the chief executive officer of the company require the approvals described above under “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” Under our amended and restated articles of association, (i) the removal of a director from office requires the adoption of a resolution at a general meeting of shareholders by a majority of the aggregate voting rights of our company, and (ii) the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Further exceptions to the simple majority vote requirement are a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, that governs the settlement of debts and reorganization of a company, which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Israeli Companies Law and our amended and restated articles of association, the rights attached to any class of shares, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the

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holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association.

Registration Rights

We have entered into the Registration Rights Agreement with certain of our shareholders as part of the 2014 Share Purchase Agreement. As of the date of this prospectus, holders of a total of                  of our ordinary shares have the right to require us to register these shares under the Securities Act under specified circumstances and have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

If at any time after 180 days after the effective date of our initial public offering registration statement, we receive a request from holders of at least 30% of the registrable securities then outstanding that we file a Form F-1 registration statement with respect to registrable securities then outstanding having an anticipated aggregate offering price of at least $5.0 million, then we shall (a) within 10 days after the date such request is given, give demand notice to all holders other than the initiating holders; and (b) as soon as practicable, and in any event within 60 days after the date such request is given by the initiating holders, file a Form F-1 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders, as specified by notice given by each such holder to us within 20 days of the date the demand notice is given.

We will not be obligated to file a registration statement at such time if in the good faith judgment of our board of directors, such registration would be materially detrimental to us and our shareholders, because such action would (a) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us; (b) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential; or (c) render us unable to comply with requirements under the Securities Act or Exchange Act. In such event we may defer the requested filing for a period of not more than 60 days. We may not invoke this right more than once in any 12-month period and, during such 60 day period, we shall not register any securities for our own account or that of any other shareholder other than in an “Excluded Registration”: (i) a registration relating to the sale of securities to our or a subsidiary’s employees pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities; or (iv) a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.

In addition we shall not be obligated to effect, or to take any action to effect, any demand registration (a) during the period that is 60 days before our good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, our initiated registration, provided that we are actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (b) after we have effected two demand registrations; or (c) if the initiating holders propose to dispose of shares of registrable securities that may be immediately registered on Form F-3.

Form F-3 Registration Rights

If at any time when we are eligible to use a Form F-3 registration statement, we receive a request from holders of the registrable securities then outstanding that we file a Form F-3 registration statement with respect to outstanding registrable securities of such holders having an anticipated aggregate offering price of at least $3.0 million, then we shall (a) within 10 days after the date such request is given, give a demand notice to all holders other than the initiating holders; and (b) as soon as practicable, and in any event within 45 days after the date such request is given by the initiating holders, file a Form F-3 registration statement under the Securities Act covering all registrable securities requested to be included in such registration by any other holders, as specified by notice given by each such holder to us within 20 days of the date the demand notice is given.

We shall not be obligated to effect, or to take any action to effect, any Form F-3 registration (a) during the period that is 30 days before our good faith estimate of the date of filing of, and ending on a date that is 90 days after the

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effective date of, our initiated registration, provided that we are actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (b) if we have effected two Form F-3 demand registrations within the 12-month period immediately preceding the date of such request. A Form F-3 registration shall not be counted as “effected” until such time as the applicable registration statement has been declared effective by the SEC, unless the initiating holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement, in which case such withdrawn registration statement shall be counted as “effected.”

Piggyback Registration Rights

In addition, if we propose to register (including, for this purpose, a registration effected by us for shareholders other than the holders) any of our securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), we shall, at such time, promptly give each holder notice of such registration. Upon the request of each holder given within 20 days after such notice is given by us, we shall, subject to underwriter requirements, cause to be registered all of the registrable securities that each such holder has requested to be included in such registration. We shall have the right to terminate or withdraw any registration initiated by us before the effectiveness of such registration, whether or not any holder has elected to include registrable securities in such registration. The expenses of such withdrawn registration shall be borne by us. Any piggyback registration rights with respect to this offering have been waived.

Other Provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand or piggyback registration. The demand, Form F-3 and piggyback registration rights described above will expire with respect to each holder of registrable securities upon such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Termination of Registration Rights

No holder shall be entitled to exercise any registration rights after, and all such rights shall terminate upon the earlier to occur of (a) (i) any dissolution or liquidation of us; (ii) the proper commencement, by or against us, of any bankruptcy or insolvency proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary and (iii) the appointment of a receiver or liquidator to all or substantially all of our assets, and (b) the fifth anniversary of the completion of our initial public offering.

In addition, the registration rights shall terminate as to any shares of registrable securities when such shares have been (i) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them, or (ii) publicly sold pursuant to Rule 144.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of

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the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (i) the shareholders who did not respond to or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special Tender Offer

The Israeli Companies Law provides that, subject to certain exceptions, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) the offeror acquired shares representing at least 5% of the voting power in the company and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares held by shareholders who object to the offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any of their relatives or any entity controlled by them). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the tender offer rules under the Israeli Companies Law, will have no rights and will become dormant shares.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shareholders. In the case of the target company, approval of the merger further requires a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the

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merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger is filed with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures under Israeli Law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares and voting at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021. Its telephone number is +1 (201) 680-4503.

Listing

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “URGN.”

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional ordinary shares with respect to this offering and assuming no exercise of options outstanding following this offering, we will have an aggregate of              ordinary shares outstanding upon the closing of this offering. Of these shares, the              ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act, or Rule 144), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below, or purchased by certain existing investors and their affiliated entities who are subject to lock-up agreements.

The remaining              ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our ordinary shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Eligibility of Restricted Shares for Sale in the Public Market

Approximately              of our ordinary shares will be eligible for resale pursuant to Rule 144 after 90 days following the pricing of this offering as follows:

∎	with respect to non-affiliates of our company who will hold an aggregate of ordinary shares upon the consummation of this offering, following the expiration of a non-affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144; and

∎	with respect to affiliates of our company who will hold an aggregate of ordinary shares upon the consummation of this offering, following the expiration of an affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144, and subject to the volume, manner of sale and other limitations under Rule 144 applicable to securities held by affiliates.

In each case, certain shares will also be subject to the contractual restrictions arising under the lock-up agreements described below.

Lock-Up Agreements

All of our directors and executive officers and certain shareholders affiliated with our directors have signed lock-up agreements. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC and     . Jefferies LLC and                 may, in their sole discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement.

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our ordinary shares for six months or more, including the holding period of any prior

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owner other than one of our affiliates (i.e., commencing when the shares were acquired from our company or from an affiliate of our company as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any three-month period, to the greater of:

∎	1% of the number of ordinary shares then outstanding; or

∎	the average weekly trading volume of our ordinary shares on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the six-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the ninety days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased ordinary shares from us under our 2010 Israeli Share Option Plan or other written agreement before the closing of our initial public offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described in “Underwriting—Lock-up Agreements,” may be sold beginning 90 days after the closing of our initial public offering in reliance on Rule 144 by:

∎	persons other than affiliates, without restriction; and

∎	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Options and RSUs

As of September 30, 2017, restricted share units and options to purchase a total of 2,912,663 ordinary shares were issued and outstanding. Substantially all of our ordinary shares issuable under these options or restricted share units are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statement

We have filed a registration statement on Form S-8 under the Securities Act to register up to 1,400,000 ordinary shares, in the aggregate, issued or reserved for issuance under the 2017 Equity Incentive Plan.

We have filed a registration statement on Form S-8 under the Securities Act to register up to 2,486,858 ordinary shares, in the aggregate, issued or reserved for issuance under the 2010 Israeli Share Option Plan.

Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement are, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

for sale in the open market immediately unless they are subject to a lock-up period or, if subject to the lock-up, immediately after the lock-up period expires. See “Management—Equity Incentive Plans—2017 Equity Incentive Plan” and “Management—Equity Incentive Plans—2010 Israeli Share Option Plan.”

Registration Rights

Holders of a total of                  ordinary shares have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information on these registration rights, see “Description of Share Capital—Registration Rights.”

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences in your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss certain tax benefits, including under the Law for Encouragement of Capital Investments, 5719-1959, to which we may become eligible in the future if we establish a manufacturing facility for our products in Israel. This summary also does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, the appropriate tax authorities or the courts may not accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 24% of a company’s taxable income (to be reduced to 23% in 2018 and thereafter). In addition, capital gains realized by Israeli companies are subject to tax at the regular corporate tax rate.

Taxation of our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. Capital gain is generally subject to tax at the corporate tax rate of 24% in 2017 (to be reduced to 23% in 2018 and thereafter) if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a substantial shareholder at the time of sale or at any time during the preceding 12-month period. A person is considered to be a substantial shareholder if it holds, directly or indirectly, alone or together with another affiliated party, 10% or more of a company’s means of control, which include, among other things, voting rights, the right to receive profits of the company, the right to receive proceeds upon liquidation and the right to appoint a director.

Notwithstanding the foregoing, a non-Israeli resident who derives capital gains from the sale of our shares that were purchased after the shares were listed for trading on the NASDAQ is exempt from Israeli tax on such capital gains so long as they were not attributable to a permanent establishment that the non-resident maintains in Israel. In the case of a shareholder that is a corporation, in order for it to qualify as a non-Israeli resident for these purposes, it must be incorporated in, as well as managed and controlled from, a jurisdiction other than the State of Israel, and persons who are Israeli residents may not either: (i) have a controlling interest (directly or indirectly, alone or together with another, or together with another Israeli resident) exceeding 25% in one or more of the means of control in such corporation or (ii) be the beneficiaries of, or entitled to, 25% or more of the revenues or profits of such corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. In transactions involving a sale of all of the shares of an Israeli resident

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

company, such as a merger or other transaction, the Israel Tax Authority may, among other things, require from shareholders who are not liable for Israeli tax the execution of a declaration in the form specified by that authority or a specific exemption from the Israeli Tax Authority to confirm their status as non-Israeli residents may be required to be presented, and, in the absence of such declaration or exemption, may require the purchaser of the shares to withhold taxes.

In addition, with respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances, but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority, allowing for such reduced withholding tax rate). With respect to a person who is considered a substantial shareholder at the time of receiving the dividend or at any time during the preceding 12 months, subject to the terms of an applicable tax treaty, the applicable withholding tax rate is 30%.

Under the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, or the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for the purposes of the U.S.-Israel Tax Treaty) is 25%. However, with regard to dividends paid to a U.S. resident corporation which held 10% or more of our outstanding voting rights throughout the taxable year in which the dividend was distributed and which maintained its shareholdings at or above such threshold during the entire previous taxable year, the maximum rate of withholding tax is generally 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.

U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

Excess Tax. Individuals who are subject to tax in Israel, whether an Israeli resident or a non-Israeli resident, are also subject to an additional tax on annual income exceeding NIS 640,000 in 2017 and thereafter (linked to the Israeli consumer price index) at a rate of 3%, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ordinary shares. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws are not discussed. This summary applies only to investors who hold the ordinary shares as capital assets (generally, property held for investment) and who have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and the U.S.-Israel Tax Treaty, all as in effect as of the date of this offering. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:

∎	U.S. expatriates and certain former citizens or long-term residents of the United States;

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

∎	persons subject to the alternative minimum tax;

∎	persons holding our ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment for U.S. federal income tax purposes;

∎	banks, insurance companies, and other financial institutions;

∎	real estate investment trusts and regulated investment companies;

∎	brokers, dealers, and traders in securities, commodities or currencies;

∎	partnerships, S corporations, and other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

∎	tax-exempt organizations and governmental organizations;

∎	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

∎	persons that own, directly, indirectly or constructively 10% or more of our stock;

∎	persons that hold their shares through a permanent establishment or fixed base outside the United States; and

∎	persons deemed to sell our ordinary shares under the constructive sale provisions of the Code.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is or is treated as any of the following:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎	a trust that (1) is subject to the supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds our ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partnerships holding our ordinary shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable to them.

As indicated below, this entire discussion is subject to the discussion of the U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

Passive Foreign Investment Company Considerations

If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

We must determine our PFIC status annually based on tests (described below) which are factual in nature, and our status will depend on our income, assets and activities each year. In addition, our status as a PFIC may depend on how quickly we use the cash proceeds from this offering in our business. We do not believe that we were classified as a PFIC for the taxable year ending December 31, 2017. However, based upon the expected nature and composition of our income and assets, we presently anticipate that we will be classified as a PFIC for the taxable year ending December 31, 2018. We cannot provide any assurances regarding our PFIC status for the current or future taxable years, and our U.S. tax counsel has not provided any opinion regarding our PFIC status.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a CFC for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and generally includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above unless the holder makes a so-called “purging election” with respect to our ordinary shares. U.S. Holders should consult with their tax advisors regarding the availability and consequences of any PFIC purging elections.

If we are a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of aggregate distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed under “Taxation of Dividends and Other Distributions on our Ordinary Shares.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. If a U.S. Holder makes the mark-to-market election, then in lieu of being subject to the tax and interest change rules disclosed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement are disregarded).

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

The NASDAQ Global Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder.

We do not currently intend to provide the information necessary for U.S. Holders to make QEF elections. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section will apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs. A mark-to-market election cannot be made with respect to the stock of any of our subsidiaries.

Each U.S. Holder that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations,” above, the gross amount of any distribution to you with respect to our ordinary shares will be included in your gross income as dividend income when actually or constructively received to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a return of your tax basis in our ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that the entire amount of any distribution will generally be reported as dividend income. Any dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

If we are not a PFIC for a given year in which a dividend is paid and the taxable year preceding the dividend, non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below). We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the U.S.-Israel Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Israel Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” above, if the U.S.-Israel Tax Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements. The dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. As discussed in “Taxation—Israeli Tax Considerations and Government Programs,” payments of dividends by us may be subject to Israeli withholding tax. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Israeli taxes withheld by us, and as then having paid over the withheld taxes to the Israeli taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from us with respect to the payment. Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Any tax withheld with respect to distributions on our ordinary shares at the rate applicable to a U.S. Holder may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

us with respect to our ordinary shares generally will constitute “passive category income” or “general category income.” The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Disposition of the Ordinary Shares

Subject to the discussion above under “—Passive Foreign Investment Company Considerations,” you will recognize gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized on the disposition of the ordinary share and your adjusted tax basis in the ordinary share. The tax basis in an ordinary share generally will be the cost of such ordinary share. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you have held the ordinary share for more than one year at the time of sale, exchange or other taxable disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Any such gain or loss you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Additional Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our ordinary shares. Information reporting will generally apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payer or U.S. middleman, to a holder of our shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

∎	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

∎	furnishes an incorrect taxpayer identification number;

∎	is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

∎	fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders should consult their tax advisors regarding the possible implications of these tax return disclosure obligations.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2018, Jefferies LLC, 520 Madison Avenue, New York, New York 10022, and                 , are serving as the representatives of the underwriters named below and the joint book-running managers for this offering. Pursuant to such agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ordinary shares shown opposite its name below:

UNDERWRITER	NUMBER OF ORDINARY SHARES
Jefferies LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $        per ordinary share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $        per ordinary share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	PER ORDINARY SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITH OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITH OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We also have agreed to reimburse the underwriters for up to $        for certain expenses incurred in connection with this offering, including for their FINRA counsel fee. In accordance with FINRA Rule 5110, these reimbursed expenses are deemed underwriting compensation for this offering.

Listing

Our ordinary shares are listed on the NASDAQ Global Market under the trading symbol “URGN”.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. However, no stamp taxes will be payable to the State of Israel in connection with the sale of shares offered hereby.

Option to Purchase Additional Ordinary Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              ordinary shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers and directors and certain entities affiliated with them have agreed, subject to specified exceptions, not to directly or indirectly:

∎	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or

∎	otherwise dispose of any share capital, options or warrants to acquire share capital or securities exchangeable or exercisable for or convertible into share capital currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

This restriction terminates after the close of trading of the ordinary shares on and including the 90th day after the date of this prospectus.

Jefferies LLC and                 may, in their sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing our ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option to purchase additional ordinary shares.

“Naked” short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our ordinary shares on the NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our ordinary shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made

∎	a person associated with the Company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, an offer to the public of any ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

∎	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

∎	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, the “2010 PD Amending Directive”), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) or the Securities and Futures Ordinance (Cap. 571) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(1), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the ordinary shares is directed only at, (i) a limited number of persons in accordance with the Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Canada

Resale Restrictions

The distribution of ordinary shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the ordinary shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing ordinary shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎	the purchaser is entitled under applicable provincial securities laws to purchase the ordinary shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that each of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ordinary shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ordinary shares in their particular circumstances and about the eligibility of the ordinary shares for investment by the purchaser under relevant Canadian legislation.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

EXPENSES OF THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of our ordinary shares being registered. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

ITEM	AMOUNT TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*

Total	$	*

*	To be completed by amendment.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

LEGAL MATTERS

The validity of the issuance of our ordinary shares offered in this prospectus and certain other matters of Israeli law will be passed upon for us by Hamburger Evron & Co., Tel Aviv, Israel. As of the date of this prospectus, Hamburger Evron & Co. beneficially owns an aggregate of 83,928 of our ordinary shares issuable upon the exercise of options. Certain matters of U.S. law will be passed upon for us by Cooley LLP, New York, New York. Legal counsel to the underwriters are Gornitzky & Co., Tel Aviv, Israel, with respect to Israeli law, and Covington & Burling LLP, New York, New York, with respect to U.S. law.

EXPERTS

The financial statements as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in auditing and accounting.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Hamburger Evron & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Urogen Pharma, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

∎	the judgment was obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment was given and the rules of private international law currently prevailing in Israel;

∎	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

∎	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

∎	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

∎	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

∎	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

∎	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are currently subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. These other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at http://www.urogen.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

UROGEN PHARMA LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Urogen Pharma Ltd. (the Company) at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in United States of America. These financial statements are the responsibility of the Company’s management and Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel

/s/ Kesselman & Kesselman
March 8, 2017, except for the effects of the share split discussed in note 1d to the consolidated financial statements, as to which the date is April 24, 2017	Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972-3-7954555, Fax: +972-3-7954556, www.pwc.com/il

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	DECEMBER 31,
	2016	2015
Assets
CURRENT ASSETS:
Cash and cash equivalents	$21,362	$17,975
Restricted deposit	95	21
Accounts receivable	83	—
Inventory	105	—
Prepaid expenses and other current assets	396	1,135

TOTAL CURRENT ASSETS	22,041	19,131

NON-CURRENT ASSETS
Property and equipment, net	741	259
Restricted deposit	24	—
Other non-current assets	250	—

TOTAL ASSETS	$23,056	$19,390

Liabilities and Shareholders’ equity
CURRENT LIABILITIES:
Accounts payable, accrued expenses and advances	$1,880	$1,728
Employee related accrued expenses	687	509
Proceeds from exercise of warrants for preferred shares	570	—

TOTAL CURRENT LIABILITIES	3,137	2,237

NON-CURRENT LIABILITIES
Warrants for preferred shares	3,612	872
COMMITMENTS AND CONTINGENCIES (Note 6)

TOTAL LIABILITIES	6,749	3,109

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value: 17,600,000 shares authorized at December 31, 2016 and 2015; 2,305,743 and 2,300,959 issued and outstanding as of December 31, 2016 and 2015, respectively	6	6
Series A and A-1 preferred shares, NIS 0.01 par value: 14,400,000 shares authorized at December 31, 2016 and 2015; 5,193,427 shares issued and outstanding at December 31, 2016 and 2015	13	13
Additional paid-in capital	43,502	41,535
Accumulated deficit	(27,214)	(25,273)

TOTAL SHAREHOLDERS’ EQUITY	16,307	16,281

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,056	$19,390

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	YEAR ENDED DECEMBER 31,
	2016	2015
REVENUES	$17,530	$—
COST OF REVENUES	28	—

GROSS PROFIT	17,502	—
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT EXPENSES, NET	10,287	10,515
GENERAL AND ADMINISTRATIVE EXPENSES	6,417	1,895

OPERATING INCOME (LOSS)	798	(12,410)
FINANCE EXPENSES, NET	2,739	279

NET LOSS	$(1,941)	$(12,689)

LOSS PER ORDINARY SHARE BASIC AND DILUTED	$(1.91)	$(5.88)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER ORDINARY SHARE	2,305,503	2,300,959

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

(U.S. dollars in thousands, except share data)

	ORDINARY SHARES		PREFERRED SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT	AMOUNTS
BALANCE AS OF JANUARY 1, 2015	2,300,959	$6	862,103	$2	$15,739	$(12,584)	$3,163
CHANGES DURING 2015:
Issuance of preferred shares, net of issuance costs			3,635,124	9	21,246		21,255
Purchase of IP R&D in consideration for Preferred A Shares			691,200	2	4,101		4,103
Share-based compensation					449		449
Net loss						(12,689)	(12,689)

BALANCE AS OF DECEMBER 31, 2015	2,300,959	$6	5,193,427	$13	$41,535	$(25,273)	$16,281
CHANGES DURING 2016:
Exercise of options into ordinary shares	4,784	*			*		*
Share-based compensation					1,967		1,967
Net loss						(1,941)	(1,941)

BALANCE AS OF DECEMBER 31, 2016	2,305,743	$6	5,193,427	$13	43,502	(27,214)	16,307

The accompanying notes are an integral part of these consolidated financial statements.

(*) Represents amount less than one thousand

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,941)	$(12,689)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	213	113
In process R&D	—	4,103
Share based compensation	1,967	449
Exchange rates differences	—	(1)
Fair value adjustment of warrants for preferred shares	2,740	241
Changes in operating asset and liabilities:
Increase in inventory	(105)	—
Increase in accounts receivable	(83)	—
Decrease (increase) in prepaid expenses and other current assets	739	(737)
Increase in accounts payable, accrued expenses and advances	481	1,155
Increase in employee related accrued expenses	178	191

Net cash provided by (used in) operating activities	4,189	(7,175)

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted deposit	(98)	—
Purchase of property and equipment	(695)	(301)

Net cash used in investing activities	(793)	(301)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options into ordinary shares	—	—
Proceeds from exercise of warrants for preferred shares	570	—
Issuance cost	(579)	—
Proceeds from issuance of preferred shares from 2014 Share Purchase Agreement net of issuance cost	—	21,581

Net cash provided by (used in) financing activities	(9)	21,581

INCREASE IN CASH AND CASH EQUIVALENTS	3,387	14,105
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	17,975	3,870

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$21,362	$17,975

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchase of IP R&D in consideration for Preferred A Shares	$—	$4,103

Non cash issuance cost	$181	$—

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1—NATURE OF OPERATIONS

a.	UroGen Pharma Ltd. (formerly TheraCoat Ltd.) is an Israeli company incorporated in April 2004 (“UPL”).

UroGen Pharma Inc., a subsidiary of UPL, was incorporated in Delaware in October 2015 and began operating in February 2016 (“UPI”).

UPL and UPI (together the “Company”) is a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies.

b.	In August 2015 the Company entered into an agreement with Allergan Pharmaceuticals International Limited (“Allergan”), a wholly owned subsidiary of Allergan plc, pursuant to which the Company undertook to supply its gel product and supporting services to Allergan for consideration of $750, to allow Allergan to conduct certain scientific investigations aimed at testing utility of the Company’s gel product for the delivery of a certain proprietary product of Allergan. Further, the Company granted Allergan a time limited option to negotiate an exclusive, worldwide right to research, develop, make and have made, use, sell, offer to sell and import the Company’s product in combination with Allergan’s product.

Pursuant to the terms of the agreement from 2015, on October 7, 2016, the Company entered into an exclusive license agreement with Allergan to license worldwide rights to some of its products indicated for use with neurotoxins. As stipulated in the agreement, Allergan paid a non-refundable upfront fee of $17.5 million in accordance with the terms of the license agreement. Allergan shall pay the Company additional milestone payments of up to $207.5 million and tiered royalty payments as a percentage of net sales of the licensed product all as stated in the agreement.

c.	As of the date of approval of the consolidated financial statements, the Company has the ability to fund its planned operations for at least the next 12 months. However, in order to complete the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds.

d.	As described in Note 12, in April 2017, the Company’s board of directors and shareholders approved an aggregate 3.2-for-1 share split of the Company’s ordinary, Preferred A and Preferred A-1 shares. All of the share and per share amounts reflected in these financial statements and the notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES:

a. Basis of presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b. Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to the fair value of share-based compensation, the fair value of the warrants for preferred shares and timing of revenue recognition.

c. Functional currency

The U.S. dollar (“Dollar”) is the currency of the primary economic environment in which the operations of the Company and subsidiary are conducted. Therefore, the functional currency of the Company is the Dollar.

Accordingly, transactions in currencies other than the Dollar are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

liabilities that are denominated in currencies other than the Dollar are measured using the official exchange rate at the balance sheet date. The effects of foreign currency re-measurements are recorded in the consolidated statements of operations as “financial income (expenses).”

d. Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

e. Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation.

2)	The Company’s property and equipment are depreciated using the straight-line method on the basis of their estimated useful lives.

Annual rates of depreciation are as follows:

%
Computers and software	33
Laboratory equipment	15-30
Furniture	6-15
Manufacturing equipment	50

Leasehold improvements are amortized using the straight-line method over the shorter of the expected lease term and the estimated useful life of the improvements.

f. Impairment of long-lived assets

The Company tests long-lived assets, comprised solely of property and equipment, for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future undiscounted cash flows of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future discounted cash flows or some other fair value measure.

As of December 31, 2016 and 2015, the Company did not recognize an impairment loss for its long-lived assets.

g. Contingencies

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable are disclosed.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

In accruing a provision for loss, the Company recognizes an accrual for the amount within a range of loss that represents the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range.

h. Financial instruments

When the Company issues preferred shares, it considers the provisions of ASC 480 in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of ASC 480, the Company further analyzes the instrument’s characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of ASC 480-10-S99.

When the Company issues other freestanding instruments, the Company first analyzes the provisions of ASC 480 in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in earnings in each period.

If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of ASC 815-40 in order to determine whether the instrument should be classified within equity or rather classified as an asset or liability, with subsequent changes in fair value recognized in earnings in each period. See note 7 and note 8.

i. Share-based compensation

The Company accounts for employees’ and directors’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period. As of December 31, 2016 the Company has early adopted the policy to account for forfeitures as they occur according to the FASB’s Accounting Standards Update (ASU) 2016-09, Improvements to Employee Share-Based Payment Accounting. The adjustment for the beginning of the period was not material ($30) and therefore it was not reflected in the consolidated statements of changes in shareholders’ equity.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method and to value the awards based on the single-option award approach. Performance based awards are expensed over the requisite service period when the achievement of performance criteria is probable.

Equity awards granted to non-employees are re-measured at each reporting period at fair value until the commitment date had been reached which is usually the date the service is completed. The fair value of equity awards is charged to the statement of operations over the service period using the straight-line method.

j. Revenue recognition

Virtually all the Company’s revenues are derived from the license agreement with Allergan, to license worldwide rights to some of its products. Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred: (iii) the fee is fixed or determinable: and (iv) collectability of the fee is reasonably assured.

The license agreement contains two deliverables: (a) the license component and (b) Allergan’s right to require supply services of RTGel vials from the Company.

In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met:

(a) The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s), and

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(b) If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

When deliverables are separable, arrangement consideration is allocated to the separate units of accounting based on the relative selling price of each deliverable (where the amount allocable to the delivered element is limited to the amount not contingent on the delivery of future products or services) and the appropriate revenue recognition principles are applied to each unit.

The license component has standalone value (and therefore is accounted for separately from the supply services) since Allergan can use the license for its intended purposes without the Company’s supply services. The four conditions of ASC 605 were met as of December 31, 2016: (1) persuasive evidence of an arrangement exists since the Company and Allergan engaged with a binding agreement; (2) delivery has occurred or services have been rendered since all documents and data Allergan has requested relating to the Company’s know-how were provided before December 31, 2016 and Allergan can use the license for its intended purposes without the supply services (except for immaterial support services); (3) the fee is fixed or determinable, as indicated in the license agreement; and (4) collectability is reasonably assured.

Therefore, as of December 31, 2016, the consideration received in an amount of $17.5 million represents arrangement consideration for both the license of the intellectual property as well as Allergan’s right to future supply services (which would be provided in consideration for future payments to the Company according to the pricing stipulated in the supply agreement). The Company determined that the pricing of the supply services represents their standalone selling price. Accordingly, the Company allocated the entire upfront fee of $17.5 million to the license component. In addition, revenue from the supply services would be recorded in an amount equal the consideration stipulated in the agreement for these services, when these services are provided.

As described in Note 1, the Company is also entitled to milestone payments and royalties based on Allergan’s revenue from its product, which are not considered fixed or determinable until their occurrence. Therefore, these amounts would only be recognized when the conditions for payment are met, and they become due and payable.

k. Research and development costs

Research and development costs are expensed as incurred and consist primarily of the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities and professional services. Grants received from the Israel Innovation Authority, f/k/a the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (the “IIA”) are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred. In the year ended December 31, 2015 the company deducted research and development expenses in the amount of $537. In the year ended December 31, 2016, the company had an increase of $175 to its research and development expenses as a result of its decision not to pursue one of its research programs that had been approved as a result of other financing opportunities. The costs of services performed by others in connection with the research and development activities of an entity, including research and development conducted by others in behalf of the entity, shall be included in research and development costs. The amount received from Allergan from the pre-clinical collaboration agreement signed in August 2015 was deducted from research and development expenses in the statements of operations as the applicable costs were incurred. For the years ended December 31, 2016 and 2015 an amount of $126 and $624, respectively, was deducted from research and development expenses.

The costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

The intellectual property costs totaling $4,103, as described in note 8a(5), were expensed as incurred to research and development costs in accordance with ASC 730, as the intellectual property was purchased from others for a particular research and development project and has no alternative future use and therefore no separate economic value.

l. Income taxes:

1) Deferred taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future.

2) Uncertain income tax positions

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax benefit as the largest amount that is more likely than not of being realized upon ultimate settlement.

m. Loss per share

Basic loss per share (“LPS”) is computed by dividing net loss for the year, after reducing cumulative dividends on preferred shares by the weighted average number of ordinary shares of the Company outstanding for each period.

The calculation of diluted net loss per share excludes potential share issuances of ordinary shares upon the exercise of share options, warrants for preferred shares and convertible preferred share as each of their effect is anti-dilutive.

n. Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

o. Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company deposits cash and cash equivalents with highly rated financial institutions, and, as a matter of policy, limits the amounts of credit exposure to any single financial institution. The Company has not experienced any credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

p. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments. The Company operates in one operating segment.

q. IPO Costs

The Company accounts for IPO costs in accordance with SEC Staff Accounting Bulletin Topic 5A. During the year ended December 31, 2016, the Company recorded $1.7 million in general and administrative expenses related to IPO costs.

r. Newly issued and recently adopted accounting pronouncements

1)	In August 2014, FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (ASC Subtopic 205-40): “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. The update requires management to assess a company’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. All entities are required to apply the new requirements in annual periods ending after December 15, 2016, and interim periods thereafter. Early application is permitted. The Company adopted the provisions of these pronouncement.

2)	In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), (“ASU 2014-09”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASU 605, “Revenue Recognition,” and most industry-specific guidance in the Accounting Standards Codification. In August 2015, the FASB issued ASU 2015-14 on this same topic, which defers for one year the effective date of ASU 2014-09, therefore, the guidance is effective for the Company for annual reporting periods, including interim periods therein, beginning January 1, 2018. The new revenue standards may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of adopting the guidance on its Consolidated Financial Statements.

3)	In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 supersedes existing guidance in Leases (Topic 840). The revised standard requires lessees to recognize the assets and liabilities arising from leases with lease terms greater than twelve months on the balance sheet, including those currently classified as operating leases, and to disclose key information about leasing arrangements. Lessees will be required to recognize a lease liability and a right-of-use asset on their balance sheets, while lessor accounting will remain largely unchanged. The guidance is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on its consolidated financial statements and related disclosures.

4)	In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 is aimed to simplifying the accounting for share-based payment transactions. Included in the update are modifications to the accounting for income taxes upon vesting or settlement of awards, employer tax withholding on share-based compensation and financial statements presentation of excess tax benefits. The guidance also provides an accounting policy election to account for forfeitures as they occur. As permitted by ASU 2016-09, the Company early-adopted this standard in the fourth quarter of 2016, using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted. The impact of this adoption is immaterial.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

5)	In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments,” which addresses the presentation of restricted cash and restricted cash equivalents (or amounts generally described as such) within the statement of cash flows under ASC 230, Statement of Cash Flows, with the intent to reduce diversity in practice. Among others, this ASU addresses cash flow treatment such as debt prepayment or debt extinguishment costs and proceeds from the settlement of insurance claims. Entities are required to disclose how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. Entities must also disclose information about the nature of the restrictions. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. A retrospective basis adoption is required. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

6)	In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”). ASU 2016-18 amends the classification and presentation of changes in restricted cash or restricted cash equivalents in the statement of cash flows. The ASU 2016-18 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the adoption of ASU 2016-18 will have on its consolidated financial statements.

NOTE 3—PROPERTY AND EQUIPMENT

	DECEMBER 31,
	2016	2015
Cost:
Leasehold improvements	$441	$66
Computers and software	106	59
Laboratory equipment	136	105
Manufacturing equipment	227	125
Furniture	201	61

	1,111	416
Less—Accumulated depreciation	(370)	(157)

Property and equipment, net	$741	$259

Depreciation expense was $213 and $113 for the years ended December 31, 2016 and 2015, respectively.

NOTE 4—EMPLOYEE RIGHTS UPON RETIREMENT

The Company is required by law to make severance payments upon dismissal of an employee or upon termination of employment in certain other circumstances.

The Company operates a number of post-employment defined contribution plans. A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The fund assets are not included in the Company’s financial position.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the plans meet the definition of a defined contribution plan, as defined above.

NOTE 5—PROCEEDS FROM EXERCISE OF WARRANTS FOR PREFERRED SHARES

Warrants for preferred shares are exercisable for Series A-1 preferred shares at an exercise price of $7.81 per share. As of December 31, 2016, the number of warrants for preferred shares that are exercisable for Series A-1 preferred shares is 728,312.

During 2016 the Company notified these warrant holders that it is ready to accept an exercise notice that is conditioned on the price per share that will be determined in the anticipated IPO. As of December 31, 2016 the Company received a total amount of $570 as consideration for the conditional cash exercise of the warrants. The cash received for the warrant exercises was recorded among current liabilities as Proceeds from exercise of warrants for preferred shares.

NOTE 6—COMMITMENT AND CONTINGENCIES

a. Lease agreement

In April 2016, the Company signed an addendum to its November 2014 lease agreement in order to increase the office space rented and to extend the rent period. The Company has a lease agreement effective until 2019.

The rent expenses for the years ending December 31, 2016 and 2015 are approximately $218 and $121, respectively.

UPI entered into a lease agreement for its office for a period of 7 years commencing on May 1, 2016. As part of the agreement UPI provided the lessor with a letter of credit which expires on December 2017 and shall be automatically annually renewed for approximately $75. The rent expenses for the year ended December 31, 2016 are approximately $102.

The future minimum lease payments required in each of the next seven years under the lease agreements are $400 per year for the year 2017, $405 in 2018, $351 in 2019, $192 per year for the years 2020 until 2022 and $80 in 2023.

b. Grants from the Israel Innovation Authority (“IIA”), formerly known as the Office of the Chief Scientist of the State of Israel

The Company has received grants from the IIA for research and development funding. Up until 2007, the IIA participation in the funding of the Company’s operations was as part of the Director General Directive 8.2 of Israel by grants provided to Granot Ventures. Since 2008, the funding was provided directly to Company.

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the IIA participates by way of grants. At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. Under the terms of the funding from the IIA, royalties of 3%-4.5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); with the addition of annual interest at a rate based on 12-month LIBOR. The Company is subject to several conditions, including restrictions on its intellectual property.

As of December 31, 2016, the maximum royalty amount payable by the Company under these funding arrangements is $2,105 (excluding interest).

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

c. Financing success fees

The Company entered into agreements with third parties and shareholders in connection with fundraising efforts. In consideration of the services rendered, the Company undertook to pay those third parties and shareholders certain success fees from funds actually received by the Company and/or options to purchase equity of the Company, at a rate agreed between the parties.

Total success fees to third parties for the year ended December 31, 2016 consisted of 5,726 options to third parties to purchase ordinary shares with a fair value of $9. For the year ended December 31, 2015, total success fees to third parties were $108, and were payable in cash.

NOTE 7—FINANCIAL INSTRUMENTS

a. Warrants for preferred shares

1)	In 2014, as part of a share purchase agreement (the“2014 SPA”), the Company issued warrants (the “A-1 warrants”) for preferred shares, see note 8a2.

2)	The A-1 warrants are exercisable into Series A-1 preferred shares of the Company, nominal value NIS 0.01 per share, for an exercise price of $7.81 per share commencing on the date of the issuance and until the earlier of an IPO, M&A event or four years.

The warrants are exercisable for Series A-1 preferred shares, in consideration for cash representing the exercise price. In the event that the warrant is exercised in connection with an IPO or M&A event, the holder may elect to convert the warrant on a net share basis.

The A-1 warrants are classified as liabilities in accordance with ASC 480, as they are freestanding instruments, exercisable into Series A-1 preferred shares, which are redeemable upon certain events that represent “Deemed Liquidation” events (see also Note 8c3). Accordingly, the A-1 warrants are measured at fair value in every reporting period, and changes in their fair value are recognized in earnings within financial income (expense).

As of December 31, 2015 the fair value of the warrants for preferred shares was measured in accordance with the Hybrid Method. The Hybrid Method combines the probabilities of an IPO scenario which was estimated at 15% and a liquidation event scenario which was estimated at 85%. The fair value was determined mainly based on the SPA price per share of $5.94 of Series A preferred shares and assumptions related to achieving the required milestone for additional investment that was determined in the 2014 SPA, and expected volatility at a rate of 75.4%.

The fair value of the preferred share warrants as of December 31, 2016 was measured in accordance with the Hybrid Method. The Hybrid Method combines the probabilities of an IPO scenario which was estimated at 20% and a liquidation event scenario which was estimated at 80%. As of December 31, 2016 the fair value of the warrants for preferred shares was determined mainly based on estimation of the company’s equity value derived from DCF calculation and on assumption relating to the future revenue forecast, clinical success probabilities, relevant discount rates between 10.5%-19% (10.5% for the cash flow expected to be derived from the license agreement with Allergan and 19% for the cash flows expected to be derived from the company’s internal development) and expected volatility at a rate of 73.93%.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

b. The Company financial instruments measured in fair value and classified as Level 3.

The table below sets forth a summary of the changes in the fair value of the warrants for preferred shares classified as Level 3:

	DECEMBER 31,
	2016	2015
Balance at beginning of year	$872	$305
Issuance of warrants for preferred shares	—	326
Changes in fair value of warrants for preferred shares	2,740	241

Balance at end of year	$3,612	$872

c.	As of December 31, 2016 and 2015 the fair value of all financial assets and liabilities, approximate their carrying amounts.

NOTE 8—SHARE CAPITAL:

a. Share capital

1)	As of December 31, 2016 and 2015 the share capital of the Company was as follows:

	NUMBER OF SHARES
	AUTHORIZED		ISSUED AND OUTSTANDING
	DECEMBER 31		DECEMBER 31
	2016	2015	2016	2015
Ordinary shares of NIS 0.01 par value	17,600,000	17,600,000	2,305,743	2,300,959

Series A and A-1 preferred shares of NIS 0.01 par value	14,400,000	14,400,000	5,193,427	5,193,427

2)	In September 2014 (closing in October 2014), the Company signed the 2014 SPA with shareholders and new investors for an aggregate amount of up to $8,000 in exchange for Series A preferred shares at a price per share of $5.94 and warrants to purchase Series A-1 preferred shares at a per share of $7.81. According to the 2014 SPA, each investor that invested more than $500 was required to transfer 50% of its investment at the initial closing in October 2014 (the “Initial Closing”) and an additional 50% once the Company meets certain milestones the (“Milestone Closing”) or upon an investors’ waiver of attainment of the milestone.

During 2014, the Company received $4,304 and an additional amount of $130 in January 2015, net of issuance costs of $67, in exchange for 758,118 Series A preferred shares and 379,088 A-1 warrants.

In July 2015, at the Milestone Closing the Company issued for total consideration of $3,500, 589,472 Series A preferred shares and 294,739 A-1 warrants at $7.81 price per Series A preferred share.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

3)	In October 2015, the Company reclassified 8,000,000 ordinary shares from the authorized but unissued share capital of the Company, into 8,000,000 Series A preferred shares NIS 0.01 each, so that the authorized share capital of the Company, after giving effect to the additional Series A preferred shares, shall be follows:

CLASS OF SHARES	NUMBER OF SHARES	PAR VALUE
Ordinary shares NIS 0.01	17,600,000	176,000
Series A preferred shares NIS 0.01	11,200,000	112,000
Series A-1 preferred shares NIS 0.01	3,200,000	32,000

4)	In October 2015 (closing in November 2015), the Company signed a share purchase agreement (the “2015 SPA”) with shareholders and new investors for an aggregate amount of up to $18,084 in exchange for 3,045,652 Series A preferred shares of the Company at a price per share of $5.94.

5)	In October 2015 the Company entered into an asset purchase agreement with Telormedix SA (“TMX”) pursuant to which the Company purchased all of the intellectual property assets of TMX (in process R&D) in consideration for 691,200 Series A preferred shares of the Company at a price per share of $5.94 (this includes 172,800 Series A preferred shares, which are being held in escrow and will be automatically released to TMX on the earlier of (i) 12 months from the date of initial closing, as set forth in the asset purchase agreement, and (ii) consummation of an IPO). The Company will issue an additional 92,800 Series A preferred shares upon occurrence of each of three milestones, for a maximum potential of 278,400 Series A preferred shares. The intellectual property costs totaling $4,103 were expensed as incurred to research and development costs as there is no alternative future use and therefore no separate economic value.

b. Terms of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

c. Terms of the Company’s convertible preferred shares:

Preferred shares of the Company include Series A and A-1 preferred shares. The exercise price of Series A preferred shares is $5.94 and the exercise price of Series A-1 preferred shares is $7.81.

1)	The holder of each preferred share shall: (i) be entitled to the number of votes which is equal to the number of ordinary shares into which such preferred share is then convertible, (ii) have voting rights and powers equal to the voting rights and powers of any holder of ordinary shares and shall vote as a single class with the holders of ordinary shares, and (iii) be entitled to notice of any meeting of the shareholders.

2)	From and after the date of the issuance of any preferred shares, dividends at the rate per annum of 8% of the Original Purchase Price (as defined) per share shall accrue on such preferred shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the preferred shares).

3)

In the event of: (i) any dissolution or liquidation of the Company, (ii) the proper commencement by or against the Company of any bankruptcy or insolvency proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, (iii) the appointment of a receiver or liquidator to all or substantially all of the Company’s assets, (iv) a Deemed Liquidation (as defined below) event (each of the foregoing, a “Liquidation Event”), or (v) distribution of Dividends, then any Dividends, assets or proceeds of the Company available for

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

distribution to the shareholders (“Distributable Proceeds”), shall be distributed among the shareholders pursuant to the following order of preference:

a)	First, the holders of the preferred shares shall be entitled to receive out of the Distributable Proceeds, prior to and in preference to any distribution to any of the holders of the ordinary shares an amount per preferred share equal to the higher of: (i) the Original Purchase Price plus any Accruing Dividends (as defined), accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon less any amount of Distributable Proceeds previously paid with regard to such shares (collectively, the “Preferential A Amount”) and (ii) such amount per share as would have been payable had all preferred shares been converted into ordinary shares immediately prior to such Liquidation Event.

b)	If the assets (or securities) available for distribution shall be insufficient to permit the payment to holders of the preferred shares of the full Preferential A Amount, then the entire assets (or securities) available for distribution shall be distributed pro-rata among the holders of the preferred shares in proportion to the Preferential A Amount each such holder is otherwise entitled to receive.

c)	Second, after payment in full of the Series A Liquidation Amount, the remaining assets of the Company available for distribution to the Company’s shareholders shall be distributed among the holders of ordinary shares, pro rata based on the number of shares held by each such holder.

d)	Any of the following events shall be deemed a Liquidation Event (each a “Deemed Liquidation”): a transaction or a series of related transactions which entails (i) any sale of all, or substantially all, of the Company’s assets or technology, including by way of granting an exclusive license that is equivalent to the sale of all, or substantially all of the Company’s intellectual property; (ii) the consolidation, merger, or reorganization of the Company into any other entity, in which the Company is not the surviving entity; except, in each case, any transaction in which the shareholders of the Company prior to the transaction hold more than fifty percent (50%) of the outstanding share capital of the Company or the surviving company, as applicable, immediately following such transaction; provided, however, that shares of the surviving entity held by shareholders of the Company acquired by means other than the exchange or conversion of the shares of this Company shall not be used in determining if the shareholders of the Company own more than fifty percent (50%) of the outstanding share capital of the surviving entity (or its parent), but shall be used for determining the total outstanding share capital of the surviving entity; and (iii) any sale of all, or substantially all, of the Company’s issued and outstanding share capital.

4)	The holders of preferred shares shall have the following conversion rights:

a)	Optional conversion - each preferred share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid shares of ordinary shares as is determined by dividing the Original Purchase Price by the conversion price applicable to such share, in effect on the date that the certificate is surrendered for conversion. The initial conversion price of the preferred shares shall be the Original Purchase Price; provided, however, that the conversion price for the preferred shares shall be subject to certain adjustments.

b)	Automatic conversion - Each preferred share shall automatically be converted into ordinary shares at the Conversion Price at the time in effect for such preferred share, on the consummation of any one of the following events:

i)	Upon the closing of an IPO, where the Company’s pre-money valuation is $75,000 or more with net proceeds to the Company of $25,000 or more (a “Qualified Public Offering”); or

ii)	In the event that holders of a majority of sixty percent (60%) of the then outstanding preferred shares, voting as a single class, consent to such.

5)	The preferred shares also confer on their holders certain anti-dilution rights that adjust the conversion ratio in the event that the Company issues new shares at a price lower than the original issue price to the respective preferred shareholders.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

The Series A preferred shares are classified within permanent equity as they are not subject to liability classification under the scope of ASC 480, and meet all the requirements of equity classification under ASC 480-10-S99.

d. Share-based compensation

In October 2010, the Company’s board of directors approved a share option plan (the “Plan”) for grants to Company employees, consultants, directors, and other service providers.

The grant of options to Israeli employees under the Plan is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance (“Section 102”). The option grants are subject to the track chosen by the Company, either the “regular income” track or the “capital gains” track, as set out in Section 102. The Company registered the Plan under the capital gains track, which offers more favorable tax rates to the employees. As a result, and pursuant to the terms of Section 102, the Company is not allowed to claim as an expense for tax purposes the amounts credited to the employees in respect of options granted to them under the Plan, including amounts recorded as salary benefits in the Company’s accounts, with the exception of the work-income benefit component, if any, determined on grant date. For non-employees and for non-Israeli employees, the Plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.

The expected volatility is based on the historical volatility of comparable companies. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms. The expected term is the length of time until the expected dates of exercising the options, and is estimated for employees (except senior management) using the simplified method due to insufficient specific historical information of employees’ exercise behavior, and for non-employees, directors and senior management using the contractual term.

For the years ended December 31, 2016 and 2015, the Company granted options to certain employees and non-employees as follows:

1) Options granted to employees and directors:

Set forth below are grants made by the Company to employees as of December 31, 2016. The majority of the options vest over a period of four years and expire on the seventh anniversary of the date of grant.

a)	During 2015, the Company granted 1,098,777 options to employees and directors with exercise prices ranging from $0 to $5.94 per share.

b)	During 2016, the Company granted 404,813 options to employees and directors with exercise prices ranging from $5 to $5.94 per share.

The fair value of options granted to employees and directors during 2016 and 2015 was $906 and $2,334, respectively.

The total unrecognized compensation cost of employee options at December 31, 2016 is $1,776, which is expected to be recognized over a weighted average period of 2.44 years.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

The fair value of options granted to employees and directors on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	2016	2015
Value of ordinary shares	$2.98-5.54	$2.98-3.01
Dividend yield	0%	0%
Expected volatility	74.8%-80%	69.78%-76.68%
Risk-free interest rate	1.4%-2.13%	0.38%–2.08%
Expected term	7 years	1-7 years

2) Options granted to consultants and other service providers:

During 2016 and 2015, the Company granted 132,032 and 203,820 options, respectively, to consultants and service providers with an exercise price ranging from $0 to $5.94 per share.

The fair value as of December 31, 2016 and 2015 of options granted to consultants and other service providers during 2016 and 2015 was $671 and $57, respectively.

The fair value of options granted to consultants and other service providers as of December 31, 2016 and 2015 was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	2016	2015
Value of ordinary shares	$1.58-7.96	$2.98
Dividend yield	0%	0%
Expected volatility	72.72%-80%	73.31%-76.3%
Risk-free interest rate	1.56%-2.27%	1.88%–2.07%
Expected term	5.8-8.5 years	6.8-7 years

3)	The following table summarizes the number of options outstanding under the Plan for the years ended December 31, 2016 and 2015, and related information:

	EMPLOYEES AND DIRECTORS		CONSULTANTS AND SERVICE PROVIDERS
	NUMBER OF OPTIONS	WEIGHTED AVERAGE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE PRICE PER SHARE
Outstanding at January 1, 2015	595,823	$3.69	332,500	$3.14
Granted	1,098,777	$2.99	203,826	$2.98
Canceled/Forfeited	(8,000)	$5.00	(23,088)	$2.33

Outstanding at December 31, 2015	1,686,600	$3.23	513,238	$3.48
Granted	404,813	$3.50	132,032	$7.15
Canceled/Forfeited	(60,800)	$3.03	(6,000)	$1.58
Exercised	—	—	(4,784)	$2.45

Outstanding at December 31, 2016	2,030,613	$3.29	634,486	$4.27

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

4)	The following tables summarize the outstanding and exercisable options as of December 31, 2016:

DECEMBER 31, 2016
OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS OUTSTANDING AT END OF YEAR	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER OF OPTIONS EXERCISABLE AT END OF YEAR	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE
$0	322,853	5.0	138,187	5.6
$1.56	12,800	6.3	12,800	6.3
$1.78	54,400	5.8	18,134	5.8
$2.45	180,145	1.0	180,145	1.0
$4.02	194,195	2.4	194,195	2.4
$5.00	1,357,645	5.1	765,043	4.6
$5.94	500,799	6.3	80,000	6
$6.73	42,262	0.7	42,262	0.7

	2,665,099		1,430,766

The aggregate intrinsic value of the total vested and exercisable options as of December 31, 2016 is $5,683.

5)	The following table illustrates the effect of share-based compensation on the statements of operations:

	YEAR ENDED DECEMBER 31,
	2016	2015
Research and development expenses	$1,167	$170
General and administrative expenses	800	279

	$1,967	$449

6)	In February, March, April, June and November 2016, the Company increased the number of ordinary shares reserved for issuance under the Company’s share option/incentive plans and arrangements by 320,000, 208,000, 137,600, 131,200 and 90,220 ordinary shares, respectively, to a total amount of 2,703,499 ordinary shares.

NOTE 9—TAXES ON INCOME

The Company is taxed under Israeli tax laws:

a. Tax rates

The income of the Company is taxed at the regular rate. The corporate tax rate for 2016 was 25% and for 2015 was 26.5%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, introducing a gradual reduction in corporate tax rate from 25% to 23%. However, the law also included a temporary provision setting the corporate tax rate in 2017 at 24%. As a result, the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

The change in tax rate as mentioned above has not affected the Company since the Company has not recognized taxes to date.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

b. Tax assessments

All the tax assessments filed by 2013 are considered final.

c. Losses for tax purposes carried forward to future years

As of December 31, 2016, the Company had approximately $14,260 of net carry forward tax losses available to reduce future taxable income without limitation of use.

d. Deferred income taxes:

	DECEMBER 31,
	2016	2015
In respect of:
Net operating loss carry forward	$3,280	$3,691
Research and Development expenses	—	742
In-Process R&D	806	—
Other	72	66
Less—valuation allowance	(4,158)	(4,499)

Net deferred tax assets	$—	$—

The change in valuation allowance for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
Balance at the beginning of the year	$(4,499)	$(2,551)
Changes during the year	341	(1,948)

Balance at the end of the year	$(4,158)	$(4,499)

The main reconciling item between the statutory tax rate of the Company and the effective rate is the share based compensation and provision for full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits.

e.	As of December 31, 2016 and 2015, the Company had not accrued a provision for uncertain tax positions.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10—LOSS PER ORDINARY SHARE:

The following table sets forth the calculation of basic and diluted loss per share for the periods indicated:

	YEAR ENDED DECEMBER 31,
	2016	2015
Basic and diluted:
Loss attributable to equity holders of the Company	$1,941	$12,689

Dividend accumulated for preferred shares during the period	$2,467	$852

Loss attributable to equity holders of the Company, after deducting dividend accumulated for preferred shares	$4,408	$13,541

Weighted average number of ordinary shares	2,305,503	2,300,968

Loss per ordinary share (LPS)	$1.91	$5.88

For the years ended December 31, 2016 and 2015, all ordinary shares underlying outstanding options, A-1 warrants and convertible preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive. Diluted LPS does not include 2,665,099 and 2,199,838 ordinary shares underlying outstanding options for the years ended December 31, 2016 and 2015, respectively, 728,312 shares issuable upon exercise of the A-1 warrants for series A-1 preferred shares for the years ended December 31, 2016 and 2015, and 5,193,427 shares issuable upon conversion of preferred shares for the years ended December 31, 2016 and 2015.

NOTE 11—RELATED PARTIES-TRANSACTIONS AND BALANCES:

Related parties include the Chairman of the Board of Directors, the board members and the Chief Executive Officer of the Company.

a. Transactions with related parties

	YEAR ENDED DECEMBER 31,
	2016	2015
Expenses:
Payroll and related expenses	622	$440
Management fees	224	139
Research grants	50	—

	$896	$579

b. Balances with related parties:

	DECEMBER 31,
	2016	2015
Accounts payable and accrued expenses	$35	$12

Prepaid expenses and other current assets	$17	$—

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

c. Related parties:

UPI entered into a lease agreement, dated as of November 2015 and commencing as of May 2016, for office space in New York, which serves as the headquarters for UPI (see note 6). UPI shares the office space equitably with Kite Pharma, Inc., a Delaware corporation, who is a cosignatory to such lease agreement. Arie Belldegrun, M.D., UPL’s chairman, serves as the Chairman and Chief Executive Officer of Kite Pharma, Inc.

NOTE 12—SUBSEQUENT EVENTS:

On April 19, 2017, the Company’s board of directors and shareholders approved an aggregate 3.2-for-1 share split of the Company’s ordinary, Preferred A and Preferred A-1 shares. The share split was effected on April 19, 2017 by the issuance of 2.2 ordinary shares for each outstanding ordinary, Preferred A and Preferred A-1 share held immediately prior to the share split. The Company has evaluated subsequent events through March 8, 2017, the date the financial statements were available to be issued. In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through April 24, 2017, the date the financial statements were available to be reissued.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	SEPTEMBER 30, 2017	DECEMBER 31, 2016
Assets
CURRENT ASSETS:
Cash and cash equivalents	$79,171	$21,362
Restricted deposit	197	95
Accounts receivable	34	83
Inventory	137	105
Prepaid expenses and other current assets	910	396

TOTAL CURRENT ASSETS	80,449	22,041

NON-CURRENT ASSETS
Property and equipment, net	710	741
Restricted deposit	29	24
Other non-current assets	—	250

TOTAL ASSETS	$81,188	$23,056

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$3,488	$1,880
Employee related accrued expenses	1,139	687
Deferred revenues	300	—
Proceeds from exercise of warrants for preferred shares	—	570

TOTAL CURRENT LIABILITIES	4,927	3,137

NON-CURRENT LIABILITIES
Warrants for preferred shares	—	3,612
TOTAL LIABILITIES	4,927	6,749

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value: 100,000,000 shares and 17,600,000 shares authorized at September 30, 2017 and December 31, 2016, respectively; 13,178,400 and 2,305,743 issued and outstanding at September 30, 2017 and December 31, 2016, respectively.	35	6
Preferred A and Preferred A-1 shares, NIS 0.01 par value: 14,400,000 shares authorized at December 31, 2016, 5,193,427 shares issued and outstanding at December 31, 2016.	—	13
Additional paid-in capital	113,354	43,502
Accumulated deficit	(37,128)	(27,214)

TOTAL SHAREHOLDERS’ EQUITY	76,261	16,307

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$81,188	$23,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,
	2017	2016
REVENUES	$7,831	—
COST OF REVENUES	313	—

GROSS PROFIT	7,518	—
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT EXPENSES, NET	11,936	7,915
GENERAL AND ADMINISTRATIVE EXPENSES	5,374	5,188

OPERATING LOSS	9,792	13,103
FINANCE EXPENSES, net	122	1,761

NET LOSS	$9,914	$14,864

LOSS PER ORDINARY SHARE BASIC AND DILUTED	$1.31	$7.25

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING USED IN COMPUTATING BASIC AND DILUTED LOSS PER ORDINARY SHARE	8,223,124	2,305,410

The accompanying notes are an integral part of these condensed consolidated financial statements.

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UROGEN PHARMA LTD. 7

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	ORDINARY SHARES			PREFERRED SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
	NUMBER OF SHARES		AMOUNTS	NUMBER OF SHARES	AMOUNTS		AMOUNTS
BALANCE AS OF JANUARY 1, 2017	2,305,743		$6	5,193,427	$13	$43,502	$(27,214)	$16,307
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2017:
Exercise of options into ordinary shares	170,816	*				333		333
Share-based compensation						4,031		4,031
Exercise of warrants into preferred shares				364,036	1	4,731		4,732
Conversion of preferred shares into ordinary shares	5,557,463		14	(5,557,463)	(14)			—
Issuance of ordinary shares, net of issuance expenses	5,144,378		15			60,757		60,772
Net loss							(9,914)	(9,914)

BALANCE AS OF SEPTEMBER 30, 2017	13,178,4000		$35	—	—	$113,354	$(37,128)	$76,261

BALANCE AS OF JANUARY 1, 2016	2,300,959		$6	5,193,427	$13	$41,535	$(25,273)	$16,281
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2016:
Exercise of options into ordinary shares	4,784		*			*		*
Share-based compensation						1,386		1,386
Net loss							(14,864)	(14,864)

BALANCE AS OF SEPTEMBER 30, 2016	2,305,743		$6	5,193,427	$13	$42,921	$(40,137)	$2,803

(*) Represents less than one thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

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UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,914)	$(14,864)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	149	132
Share-based compensation	4,031	1,386
Exchange rates differences	(2)	—
Fair value adjustment of warrants for preferred shares	168	1,761
Changes in operating asset and liabilities:
Decrease (increase) in inventory	(32)	—
Decrease (increase) in accounts receivable	49	—
Decrease (increase) in prepaid expenses and other current assets	(514)	763
Increase in accounts payable and accrued expenses	1,704	1,663
Increase (decrease) in deferred revenues	300	—
Increase (decrease) in employee related accrued expenses	452	2

Net cash provided by (used in) operating activities	(3,609)	(9,157)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(118)	(578)
Change in restricted deposit	(105)	(94)

Net cash used in investing activities	(223)	(672)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options into ordinary shares	333	—
Issuance of ordinary shares, net of issuance expenses	60,926	—
Payment of deferred equity offering cost	—	(510)
Proceeds from exercise of warrants to preferred shares	382	570

Net cash provided by (used in) financing activities	61,641	60

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57,809	(9,769)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	21,362	17,975

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$79,171	$8,206

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Exercise of warrants into preferred shares	$4,732	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 1- NATURE OF OPERATIONS

a.	UroGen Pharma Ltd. is an Israeli-domiciled company incorporated in April 2004 (“UPL”). UroGen Pharma, Inc. a subsidiary of UPL, was incorporated in Delaware in October 2015 and began operating in February 2016 (“UPI”). UPL and UPI are referred to herein together as the “Company.”

The Company is a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies.

b.	In May 2017, the Company raised $60.8 million, net of issuance costs and underwriting discounts, in an Initial Public Offering (“IPO”) on the NASDAQ Stock Market (“NASDAQ”) (see Note 6a2).

c.	As of the date of approval of the consolidated financial statements, the Company has the ability to fund its planned operations for at least the next 12 months. However, the Company’s product candidates may never achieve commercialization and it will continue to incur losses for the foreseeable future. Therefore, in order to fund the Company’s research and development expenses, general and administrative expenses and capital expenditures until such time that the Company can generate substantial revenues, the Company may need to raise additional funds.

d.	As described in Note 6a1, in April 2017, the Company’s board of directors and shareholders approved a 3.2-for-1 split of the Company’s ordinary, Preferred A and Preferred A-1 shares. All of the share and per share amounts reflected in these financial statements and the notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

e.	During July 2017, the Company announced that it had earned a milestone payment of $7.5 million under its exclusive worldwide licensing agreement with Allergan Pharmaceuticals International Limited (“Allergan”) resulting from Allergan’s submission of an Investigational New Drug (“IND”) application for the Company’s RTGel in combination with Allergan’s BOTOX for the treatment of overactive bladder to the U.S. Food and Drug Administration (“FDA”). The Company received the milestone payment in August 2017.

NOTE 2—BASIS OF PRESENTATION

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2017, the results of operations and cash flows for the nine month period ended September 30, 2017 and 2016.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2016 and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2016. The condensed balance sheet data as of December 31, 2016 included in these unaudited condensed consolidated financial statements was derived from the audited financial statements for the year ended December 31, 2016, but does not include all disclosures required by U.S. GAAP.

The results for the nine month period ended September 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 3—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), (“ASU 2014-09”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASU 605, “Revenue Recognition,” and most industry-specific guidance in the Accounting Standards Codification. In August 2015, the FASB issued ASU 2015-14 on this same topic, which defers for one year the effective date of ASU 2014-09, therefore, the guidance is effective for the Company for annual reporting periods, including interim periods therein, beginning January 1, 2018. The new revenue standards may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of adopting the guidance on its Consolidated Financial Statements.

NOTE 4—FAIR VALUE MEASUREMENT

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s assets and liabilities that are measured at fair value as of September 30, 2017 and December 31, 2016 are classified in the tables below in one of the three categories described above:

	SEPTEMBER 30, 2017	DECEMBER 31, 2016
Warrants for preferred shares—Level 3	$—	$3,612

The fair value of the preferred share warrants as of December 31, 2016 was measured in accordance with the Hybrid Method. The Company utilized the Hybrid Method to combine the probability of an IPO scenario at such date, which was estimated at 20%, with the probability of a liquidation event at such date, which was estimated at 80%. As of

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UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

December 31, 2016, the fair value of the warrants for preferred shares was determined mainly based on estimation of the Company’s equity value derived from a discounted cash flow, or DCF, calculation and based on assumptions relating to the Company’s revenue forecast, clinical success probabilities, relevant discount rates between 10.5%-19% (10.5% for the cash flow expected to be derived from the license agreement with Allergan and 19% for the cash flow expected to be derived from the Company’s internal development), and expected volatility at a rate of 73.93%.

The table below sets forth a summary of the changes in the fair value of the warrants for preferred shares classified as Level 3:

	NINE MONTHS ENDED SEPTEMBER 30,
	2017	2016
Balance at the beginning of the period	$3,612	$872
Changes in fair value during the period	168	1,761
Exercise of warrants to preferred shares	(3,780)	—

Balance at end of period	$—	$2,633

In connection with the completion of the IPO, the Company converted all outstanding warrants into 364,036 Preferred A-1 shares of the Company and subsequently converted all of its preferred shares, including the Preferred A-1 shares, into ordinary shares.

NOTE 5—PROCEEDS FROM EXERCISE OF WARRANTS FOR PREFERRED A-1 SHARES

The Company’s warrants outstanding prior to the IPO were exercisable for Series A-1 preferred shares at an exercise price of $7.81 per share. Prior to the IPO, such warrants were exercisable for 728,312 Preferred A-1 shares.

During 2017 and 2016, the Company notified holders of these warrants that it was ready to accept an exercise notice that was conditioned on the price per share at which the Company’s shares would be sold in an anticipated IPO. Prior to the IPO, the Company received a total amount of $952 as consideration for the conditional cash exercise of these warrants. The cash received was recorded among current liabilities as proceeds from exercise of warrants for preferred shares. As of September 30, 2017, following the exercise of the warrants, the cash received was re-classified to additional paid in capital. See also note 6.

NOTE 6—SHARE CAPITAL

a. Share capital

1.	On April 19, 2017, the Company’s board of directors and shareholders approved an aggregate 3.2-for-1 share split of the Company’s ordinary, Preferred A and Preferred A-1 shares. The share split was effected on April 19, 2017 by the issuance of 2.2 ordinary shares for each outstanding ordinary, Preferred A and Preferred A-1 share held immediately prior to the share split.

2.	In May 2017, the Company completed an IPO on the NASDAQ Stock Market, in which it issued 5,144,378 ordinary shares in consideration for $60.8 million, net of issuance costs and underwriting discounts. In addition, during the year ended December 31, 2016, the Company recorded $1.7 million in general and administrative expenses related to IPO costs, in accordance with SEC staff Bulletin Topic 5A.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

Upon the completion of the IPO, the Company converted all outstanding warrants for Preferred A-1 shares into 364,036 Preferred A-1 shares of the Company. Subsequently, the Company converted all outstanding Preferred A and Preferred A-1 shares into ordinary shares at a ratio of 1:1. As of September 30, 2017, the Company’s share capital was composed entirely of ordinary shares.

3.	During the nine months ended September 30, 2017, the Company received $333 from the exercise of 170,816 options into ordinary shares.

b. Share-based compensation

1.	The following table illustrates the effect of share-based compensation on the statements of operations:

	NINE MONTHS ENDED SEPTEMBER 30,
	2017	2016
Research and development expenses	$2,513	$760
General and administrative expenses	1,518	626

	$4,031	$1,386

2.	2017 Equity Incentive Plan

In March 2017, the Company’s board of directors adopted the 2017 Equity Incentive Plan (“2017 Plan”), which was approved by the shareholders in April 2017. The 2017 Plan provides for the grant of incentive stock options to the Company’s employees and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of stock awards to the Company’s employees, directors and consultants.

The maximum number of ordinary shares that may initially be issued under the 2017 Plan is 1,400,000. In addition, the number of ordinary shares reserved for issuance under the 2017 Plan will automatically increase on January 1st of each calendar year, from January 1, 2018 through January 1, 2026, so that the number of such shares reserved for issuance will equal 12% of the total number of ordinary shares outstanding on the last day of the calendar month prior to the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of ordinary shares that may be issued upon the exercise of incentive stock options under the 2017 Plan is 5,600,000.

The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Ordinary Shares on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

3.	In April 2017, the Company’s board of directors approved modifications of performance conditions for 67,200 restricted stock units and contingent options for executive management. The Company recorded an expense of $527 under general and administrative expenses with respect to these modifications.

4.	During the nine months ended September 30, 2017, the Company’s board of directors approved grants of 130,000 options to directors of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price between $13.00 and $17.67. The options vest in several installments over a one or a three-year period. As of the grant date, the fair value of these options was estimated at $1,657. The options expire ten years from the date of the grant.

5.

During the nine months ended September 30, 2017, the Company’s board of directors approved grants of 170,000 options to executive management of the Company. Each option is exercisable into one ordinary share

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UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

of the Company at an exercise price of $19.55. The options vest in several installments over a three-year period. As of the grant date, the fair value of these options was estimated at $2,645. The options expire ten years after their grant date.

6.	During the nine months ended September 30, 2017, the Company’s board of directors approved grants of 75,000 options and 25,000 restricted stocks to employees of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price of $30.59. The options and restricted stock vest in several installments over a three-year period. As of the grant date, the fair value of these options and restricted stock was estimated at $2,234. The options expire ten years after their grant date.

NOTE 7—RELATED PARTIES

UPI entered into a lease agreement in November 2015, which commenced in May 2016, for office space in New York, which serves as the headquarters for our U.S. subsidiary. UPI shares the office space equitably with Kite Pharma, Inc., a Delaware corporation that is a co-signatory to such lease. Arie Belldegrun, M.D., UPL’s Chairman, served as the Chairman and Chief Executive Officer of Kite Pharma, Inc. until his resignation effective as of October 3, 2017, in connection with the acquisition of Kite Pharma, Inc. by Gilead Sciences, Inc.

NOTE 8—LOSS PER SHARE:

The following table sets forth the calculation of basic and diluted loss per share (“LPS”) for the periods indicated:

	NINE MONTHS ENDED SEPTEMBER 30,
	2017	2016
Basic and diluted:
Net Loss attributable to equity holder of the Company	$9,914	$14,864

Dividend accumulated on preferred shares during the period	$825	$1,845

Net Loss attributable to equity holders of the Company, after reducing dividend accumulated on preferred shares	$10,739	$16,709

Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per ordinary share	8,223,124	2,305,410

Basic and diluted net loss per ordinary share	$1.31	$7.25

For the nine month periods ended September 30, 2017 and 2016, all ordinary shares underlying outstanding options, A-1 warrants and convertible preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

The shares accounted for in diluted loss per ordinary share do not include 2,918,349 and 2,594,698 ordinary shares underlying outstanding options for the nine month period ended September 30, 2017 and 2016, respectively, and 728,312 shares issuable upon exercise of the Preferred A-1 warrants, which were converted to ordinary shares upon the IPO, for the nine month period ended September 30, 2016.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 9—SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through November 14, 2017.

During the fourth quarter, UPI entered into a new lease agreement for its New York headquarters. The lease agreement commenced in October 2017, and shall terminate in February 2021.

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            Ordinary Shares

UroGen Pharma Ltd.

PRELIMINARY PROSPECTUS

Jefferies

                    , 2018

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. A company may not exculpate in advance a director from liability arising out of a breach of the duty of care with respect to a distribution.

Under the Israeli Companies Law, a company may indemnify an office holder with respect to the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

∎	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

∎	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

∎	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

∎	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

∎	a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

∎	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

∎	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

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∎	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

∎	an act or omission committed with intent to derive illegal personal benefit; or

∎	a fine, civil fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers.”

Our amended and restated articles of association permits us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We maintain directors and officers liability insurance for the benefit of our office holders to the fullest extent permitted by the Israeli Companies Law. In addition, we have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association and Israeli law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling the registrant, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2014, which were not registered under the Securities Act.

∎	In February 2014, we issued a series of unsecured subordinated convertible promissory notes to new investors and several of our existing shareholders These notes were amended in July 2014 and are referred to as the 2014 notes, as amended. Pursuant to the 2014 notes, we initially received an aggregate principal amount of $647,112, bearing interest at 6% per annum. The principal and all accrued interest on the 2014 notes was to be, on the consummation of the investment of a specified amount, automatically converted into either: (i) Series A preferred shares at a five percent (5%) discount on the price per share; or (ii) into ordinary shares at a fifteen percent (15%) discount on the price per share, on the date of conversion, as determined by our board of directors, all at the election of the 2014 note holders. On October 20, 2014, in lieu of such automatic conversion, we offered the holders of the 2014 notes the right to convert the 2014 notes into Series A preferred shares at a price per share of $5.94 and to receive warrants for no additional consideration, all as if they were subscribing to purchase securities pursuant to the 2014 Share Purchase Agreement. All of the 2014 note holders elected to convert the principal amounts of their notes on these terms immediately prior to the initial closing of the 2014 Share Purchase Agreement and waived their right to interest due or payable on the principal amount. All 2014 notes were cancelled.

∎	On October 20, 2014, June 28, 2015 and July 7 and 28, 2015, (i) we issued to certain investors and existing shareholders, 1,347,590 preferred shares for approximately $8.0 million, which will be converted into ordinary shares prior to this offering. We further granted such investors and existing shareholders 673,827 warrants to purchase preferred shares (to be converted into warrants to purchase ordinary shares prior to this offering) at an exercise price of $7.81 per share; and (ii) we issued to the 2014 notes holders 108,983 preferred shares and 54,485 warrants to purchase preferred shares (to be converted into ordinary shares and warrants prior to this offering) at an exercise price of $7.81 in exchange for their conversion of all principal and accrued interest due on the notes in an aggregate amount of $647,112.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

∎	On November 12, 2015, we issued to Telormedix SA, or TMX, 691,200 preferred shares in consideration of any and all owned knowledge or data of TMX, whether registered or unregistered, including, but not limited to, intellectual property, goodwill, clinical studies, and licenses. These shares will be converted into ordinary shares prior to this offering. We also undertook to issue to TMX 278,400 additional preferred shares upon the achievement of certain milestones, which may be met in the future.

∎	On December 10, 2015, we issued to certain investors and existing shareholders 3,045,652 preferred shares, which will be converted into ordinary shares prior to this offering for $18.1 million.

The sales of the above securities were deemed to be exempt from registration under the Securities Act because they were made outside of the U.S. to certain non-U.S. individuals or entities pursuant to Regulation S or, in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and the regulations promulgated thereunder.

Additionally, we granted share options and restricted share units to employees, directors, consultants and service providers under our 2010 Israeli Share Option Plan covering an aggregate of 2,665,099 ordinary shares, with a weighted-average exercise price of $4.85. We also granted an aggregate of 674,500 share options and restricted share units to employees, directors, consultants and service providers under our 2017 Equity Incentive Plan, with a weighted-average exercise price of $22.89.

We claimed exemption from registration under the Securities Act for these option grants described above under Section 4(a)(2), Regulation S, or under Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

No underwriters were employed in connection with the securities issuances set forth in this Item.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1.1*	Form of Underwriting Agreement

3.1	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Form 6-K filed on May 18, 2017)

5.1*	Opinion of Hamburger Evron & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares

10.1	Form of Officer Indemnity and Exculpation Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

10.2	2010 Israeli Share Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

10.3	Investors’ Rights Agreement, dated September 18, 2014, as amended on October 1, 2015 and April 12, 2016, among the Registrant and the Registrant’s shareholders (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

10.4	Asset Purchase Agreement, dated October 1, 2015, between the Registrant and Telormedix SA (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

10.5†	License Agreement, dated as of October 7, 2016, by and between the Registrant and Allergan Pharmaceuticals International Limited (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

10.6	2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

10.7	2017 Israeli Equity Incentive Sub Plan to the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

21.1	Subsidiary of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

23.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

23.2*	Consent of Hamburger Evron & Co. (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature pages of Registration Statement)

99.1	Consent of Dr. J. Gregory Wirth (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-217201))

*	To be provided by amendment.
†	Registrant has been granted confidential treatment for certain portions of this exhibit. This exhibit omits the information subject to this confidentiality treatment. Omitted portions have been filed separately with the SEC.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ra’anana, Israel on this              day of                 , 2018.

UROGEN PHARMA LTD.

By:
Ron Bentsur Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ron Bentsur and Gary Titus, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Ron Bentsur	Chief Executive Officer (Principal Executive Officer)	, 2018

Gary Titus	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2018

Arie Belldegrun, M.D.	Chairman	, 2018

Fred E. Cohen MD	Director	, 2018

Kathryn E. Falberg	Director	, 2018

Stuart Holden, M.D.	Director	, 2018

Cynthia M. Butitta	Director	, 2018

Ran Nussbaum	Director	, 2018

Confidential Treatment Requested by UroGen Pharma Ltd. Pursuant to C.F.R. Section 200.83

SIGNATURE	TITLE	DATE

Pini Orbach, Ph.D.	Director	, 2018

Urogen Pharma, Inc.
By:		AUTHORIZED U.S. REPRESENTATIVE	, 2018
Name:	Ron Bentsur
Title:	President and CEO